082-35105

Moneysupermarket.com Group PLC
Annual Report **2009**


10015735

AR/S
12-31-09

Moneysupermarket.com Group PLC Annual Report 2009

Helping every household to make the most of their money


THURSDAY
ANYE1ISK
A08
01/04/2010
245
COMPANIES HOUSE

moneysupermarket.com® a great deal easier   travelsupermarket.com® a great deal easier



Our objective is to help every household to make the most of their money.

We do this by providing our customers with a free online service enabling them to compare a wide range of products and to find the one most suited to their needs. Our customers can compare products by price, product features and service

We provide these services through our two market leading brands, moneysupermarket com and travelsupermarket com

Contents

Moneysupermarket.com At a Glance



How do we operate?

Our comparison services offer a compelling proposition both to our customers and to product providers.

Our customers are able to search and compare products by price, product features and service in one place so that they can choose the product most suited to their needs This saves our customers valuable time and helps our customers to make the most of their money - always important but never more so than during uncertain economic times

To providers, we strive to offer the most cost effective solution to customer acquisition in our chosen business areas By matching the right customer to the right provider we offer our providers an efficient and completely measurable media tool We have considerable volumes of informed customers actively looking for the product most suited to their needs and ready to purchase This enables product providers and advertisers to target their marketing spend most effectively

Our online services are free to our customers Our revenue comes predominantly from fees paid to us by product providers and advertisers either when our customer clicks through to their website or when our customer actually applies for or purchases a product

How do we measure our performance?

We use a number of key performance indicators (KPIs) to measure our performance against our strategy These are reviewed on a regular basis The principal KPIs for each of our verticals are

REVENUE SPLIT BY VERTICAL - £M

1 Money	68 3
2 Insurance	77 7
3 Travel	19 1
4 Home Services	7 4

1 Money	38 1
2 Insurance	75 7
3 Travel	16 3
4 Home Services	5 5

MONEY

Money products compared include:

- Loans
- Credit cards
- Current accounts
- Savings accounts

KPIs:

INSURANCE

Insurance products compared include:

- Motor
- Home
- Travel
- Breakdown

KPIs:

TRAVEL

Travel products compared include:

- Flights
- Hotels
- Package holidays
- Car hire

KPIs:

HOME SERVICES

Home services products compared include:

- Utilities
- Mobiles
- Vouchers
- Shopping

KPIs:

Highlights

Our Financial Highlights

- Revenue decreased by 23% from £178 8m to £136 9m
- Adjusted EBITDA[1] of £36.0m
- Final dividend of 7.11p per share comprising.
  - Dividend of 2.2p per share equivalent to 2008 final dividend
  - Special dividend of 4.91p per share
- Total dividend for the year of 13.34p per share
- Cash balances of £53.8m at 31 December 2009
- Profit after tax of £1.9m

1 Certain share option charges relating to Directors senior management and other employees of the Group arising from when the Group listed or when it was privately owned have been added back to calculate adjusted EBITDA A charge for awards made under the Group s Long Term Incentive Plan is included within the adjusted results

Our Operational Highlights

- Visitors[1] to the Group's websites increased to 120 5m
- Significant improvements in the website offering.
  - New vouchers channel launched November 2009
  - New credit card channel launched January 2010
  - New motor insurance channel launched February 2010
- Online brand recognition increased to 85% in January 2010 from 80% in September 2008

1 The Group recorded a substantial increase in its reported visitors from 27 April 2008 to the end of June 2008 following a release made in respect of the anti virus software AVG In assessing whether a webpage was safe it followed every link or URL displayed on an email or webpage to the destination website This meant that many web based businesses including the Group recorded visitors from users of the AVG software who themselves did not technically visit the website The 2008 visitor count has been adjusted for the estimated impact of this AVG released a further update to its anti virus software early in July 2008 which resolved the issue


Our Strategy

Best products

- **Building strong relationships with providers to ensure our customers get great products tailored to their needs**
- **Providing our customers with the widest range of products and the best deals**
- **Ensuring our customers do not get a better deal going direct**

Best deal
We compare more than 100 motor insurance providers to ensure our customers get the best deals on their motor insurance

Providers
We work with the major motor insurance providers to ensure our customers get great products and make great savings



Best shop

- Ensuring we deliver the best customer experience through our websites
- Ensuring we are open for business whenever and wherever our customers want to visit us
- Utilising our core product comparison skills in new markets and new product areas to meet our customers' needs
- Ensuring our customers have the tools they need to compare products based on the features that are important to them

Best customer experience
We have launched our new credit card channel to make it even easier for our customers to find great deals

Best tools
We ensure our customers have the tools they need to compare products based on the features that are important to them



Data

- Protecting data and keeping it safe
- Using data to personalise our services and products to more readily meet our customers' needs
- Enabling our customers to store their details to improve their experience when they visit us again

Personalised service
Our vouchers channel displays vouchers that will be of interest to our customers based on where they live

Use of data
By joining our vouchers eclub and storing their details with us, we can keep our customers up to date with the best local voucher deals



Brand

- Focusing on innovative and effective methods of communication to build long term relationships with our customers
- Striving to retain our customers year after year through the provision of excellent customer service
- Investing in effective and targeted marketing, advertising and PR
- Ensuring our customers visit us first when they need help with their household bills

New television advertising
We launched our new advertising campaign 'a great deal easier' fronted by Omid Djalili in January 2010 to help ensure our customers visit us first whenever they need help with their household bills

Chairman's Statement

We are a very cash generative business, but will run with a conservative debt free balance sheet to enable us to take advantage of the opportunities as our business and the economy recovers

Gerald Corbett
Chairman

Our third year as a public company was one of great change The impact of the credit crunch on our business, especially our Money vertical, was significant Across the whole of the United Kingdom, there was a collapse in mortgage and secured lending as the banks contracted their loan books

Against this economic backdrop, the Group's revenue declined by 23% from £178 8m to £136 9m for the year ending 31 December 2009 and adjusted EBITDA declined by 26% to £36 0m for the year

However, some positives for the Group emerged from the crisis It accelerated our transition to a professional management team, it prompted a significant reduction in the cost base, it precipitated a review and rethink of everything that we do, and it demonstrated the resilience of our diversified business model with yet another year of solid cash flow

Peter Plumb was appointed Chief Executive Officer in February 2009 Graham Donoghue and David Osborne were appointed as Directors at the same time All are experienced professional managers

The new management team have settled in well The drop in profitability was minimised, the business was stabilised improvements were made and by the final quarter our year on year profitability was ahead of the previous year We came through the worst recession since the 1930's solidly profitable, leaner and better managed Each of our verticals were significantly enhanced during the year and our advertising programme changed, initially with Peter Jones and then the new programme which commenced in January this year with Omid Djalili We retained our leading market position in the Money vertical, maintaining market share, in spite of revenues, particularly from mortgage and secured lending, falling by 44%

We lost some market share in the first quarter in our Insurance vertical, when some of our site enhancements failed to generate the improvements expected but held share in the rest of the year

Our travel website suffered in line with the rest of the market and consequently was managed for margin Our Home Services vertical performed satisfactorily given the greater stability in gas and electricity prices in 2009 We believe there is good potential to switch customers from these to our other verticals

Following a review of the Group's cash requirements in July 2009, the Company paid an interim dividend of 1 3p per ordinary share on 16 October 2009, consistent with the interim dividend in 2008 In addition, the Company paid a special dividend on the same date of 4 93p per ordinary share reflecting the Board's confidence in the ability of the business to generate cash on an ongoing basis

During the year, the business continued to generate cash and we ended the year with cash balances of £53 8m With the business stabilised, and with the tax changes announced in the April 2009 Budget, we have decided to recommend another special dividend of £25m or 4 91p per ordinary share This brings the total dividend for the year to 13 34p per ordinary share including the total of the special dividends of 9 84p per ordinary share If approved by shareholders at the forthcoming Annual General Meeting, this will be paid on 1 April 2010 to all shareholders on the register as at 5 March 2010

We are a very cash generative business, but will run with a conservative debt free balance sheet to enable us to take advantage of the opportunities as our business and the economy recovers

The new year has begun satisfactorily and we are quietly confident that the worst is behind us It has been a difficult time for the Company Our employees have responded magnificently to the challenges they have faced and, on behalf of the Board, I would like to thank them for their commitment during the year

The Annual General Meeting will be held at 10 30am on Wednesday 31 March 2010 at De Vere Carden Park Hotel, near Chester, Cheshire, CH3 9DQ and I look forward to seeing you there

Gerald Corbett
Chairman



The Market at a Glance

Moneysupermarket.com retained its leadership position in an increasingly competitive market

Market Share - Moneysupermarket.com

Source Experian Hitwise December 2009 monthly market share in City (Cust Cat), measured by visits based on UK usage

Travelsupermarket.com was managed for margin in a declining market

Market Share - Travelsupermarket.com

Source Experian Hitwise December 2009 monthly market share in City (Cust Cat) measured by visits, based on UK usage

Chief Executive's Report

This is a great business, with hugely dedicated and skilled employees who have a passionate focus on helping our customers make the most of their money

Peter Plumb
Chief Executive Officer

Q: What have been your main priorities and achievements in your first year as Chief Executive Officer?

A: I was appointed Chief Executive Officer during what can only be described as an unprecedented global financial crisis and a UK recession This, of course, helped to shape the main priorities for my first year Those priorities were reshaping the business for lower volumes, ensuring critical investment remained prioritised to capitalise on a returning market, as and when it happens, and most of all, focusing our organisation even further on helping our customers make the most of their money

The first six months of the year were spent stabilising and reshaping the business We reduced our team by approximately 80 people, a burden shared across the business and at all levels, delivering an annualised saving in excess of £2m

Our marketing team was challenged to deliver more for less' Our online marketing spend including both search engine marketing and partners was significantly reduced This was delivered through the use of sophisticated bid management tools and additional investment in our marketing team, to harness further the benefits our brand, expert content and breadth of services give us in natural online search We also reduced our offline marketing spend Television advertising spend achieved much greater 'cut through' with our 'Savings on household bills campaign fronted by Peter Jones This campaign played a strong role, when combined with our extensive PR coverage, in building our brand trust with customers

In the second half of the year we increased our investment in our core systems as we continued our focus on product development and innovation This resulted in a significantly improved motor insurance channel being launched in beta during the year which went fully live in February 2010 In January 2010 we also launched an improved credit card channel and have a programme of delivery in place for other major channels in 2010 Together this will significantly improve our customer proposition and customer experience in these important channels

My final and most important priority has been to place our customers even further into the heart of our business We now run regular focus groups, testing out new ideas with real customers We have continued to invest in better analytics tools this year, giving our design teams granular data on how customers use and interact with our services

Q: How have you worked with Simon Nixon?

A: First and foremost, as a major shareholder in the Company and as an Executive Director Simon has been very supportive of our new strategy and vision On a personal level Simon and I compliment each other and work well together Simon's industry expertise has helped me settle into my role quickly

In his new role, Simon has focused on product development and innovation across the Group, areas he is passionate about and in which he clearly has a great deal of knowledge and experience

Q: Clearly the global financial crisis has negatively affected most businesses. What has been the impact on Moneysupermarket.com?

A: As a business working in the financial services sector we have clearly and directly been affected by the tightening of credit markets and downturn in the economy during 2009 which has made trading challenging

In 2009, Group revenue declined by 23% to £136 9m and adjusted EBITDA declined by 26% to £36 0m from £48 4m in 2008 The Group maintained its overall market share although it surrendered some share in Travel which was managed for margin in a declining market

The Group was able to successfully flex its cost base to protect its operating margins The Group has remained strongly cash generative and ended 2009 with no debt and a cash balance of £53 8m after the payment of the special dividend and the interim dividend on 16 October 2009

In the first quarter of the year we closed the non-core intermediary business primarily due to the difficulties faced in the mortgage market last year

The Insurance vertical remains the Group's largest vertical accounting for 55% of Group revenue up from 44% in 2008 Home and travel insurance performed particularly well, however, the motor insurance market remained very competitive in 2009 with increased advertising spend by some competitors We maintained a clear strategy of only acquiring visitors at a level which made financial sense This resulted in a decline in revenue for the year However in the second half of the year following the launch of the Peter Jones campaign and improvements to the website the Insurance vertical grew over the same period last year

In a year of financial uncertainty for our customers visitors to our Money vertical remained consistent However, with a shortage of credit products particularly in the first half of the year, revenue decreased in the year by 44% to £38 1m The secured lending market in particular suffered from a radical reduction in the supply of credit and a tightening of underwriting criteria

The Travel vertical also suffered in 2009 with revenue declining by 15% to £16 3m following market trends and the business was actively managed for margin

The UK's favourite comparison site!

Chief Executive's Report *continued*

Travelsupermarket com was redesigned during 2009, improving the customer proposition and customer usability of the site During the year, we launched a cruise channel increasing the breadth of offering in the Travel vertical

Revenue in the Home Services vertical declined substantially in 2009 compared to 2008 chiefly due to a year of more stable gas and electricity prices compared to 2008 During the fourth quarter, the Group re-launched its vouchers channel enabling customers to obtain discounts on a much wider range of different products and services

As a business that concentrates on helping every household to make the most of their money, our customer proposition is more important now than ever

Q: What are your plans for 2010 and beyond?

A: The actions we took in 2009 will provide a strong platform for 2010 and I am confident that we will see the results of that work during the year and into 2011

We have set out on pages 4 to 7 the key elements of our strategy for 2010 as we continue to focus on how we can help households make the most of their money

We will continue our development momentum across the business, ensuring that in 2010 our customers continue to receive market leading services whilst building a better service infrastructure for our providers

We will continue to work closely with our providers to ensure that we offer our customers the best possible range of products and deals Our dedicated rates team constantly scour the market for changing rates and deals striving to offer customers the capability to compare the whole of market and best buy products

Our redeveloped channels provide a richer data set on our customers This will ensure we are better placed to talk to our customers about relevant services and deals Our customer communication programme will become an ever more important part of our business as we build long term relationships with our customers

Most importantly, we will complete the rollout of our new advertising campaign 'a great deal easier' fronted by Omid Djalili Our brand adverts were aired in early January shortly followed by our new motor insurance adverts in mid January The adverts have been well received by our customers

Q: This seems to be different to your strategy for 2009. What has changed?

A: Although the recession meant that my priority was to stabilise the business in a market with significantly lower credit availability and travel product demand, we continued investment in teams and technology for the long term good of our business Investments were made against the clear strategic template I referred to above

The major changes in strategy have been ones of marketing priorities and our approach to international operations

With our new offline marketing campaign, we will be looking for greater 'cut through' than we have achieved with previous campaigns It is a very competitive market and what you say is potentially more important than how much you spend

On international, we have stronger ambitions than ever to take our model to new markets However, our green field market entry test in Germany has taught us a great deal this year Germany a country whose personal finance market did not escape the global crisis, has proven to be very different to operate in Our innovative personalised loans website went live during 2009 and is the most sophisticated service in Germany However, we have learnt a great deal about the need in Germany to support online service offline In the UK, customers are happy to self serve but in Germany a degree of offline support is required through a dedicated telephone support team The economics of such a service is much less attractive and indeed expensive as an organic entry strategy We are therefore winding down this test whilst we explore other options for international growth

Q: What do you see as Moneysupermarket.com's key strengths?

A: We are a business with many important strengths Principally, I see them as team scale and brand

This year has seen a major transformation within our business in how we build and enhance our website based on customer behaviour We start 2010 with a much more agile business, both curious and innovative Although 2010 will see a continued website development plan, our core motor home and credit card channels will be able to respond to market changes in almost real time, something we certainly were unable to do last year Our new executive team brings a strong mix of skills to the business ranging from blue chip marketing to hands on provider experience

We are the UK s number one price comparison website and our scale brings distinct benefits to our business in two main ways Firstly, our breadth of services means that customers have many reasons to visit us throughout the year to make the most of their money This not only gives us the financial benefits of a diversified product range, but also gives us a real opportunity to cross sell products from our different verticals Secondly, we gain benefits from our marketing efficiency, both online and offline, an area that we made good progress on in 2009

Our business is now 10 years old Moneysupermarket com is a very valuable brand which is highly recognised and trusted by our customers

Q: What do you think will be the challenges for the year ahead?

A: 2010 will be another challenging year for the business as we seek to execute our strategy outlined above and focus on delivering our ambitious plans for 2010 and beyond

There will remain challenges in the wider economy this year, particularly in the credit markets, and it will be critical that we remain flexible and responsive to changing market conditions and evolving customer needs

Our breadth of services will however continue to be a source of great strength We will continue to focus on our customers and on making sure that we offer them the best range of products, ensuring that whatever their financial needs, we as a business can help them make the most of their money in 2010

Q: When do you expect things to improve?

A: Clearly 2009 has been a difficult year for the Group However, we have maintained market share in key verticals and I believe the business has now stabilised with the worst behind us

I remain confident that the work we are doing across the business and the enhancements we have made and will continue to make in 2010 will ensure the Group is well positioned to capitalise on its strengths when growth returns to our markets

I am very much looking forward to 2010 and beyond This is a great business, with hugely dedicated and skilled employees who have a passionate focus on helping our customers make the most of their money That's a good place to start 2010 from

Peter Plumb
Chief Executive Officer

Financial and Business Review

The Group has presented below an extract of the Consolidated Statement of Comprehensive Income for the years ended 31 December 2009 and 31 December 2008 along with a reconciliation to adjusted EBITDA Revenue in 2009 was £136 9m (2008 £178 8m) which generated a net profit after tax of £1 9m (2008 loss of £59 1m) The Directors believe that the presentation of an adjusted EBITDA measure will allow users of the financial information to gain a better understanding of the underlying performance of the business

Extract of Consolidated Statement of Comprehensive Income

for the year ended 31 December 2009

	2009 £000	2008 £000
Revenue	**136,874**	178 800
Cost of sales	**(42,627)**	(62,063)
Gross profit	**94,247**	116,737
Distribution expenses	**(18,446)**	(21,618)
Administrative expenses – excluding Directors' and senior managers' share based compensation	**(69,140)**	(75,310)
Administrative expenses – Directors' and senior managers' share based compensation and related costs	**(4,355)**	(4,325)
Administrative expenses – impairment of goodwill	**-**	(70,000)
Administrative expenses	**(73,495)**	(149,635)
Profit/(loss) from operating activities	**2,306**	(54,516)
Reconciliation to adjusted EBITDA		
Profit/(loss) from operating activities	**2,306**	(54 516)
Share based compensation	**4,067**	4,163
Amortisation of intangible assets	**25,200**	25,200
Impairment of goodwill	**-**	70 000
Depreciation	**4,436**	3 543
Adjusted EBITDA	**36,009**	48,390
Adjusted earnings per ordinary share		
- basic (p)	**4.6**	6 9
- diluted (p)	**4 5**	6 8

Basis of preparation

The results show the trading results for the years ended 31 December 2009 and 31 December 2008 The following adjustments have been made to arrive at adjusted EBITDA

- The acquisition of Moneysupermarket com Financial Group Limited by the Company gave rise to £207 2m of intangible assets These are to be written off over a period of 3-10 years with a charge of £25 2m per annum to be recorded in each of the first three years post acquisition Charges relating to the impairment of goodwill in 2008 have also been added back in calculating adjusted EBITDA
- Certain share option charges relating to Directors, senior management and other employees of the Group arising from the time the Group listed or when it was privately owned have been added back to calculate adjusted EBITDA A charge for awards made under the Group s Long Term Incentive Plan is included within the adjusted results for 2008 and 2009

Reference is made in the Overview section below to adjusted distribution and administration expenses, and adjusted staff costs These measures represent the costs charged to the Statement of Comprehensive Income, less the intangible amortisation goodwill impairment, and pre-listing share option charges

Overview

We are pleased to present a solid set of financial results for the year ended 31 December 2009 Revenue for the year was £136 9m (2008 £178 8m) generating adjusted EBITDA of £36 0m (2008 £48 4m)

During the year the Group focused on reconfiguring its business for the lower levels of supply for certain products in the Money vertical and making its online and offline marketing investment work harder, whilst maintaining its market leading position Good progress has been made in both these areas, having reduced the cost base substantially, expanded gross margin and adjusted EBITDA margin against the second half of 2008

The management team was considerably strengthened during the year with a number of key appointments which have provided the Group with a solid skills and talent base to provide a foundation for future growth The new team has focused its efforts on technology and marketing, to enhance our products and services and improve the user experience whilst maintaining and strengthening our brand In the second half of the year, the Group invested £1 3m in technology using flexible third party resource to improve its core architecture and usability in a number of key channels The Group launched a new vouchers channel in November 2009 and released new credit card and motor insurance channels in January and February 2010 respectively Other major refreshes of some of the Group s key channels will be released throughout the remainder of the year New advertising creative featuring Peter Jones was released in June emphasising our key message that we help households looking to save time and money on their household bills The campaign was used successfully in the second half of the year whilst we developed entirely new creative for 2010 which built upon this theme and which aired for the first time in January 2010 featuring comedian Omid Djalili Feedback from customers to date has been positive

Financial performance

Revenue declined by 23% to £136 9m (2008 £178 8m) and adjusted EBITDA fell by 26% to £36 0m (2008 £48 4m) Revenue and profitability in 2009 were impacted by the credit crunch which reduced both the supply of credit and consumer discretionary spend in the wider UK economy relative to the same period last year Revenue in 2008 included £13 2m generated from secured lender First Plus which closed to new business in August 2008 The Group maintained its market share measured by Experian Hitwise against its key competitor set

Group gross margins at 68 9% improved by more than three percentage points over last year The Group improved its proportion of direct to site revenue in the year An accrual release of £0 8m within cost of sales was also made in the first half of the year following the resolution of a dispute with a portal partner during the period The Group closed its lower margin intermediary operation to new business early in the first quarter of 2009 Revenue recorded in 2009 represents trail commission for mortgage applications in process prior to closure and revenue from revenue sharing agreements with third parties who have managed the winding down of the business

The adjusted administrative and distribution cost base decreased by 13% from £71 8m to £62 6m in the year Distribution expenses decreased by £3 2m over the prior year driven by reduced television advertising costs The Group maintained a level of presence on broadcast media broadly similar to the prior year through a deflation in media costs and changes made in the length of slots acquired

Adjusted administrative costs decreased by £6 0m (12%) over the prior year from £50 2m in 2008 to £44 2m in 2009 Adjusted staff costs (including contract resource) decreased by £3 5m to £26 9m

Financial and Business Review *continued*

Headcount decreased from 555 to 442 from December 2008 to December 2009 as the Group sought to align its cost base to the prevailing market conditions in the Money vertical

In April 2009 the Group made headcount reductions of approximately 80 people across all areas of the business although the largest impacted area was the Group's mortgage brokerage business The Group incurred costs of £0 5m in relation to these and other reorganisation activities in the first half of 2009 yielding savings of approximately £2 3m per annum in permanent staff costs

The Group invested approximately £1 3m in the second half of 2009 in flexible resource to improve its core technology and product in 2009 and into 2010 The Group made a number of significant releases to its product set in the fourth quarter of 2009 and the first quarter of 2010 as referred to above The Group expects a slightly higher run rate level of investment over the course of 2010 to be made in technology

Other costs including irrecoverable VAT decreased by £3 3m over last year as expenditure on, inter alia, television advertising and search engine marketing was reduced, together with the reduction in the VAT rate to 15% which was effective from 1 December 2008 The Group incurred a loss of £2 1m in Germany in 2009 (2008 loss of £1 2m) Following a review of its German business, the Group has now taken the decision to wind down this test operation

Adjusted EBITDA margins declined from 27 1% to 26 3% against the same period last year but improved significantly from 22 9% in the second half of 2008

The Group operates its internet business across four vertical markets These are discussed below

	Revenue			
	31 December 2009		31 December 2008	
	£000	**%**	£000	%
Money	**38,132**	**28**	68,265	38
Insurance	**75,669**	**55**	77 739	44
Travel	**16,305**	**12**	19,089	11
Home Services	**5,539**	**4**	7,416	4
Other – UK	**-**	**0**	23	0
Total internet UK	**135,645**	**99**	172,532	97
Germany	**361**	**0**	-	0
Total internet	**136,006**	**99**	172 532	97
Intermediary	**868**	**1**	6,268	3
Total	**136,874**	**100**	**178,800**	**100**

Internet business

The Directors use key performance indicators ('KPIs') to assess the performance of the internet business against the Group's strategy These are reviewed on a regular basis The principal KPIs for the internet business are as follows

Visitors

The Group measures the number of visitors to its websites as the number of unique visitors per day per channel, measured on a cumulative basis using cookie-based tracking methodologies

Transactions

The Group measures transactions at the point in time that the customer leaves the Group's websites having clicked through to a third party website, or in some cases having completed an application form hosted on the Group's websites

Revenue per visitor ('RPV')

The Group measures the total revenue (including click and other internet revenue) divided by the number of visitors defined above

Revenue per transaction ('RPT')

The Group measures the click based revenue divided by the total number of transactions defined above

The relative performance of each of the internet verticals is discussed below

Money

The Money vertical offers customers the ability to search for, and compare, products for, amongst other things, credit cards, current accounts, mortgages, loans debt solutions, savings accounts and business finance It also includes elements of the Group's lead business (PAA) and advisory business (MCAT) together with advertising revenue that derives from financial products

The KPIs for the Money vertical are shown below

	31 December 2009	31 December 2008	Change
Visitors (000)[1]	**35,178**	35 131	0%
Transactions (000)	**11,650**	15 003	-22%
Revenue (£000)			
- click based revenue	**32,812**	57,372	-43%
Revenue (£000) - other	**5,320**	10,893	-51%
Revenue (£000) - total	**38,132**	68,265	-44%
RPV	**£1 08**	£1 94	
RPT	**£2 82**	£3 82	

Total revenue in the Money vertical decreased by 44% from £68 3m to £38 1m and click based revenue by 43% from £57 4m to £32 8m Visitors were broadly flat

Conditions in the credit market in 2009 were significantly worse than those in the majority of 2008 Credit markets materially worsened over the course of 2008 and particularly the second half of the year as the credit crunch deepened impacting a number of key channels in the Money vertical The secured lending market in particular suffered from a reduction in the supply of credit and a tightening of underwriting criteria This was one of the Group's largest revenue generating channels First Plus, a subsidiary of Barclays, which was the Group's largest single provider by revenue closed to new business in August 2008 First Plus generated revenue of £13 2m in 2008 which the Group was unable to replace in 2009

The Group noted that towards the end of the first half of 2009 external measures of credit availability began to show signs of having stabilised Trading in credit products defined as total revenue from secured and unsecured loans credit cards, debt solutions and mortgages excluding impression based advertising revenue was slightly in excess of 50% down against last year However revenue from credit products improved in the second half of the year to £13 9m from £13 3m in the first half of the year despite the fact the second half of the year is traditionally weaker than the first half given the softness of fourth quarter revenue Throughout the year trading in the Money vertical improved on a quarterly basis relative to the same quarter last year and in the fourth quarter was approximately 10% down over the same period last year

Revenue from other banking products, particularly savings and current accounts has held up relatively well although savings revenue softened into the fourth quarter against a tough 2008 comparator Savings revenue increased significantly in the fourth quarter of 2008 following the financial uncertainty created after the collapse of a number of financial institutions The change in sales mix away from credit based products, which generate higher transaction revenue, towards general banking products markedly reduced RPT and RPV in 2009 against last year RPV has however been slowly improving for the Money vertical throughout 2009 as the wider markets have shown signs of stabilising

Other revenue which includes revenue from the sale of leads through PAA, commission based sales through MCAT for mortgages and loans, and advertising revenue, declined approximately £5 6m or 51% over the year Commissions that are earned from loan and mortgage brokerage in particular have reduced significantly relative to last year as a result of the difficult market conditions and accordingly the Group materially reduced headcount in this area in the first half of 2009

Financial and Business Review *continued*

Insurance

The Insurance vertical offers customers the ability to search for, and compare, insurance products for, amongst other things, breakdown, dental, home, life, medical mortgage payment protection, motor, payment protection, pet and travel insurance It also includes elements of the Group's lead business (PAA) and advisory business (MCAT) together with advertising revenue that derives from insurance products

The KPIs for the Insurance vertical are shown below

	31 December 2009	31 December 2008	Change
Visitors (000)[1]	**24,143**	24,830	-3%
Transactions (000)	**13,189**	15,385	-14%
Revenue (£000)			
- click based revenue	**68,599**	66,614	3%
Revenue (£000) - other	**7,070**	11,125	-36%
Revenue (£000) - total	**75,669**	77,739	-3%
RPV	**£3 13**	£3 13	
RPT	**£5 20**	£4 33	

Revenue in the Insurance vertical declined by 3% from £77 7m to £75 7m Transaction revenue increased by 3% from £66 6m to £68 6m

Revenue in the second half of the year increased by 2% over the same period last year having been 6% lower in the first half of 2009 relative to 2008 The improvement in trading in the second half was driven by increased visitor volumes helped in part by the television advertising campaign featuring Peter Jones launched in June 2009

The *motor insurance comparison market remains* the most competitive market in which the Group currently operates Revenue was approximately 5% lower in the motor insurance channel for the year as a whole although revenue in the second half grew marginally over the same period last year reflecting the increased visitor volumes referred to above The Group concentrated on the profitable online and offline acquisition and retention of customers during the year rather than focusing exclusively on market share Revenues in the other insurance channels, including home insurance, travel insurance and life insurance, were all ahead of last year

Other revenue declined by approximately £4 0m Other revenue fell in the year driven by lower advertising revenue from a deliberate reduction in the advertising real estate made available to advertisers coupled with the cessation of revenue generated from telephone based leads which generated £2 5m in 2008 Both measures were taken to improve the long term customer experience of using the website in line with our brand building strategy

Travel

The Travel vertical offers customers the ability to search for, and compare, amongst other things, airport parking car hire, flights, hotels and package holidays

The KPIs for the Travel vertical are shown below

	31 December 2009	31 December 2008	Change
Visitors (000)[1]	**42,970**	48,924	-12%
Transactions (000)	**28,904**	38,149	-24%
Revenue (£000)			
- click based revenue	**14,768**	16,818	-12%
Revenue (£000) - other	**1,537**	2,271	-32%
Revenue (£000) - total	**16,305**	19,089	-15%
RPV	**£0 38**	£0 39	
RPT	**£0 51**	£0 44	

Revenue in the Travel vertical fell by 15% from £19 1m to £16 3m Transaction revenue declined by 12% from £16 8m to £14 8m Visitor levels declined by 12% compared to the same period last year whilst RPV remained broadly flat

Revenue in the Travel vertical was impacted as customers reduced discretionary expenditure in response to the increasing economic uncertainty Package holiday revenue did, however, grow fractionally over the same period last year The Group's travel website, travelsupermarket com, was redesigned during the second quarter of 2009 which improved the usability of the website A cruises channel was added in June 2009

Non click revenue representing impression based advertising fell by 32% due to a reduced number of visitors compared to the same period last year together with weaker demand from providers for advertising real estate

Home Services

The Home Services vertical offers customers the ability to search for, and compare, products for broadband mobile telephones, vouchers, shopping and utilities

The KPIs for the Home Services vertical are shown below

	31 December 2009	31 December 2008	Change
Visitors (000)[1]	**18,216**	11 245	62%
Transactions (000)	**5,177**	2,891	79%
Revenue (£000)			
- click based revenue	**5,322**	7 297	-27%
Revenue (£000) - other	**217**	119	82%
Revenue (£000) - total	**5,539**	7,416	-25%
RPV	**£0 30**	£0 66	
RPT	**£1 03**	£2 52	

Revenue in the Home Services vertical decreased by 25% from £7 4m to £5 5m in the year Revenue from utilities, which represents the largest channel in which the Group operates in the Home Services vertical, declined by approximately one third against a strong comparator period with the first half of 2008 benefiting significantly from the rising price of gas and electricity Utilities prices have been more stable in 2009 and there has therefore been less demand for switching services although trading improved markedly in the second half of 2009 relative to the first half of the year

During the fourth quarter of 2008 the Group launched its own shopping comparison service A new vouchers channel was launched in November 2009 enabling customers to obtain discounts across a wide range of products and services This has enabled the Group to grow visitors to this vertical by 62% over last year Transaction values are typically very low relative to the other channels in the vertical and the increase in visitors and transaction volumes has reduced the RPV for the Home Services vertical measured against the same period last year

Financial and Business Review *continued*

Germany

Following a review of its business in Germany, the Group has decided to wind down its test operation The volume of business has been lower than originally anticipated by the Group Customers require more offline support than those in the UK which would require the Group to have significant call centre support The Group generated losses of £2 1m in Germany in 2009 (2008 losses of £1 2m) The cost of winding down the operation in Germany is expected to be approximately £0 8m in 2010

Cash balance and dividend

As at 31 December 2009 the Group had a cash balance of £53 8m The Group continued to strengthen its cash position throughout the year after payment of dividends Having reviewed the cash required by the business, the Board is recommending a final dividend, subject to shareholder approval, in respect of the year ended 31 December 2009 of 7 11p per ordinary share, comprising a dividend of 2 2p per ordinary share equivalent to the final dividend paid in respect of the 2008 financial year and a special dividend of approximately £25 0m equivalent to 4 91p per ordinary share, reflecting the Board s confidence in the ability of the business to generate cash on an ongoing basis

Together with the interim dividend of 1 3p per ordinary share and special dividend of 4 93p per ordinary share paid on 16 October 2009, this gives a total dividend for the year of 13 34p per ordinary share Subject to shareholder approval, the total cost of the dividends for the financial year will be £67 8m

The ex-dividend date for the final dividend is 3 March 2010, with a record date of 5 March 2010 and a payment date of 1 April 2010 Shareholders have the opportunity to elect to reinvest their cash dividend and purchase existing shares in the Company through a Dividend Reinvestment Plan

Tax

The Group tax charge of £1 3m in the Consolidated Statement of Comprehensive Income represents an effective tax rate of 40% (2008 -16%) This is higher than the prevailing rate of 28% The current year has been impacted by losses from its German operation of £2 1m for which a deferred tax asset cannot be recognised During 2008, the Group had disallowable expenses in the year of £76 0m (including £70 0m of goodwill impairment) and a further £1 2m of losses from its German operation for which a deferred tax asset was not recognised In addition in 2008 the Group also recognised a deferred tax charge of £2 7m representing a revaluation of a deferred tax asset held in relation to share options In future the Group expects the underlying effective rate of tax to be close to the standard UK corporation tax rate of 28%

Earnings per ordinary share

Basic statutory earnings per ordinary share for the year to 31 December 2009 was 0 4p (2008 loss per share of 11 8p) Adjusted basic earnings per ordinary share decreased from 6 9p to 4 6p per share The adjusted earnings per ordinary share is based on profit before tax after adding back intangible amortisation and share-based payment charges arising from pre-listing share options A tax rate of 28% (2008 28 5%) has been applied to calculate adjusted profit after tax

Key contractual arrangements

Moneysupermarket com Limited a subsidiary of the Company is party to contracts and other arrangements which the Directors judge are essential to the Group's business

As with any internet business the Group is dependent upon its ability to attract customers to its website either directly or through paid search or portal partners, and revenue generated from commercial arrangements with its providers

The Group uses television advertising to attract customers to its website directly The Group incurred costs of £15 6m (2008 £19 0m) relating to television advertising in 2009 The Group has contracts with a number of media agencies to acquire advertising inventory from commercial television companies The Group typically has a commitment of between 6 and 10 weeks expenditure at any one time Television costs represent 85% (2008 88%) of distribution costs

The Group uses search engines to acquire traffic via paid search The Group spent £30 8m (2008 £38 3m) on paid search in 2009 Although there are a number of search engines that operate in the UK Google is the dominant search engine and accounts for the majority of the Group's spend in this area The Group has had contracts with a number of media agencies in the year to manage search engine marketing The Group has no forward commitment to search engines and manages its spend on a real time basis

The Group does not consider any of the contracts it has with portal partners to be material

The Group has a number of contracts with providers which are based either on a cost per click basis or a cost per action basis or a hybrid of the two It also has a number of commercial arrangements based on the number of page impressions served in the case of banner advertising The Group does not consider it has any material contracts with providers in any one channel The Group does however frequently deal with providers across a range of different channels managed under different contracts often to different parts of the same organisation, and occasionally through third party media agencies At this consolidated channel level, the largest individual provider represented approximately 4% (2008 4%) of Group internet revenue

During 2009 there was consolidation in the financial marketplace and the number of independent organisations reduced The brands under these group umbrellas are usually run independently and the marketing budget managed separately The largest group represented approximately 4% (2008 9%) of Group internet revenue

Notes

2 The Group recorded a substantial increase in its reported visitors from 27 April 2008 to the end of June 2008 following a release made in respect of the anti-virus software AVG In assessing whether a webpage was safe it followed every link or URL displayed on an email or webpage to the destination website This meant that many web based businesses including the Group recorded visitors from users of the AVG software who themselves did not technically visit the website The 2008 visitor count has been adjusted for the estimated impact of this AVG released a further update to its anti-virus software early in July 2008 which resolved the issue

Principal Risks and Uncertainties

The tables below summarise the material financial and operational risks to the Group and how the Group seeks to mitigate them in the day-to-day running of the business.

Financial risks

Risk area	Potential impact	Mitigation
Significant worsening in credit markets	Financial institutions may reduce the quantum of lending and tighten their acceptance criteria for customers seeking to obtain credit This may reduce Group revenue Providers may increase their focus on customer retention rather than acquisition This may reduce commissions available to price comparison websites	The Group continues to focus on building strong relationships with providers to ensure the Group is able to provide solutions to the needs of providers and to maximise the opportunities for providers to acquire customers in a cost effective manner
Significant consolidation of providers	Consolidation of providers may continue in response to the poor credit markets This may reduce competition for business with customers having less choice and may reduce commissions available to price comparison websites	The Group will continue to improve its search functionality and deliver new relevant customers to providers at demonstrably lower acquisition costs compared with other media The diversification of the Group both in the number of verticals that it operates in and the range of products and services it provides in each vertical should lessen the impact of any consolidation of providers
Reduction of providers	Providers may decide to withdraw their products from price comparison websites or reduce their customer acquisition activity via price comparison websites This may reduce Group revenue and the customer proposition of price comparison websites	The Group continues to focus on building strong relationships with providers to ensure the Group is able to provide solutions to the needs of providers and to maximise the opportunities for providers to acquire customers in a cost effective manner
Security of cash balances	The Group holds significant cash balances A failure of a major financial institution with whom the Group places significant deposits may result in a material loss to the Group	The Group has continued to diversify its cash holdings across a number of financial institutions in accordance with it's approved treasury policy At the end of 2009 the Group held cash balances with five financial institutions with a maximum balance of £18 0m with any one institution
Revenue assurance	Significant reduction of or a failure to recognise revenue from contracted providers where the Group is remunerated on a cost per action basis	The Group will continue to perform independent reviews using third parties to gain assurance that the Group is being correctly remunerated for the sales it introduces to contracted providers
Investment in new areas	Significant capital invested in new products and services or new geographies fails to make a return	Investments in new areas typically leverage existing expertise and experience built up over many years Capital requirements are relatively low and investment is managed in stages such that it is not finally committed until there is good visibility of a return
Financial services and other markets regulation and taxation	The business model in financial services or other lines of business may be compromised by changes to existing regulation or the introduction of new regulation or changes to the tax legislation particularly value added tax	The Group has a team of regulatory specialists who work with the business to ensure that it remains compliant with existing regulation and informed of impending regulation The Group has embraced regulation to date and shares the vision of the regulators generally to make the market more transparent to the end customer The Group continues to monitor ongoing European Union developments in respect of the review of the provision of financial intermediary services with regard to value added tax and any relevant case law in this area as it emerges

Operational risks

Risk area	Potential impact	Mitigation
Competitive environment	Loss of market share and erosion of margins from increased competition	The Group continues to focus on building market leading products to improve its proposition to customers This includes investment in customer retention tools and technology including CRM initiatives which deliver additional features and functionality to customers
Brand perception	Reduction in customer loyalty with existing customers and an inability to attract new customers if the business fails to maintain its position as a leading price comparison website or if its reputation is negatively impacted by any event	Continued investment in television advertising reinforced through press activity will maintain the Group in customers minds Rigorous checking of the website through audit and review will maintain the accuracy of the information displayed Rigorous use of internal controls and testing of the Group s systems will ensure the integrity and robustness of the Group's systems Additional investment in initiatives increases transparency to the customer helping to protect brand values
Capacity and functionality of IT and systems infrastructure	Failure to provide adequate service levels to customers or maintain revenue generating services	The Group maintains two separate data centres with n + 1 redundancy in relation to its core infrastructure to ensure that service is maintained in the event of a disaster at the primary data centre Developed software is rigorously tested and the Group operates a robust release process which mitigates the likelihood of software being released into a live environment without being fully tested
Loss of key management	Loss of key management resulting in a lack of necessary expertise or continuity to execute strategy	Existing key management and new hires are tied in through attractive equity incentive packages and rewarding career structures In addition succession plans have been developed for key members of the management team which are regularly reviewed
Reliance on search engine paid search and natural listings	Reduction in gross margin through reduction in revenue derived from search engine optimisation or failure to manage search engine marketing campaigns appropriately	The Group will continue to invest in sustainable search engine optimisation activities which adhere to search engine guidelines The Group will continue to use a software solution to assist in managing the profitability of search engine marketing campaigns
Economic environment	Reduction in visitors and revenue from a recession as customers seek to reduce levels of discretionary expenditure	The Group continues to focus on building a wide range of market leading products to meet customers needs Customers seeking to reduce levels of discretionary expenditure will also be looking to obtain best value from compulsory products and services The diversification of the Group both in the number of verticals that it operates in and the range of products and services it provides in each vertical should lessen the impact of a recession upon the Group although it cannot entirely mitigate against it

Board of Directors and Company Secretary

Gerald Corbett (a,b,c)
Chairman of the Board and Chairman of the Nomination Committee
Gerald was appointed Chairman of the Board in June 2007 He has been chairman of SSL International plc since August 2005 and chairman of Britvic plc since November 2005 Gerald is also a non-executive director of Numis Corporation Plc and is chairman of the board of trustees of the Royal National Institute for the Deaf Gerald was a non-executive director of Greencore Group plc from 2004 to 2010, chairman of Woolworths Group plc from 2001 to 2007, chief executive of Railtrack plc from 1997 to 2000 and group finance director of Grand Metropolitan plc from 1994 to 1997

Simon Nixon
Deputy Chairman
Simon co-founded the Group's business in 1993 and since then has been involved in the management and development of the business including the launch of moneysupermarket com in 1999 and travelsupermarket com in 2004 Simon was appointed to the Board as Chief Executive Officer in April 2007 and became Executive Deputy Chairman in February 2009

Peter Plumb
Chief Executive Officer
Peter was appointed an Executive Director in January 2009 and became Chief Executive Officer of the Group in February 2009 Prior to joining the Group, Peter was the UK managing director of dunnhumby Limited between 2006 and 2008 and was previously general manager of Europe Disney Consumer Products international director of Dyson Appliances Limited and held commercial roles at PepsiCo International

Paul Doughty
Chief Financial Officer
Paul joined the Group in 2004 as Chief Financial Officer He previously had commercial finance experience with Motorola Limited, National Power plc and Morse plc He is a qualified Chartered Accountant having trained and qualified at Price Waterhouse Paul was appointed to the Board in April 2007

David Osborne
Marketing Director
David was appointed an Executive Director in February 2009 Between 2005 and 2009, David was UK regional general manager at easyJet He previously worked in senior marketing roles at ING Direct Orange, Amazon co uk and Diageo

Graham Donoghue
Managing Director, Insurance, Home Services and Travel
Graham joined the Group in 2008 as Managing Director, Travel and was appointed an Executive Director in February 2009 He was appointed Managing Director, Insurance, Home Services and Travel in June 2009 Prior to joining the Group, Graham was new media director of TUI Travel plc between 2006 and 2008

Michael Wemms (a,b,c)
Senior Independent Non-Executive Director and Chairman of the Remuneration Committee
Michael was appointed a Non-Executive Director in July 2007 Michael has been a non-executive director of Galiform plc since 2006 and Inchcape plc since 2004 He was formerly chairman of the British Retail Consortium between 2004 and 2006, chairman of House of Fraser plc between 2001 and 2006 and a non-executive director of A&D Pharma Holdings N V between 2006 and 2008 Michael was previously an executive director of Tesco plc between 1989 and 2000

Rob Rowley (a,b,c)
Independent Non-Executive Director and Chairman of the Audit Committee
Rob was appointed a Non-Executive Director in September 2007 Rob has been a non-executive director of Liberty International plc since 2004 and is chair of its audit committee and senior independent director Rob was appointed a non-executive director of Taylor Wimpey plc in January 2010 He was formerly deputy chairman of Cable & Wireless plc between 2003 and 2006 and a non-executive director of Prudential plc between 1999 and 2006 where he chaired its audit committee Rob was previously at Reuters plc from 1978 to 2001 where he was a director between 1990 and 2001

Darren Drabble
Company Secretary and General Counsel
Darren joined the Group as Company Secretary and General Counsel in May 2007 Darren has a corporate and commercial law background originally qualifying as a solicitor with Addleshaw Goddard before working as a senior legal counsel at United Utilities Group PLC

a Member of the Audit Committee
b Member of the Remuneration Committee
c Member of the Nomination Committee

Corporate Responsibility Report

The Group operates with an underlying awareness of its wider responsibilities to society

Communities and charities

The Group's Community initiative was launched in 2008 and has continued to develop throughout 2009 The initiative is focused on providing support to charities located within a few miles of the Group's offices in Ewloe and so support is targeted primarily in Flintshire and Cheshire

A volunteer group of employees meet each month to review requests for donations from charities and to allocate funds according to agreed donation guidelines Employees are also active in researching and seeking out local good causes that the Group can help support The initiative has been effective at harnessing the energy and enthusiasm of the Group's employees to benefit the communities in which it operates

In 2009 the Group made £2,000 per month available for the Community initiative This funding has been channelled via the Charities Aid Foundation enabling the Group to make gross donations to registered charities

Over the course of the year the Group has supported the following 17 charities

Hawarden Air Cadets
The Money Advice Trust
Blacon Children s Centre
Jolly Tots
Daffodils
Highway Playdays
Save The Family
Blacon Community Trust
Clatterbridge Centre for Oncology
Age Concern (Cheshire)
North West Air Ambulance
Bryn Gwallia
Macmillan Cancer Support (Cheshire)
Chester Youth Club
Domestic Abuse Safety Unit Deeside
C-Saw
Deafness Support Network

The Group also works with local organisations to promote financial inclusion and awareness The Group is involved in the North Wales Financial Capability Forum and over the course of the year has worked with Flintshire Trading Standards to hold surgeries for consumers on loans and debt, and with Deeside Citizens Advice to help people in fuel poverty

In addition to the Community initiative, the Group and its employees continues to select and support a charity on an annual basis The 2008/9 Charity of the Year was the Hospice of the Good Shepherd The Hospice, which is on the outskirts of Chester, exists to provide highly specialised palliative care for people living with advanced diseases from the communities of Chester, Deeside, Ellesmere Port and rural Cheshire Over the course of the year the Group s employees raised £6,003 for the Hospice through a wide variety of fundraising events The Group made a donation of £6,020 bringing the total donated to the Hospice during the year to £12,023

Employees have selected Hope House Childrens' Hospice as its 2009/10 Charity of the Year The charity runs two centres, in Shropshire and Conwy, serving the North West of England and North Wales The Hospice provides free care to terminally ill children and their families Over the course of the year the Group s employees raised £522 for Hope House with the Group donating £3,624, bringing the total donated to Hope House during the year to £4,146

Environment

The Group strives to reduce energy and raw material usage to support environmental and financial performance

The Group has chosen not to set environmental key performance indicators due to its relative size and the limited impact it has on the environment The Group does however participate in the Carbon Disclosure Project

Employees

The Group actively encourages employee involvement and consultation and places considerable emphasis on keeping its employees informed of the Group's activities via formal half yearly business performance updates, regular update briefings, regular team meetings, the Group s intranet site which enables easy access to the latest Group information as well as Group policies, and the circulation to employees of relevant information including corporate announcements This also helps to achieve a common awareness amongst employees of the financial and economic factors affecting the performance of the Group

The Group has established an employee forum through which nominated representatives ensure that employees' views are taken into account regarding issues that are likely to affect them A robust employee engagement survey process is also in place to ensure that employees are given a voice in the organisation and that the Group can take action based on employee feedback

The Group is committed to an equal opportunities policy The Group aims to ensure that no employee is discriminated against, directly or indirectly on the grounds of colour, race, ethnic and national origins, sexual orientation or gender, marital status, disability, religion or belief, being part time or on the grounds of age

The Group recognises the importance of health and safety and the positive benefits to the Group Therefore the Group's commitment to health and safety makes good business sense The Group has a health and safety policy which is communicated to all employees through a health and safety handbook, which is regularly reviewed and updated

Supporting students
In order to build links between the Group and local schools and colleges, work experience and placements are offered to a number of students In doing so, the Group strives to make work placements positive, challenging and relevant to participants' current studies and their future job prospects

Customers
The Group is committed to providing a high quality price comparison service to its customers, enabling them to compare a wide range of products in the money, insurance, travel and home services markets, and to find the product most suited to their needs

To maintain high levels of customer satisfaction, the Group is constantly assessing the views of its customers and undertaking customer testing of its websites and any new developments it makes The Group provides customers with information from a wide variety of sources such as editorial content, customer and expert reviews forums and community features to enrich their experience and to help them find the product most suited to their needs

Directors' Report

The Directors present their report and the Group and Company Financial Statements of Moneysupermarket com Group PLC (the Company') and its subsidiaries (together the 'Group') for the financial year ended 31 December 2009

Principal activities
The Company is a public limited company incorporated in England registered number 6160943, with its registered office at Moneysupermarket House, St David's Park, Ewloe, Chester, CH5 3UZ

The principal activity of the Group is the introduction of business to financial, insurance travel, home services and other product providers through its websites, moneysupermarket com and travelsupermarket com The principal activity of the Company is that of a holding company

A fuller description of business activities is contained within the Financial and Business Review on pages 14 to 21

Business review
The Chairman s Statement on page 8, the Chief Executive's Report on pages 10 to 13, the Financial and Business Review on pages 14 to 21 and the Principal Risks and Uncertainties on pages 22 and 23 provide a detailed review of the Group's activities, likely future developments and principal risks and uncertainties All the information detailed in those pages is incorporated by reference into this report and is deemed to form part of this report

As at the date of this report there have been no important events affecting the business of the Group which have occurred since 31 December 2009

Corporate governance
The Corporate Governance Report the Audit Committee Report, the Nomination Committee Report and the Directors Remuneration Report on pages 33 to 48 are incorporated by reference into this report and are deemed to form part of this report

Results and dividends
The Group's and Company s audited Financial Statements for the financial year ended 31 December 2009 are set out on pages 50 to 77

An interim dividend of 1 3p (2008 1 3p) per ordinary share together with a special dividend of 4 93p per ordinary share was paid to shareholders on 16 October 2009

The Directors recommend a final dividend of 7 11p (2008 2 2p) per ordinary share, comprising a dividend of 2 2p per ordinary share equivalent to the final dividend paid in respect of the 2008 financial year and a special dividend of 4 91p per ordinary share If approved by shareholders at the forthcoming Annual General Meeting this will be paid on 1 April 2010 to shareholders on the register at the close of business on 5 March 2010

The final dividend, together with the interim and special dividend paid on 16 October 2009, makes a total dividend for the year of 13 34p (2008 3 5p) per ordinary share

Major shareholders
As at the date of this report, the Company had been notified of the following significant holdings of voting rights in its ordinary shares in accordance with the Financial Services Authority s Disclosure and Transparency Rules

Shareholder	Number of ordinary shares/voting rights notified	Percentage of ordinary share capital notified
Simon Nixon	267 257,021	52 76
Coatue Management LLC	45,959 122	9 10
BlackRock Inc	33,669,000	6 63
Lloyds Banking Group plc	30,353,502	5 98
FIL Limited	25,452,692	5 01
Capital Research & Management Company	24,480,000	4 93
State Street Nominees Limited	20,581,165	4 14

Share capital and control
As at 31 December 2009, the issued share capital of the Company comprised a single class of shares referred to as ordinary shares of 0 02p each As at 31 December 2009, the authorised share capital of the Company was £250,000 comprising 1,154,705 882 ordinary shares of 0 02p each and 95,294,118 deferred shares of 0 02p each and the issued share capital was £101,506 comprising 507,532,724 ordinary shares of 0 02p each Full details of the share capital of the Company and changes to the share capital during the year are set out in note 15 to the Group Financial Statements on pages 67 and 68 All the information detailed on this page is incorporated by reference into this report and is deemed to form part of this report

At the Annual General Meeting of the Company held on 16 April 2009, shareholders authorised the Directors to allot up to 336,230,000 ordinary shares in the capital of the Company Directors will seek authority from shareholders at the forthcoming Annual General Meeting to allot up to 338,010,000 ordinary shares

On a show of hands at a general meeting of the Company, every holder of ordinary shares present in person or by proxy, and entitled to vote, shall have one vote and, on a poll, every holder of ordinary shares present in person or by proxy, and entitled to vote, shall have one vote for every ordinary share held Except in very limited circumstances the holders of deferred shares are not entitled to attend or vote at a general meeting of the Company There are no issued shares in the Company with special rights with regard to control of the Company

The notice of the Annual General Meeting specifies deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the Annual General Meeting All proxy votes are counted and the numbers for, against or withheld in relation to each resolution are announced at the Annual General Meeting and published on the Company's website after the meeting

There are no restrictions on the transfer of ordinary shares in the Company other than

- Certain restrictions may from time to time be imposed by laws and regulations (for example, insider trading laws)
- Pursuant to the Listing Rules of the Financial Services Authority whereby certain Directors officers and employees of the Group require the approval of the Company to deal in ordinary shares of the Company
- Pursuant to an underwriting agreement entered into on 11 July 2007 ('Underwriting Agreement') in connection with the listing of the Company on 31 July 2007 ('Listing'), each of Simon Nixon and Paul Doughty have agreed that, subject to certain exceptions, they will not, without the prior written consent of Credit Suisse Securities (Europe) Limited, directly or indirectly, sell or otherwise dispose of, any ordinary shares in the capital of the Company in excess of the numbers specified below
  - In the period between 1 August 2008 and 31 July 2009 up to one third of the number of ordinary shares owned by them as at Listing (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing)
  - In the period between 1 August 2009 and 31 July 2010, up to two thirds of the number of ordinary shares owned by them as at Listing, less any ordinary shares previously disposed of in accordance with the Underwriting Agreement as set out above (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing)
- Pursuant to lock-up deeds in favour of the Company, certain of the senior managers of the Group have agreed that, subject to certain exceptions, they will not without the prior written consent of the Company, directly or indirectly sell or otherwise dispose of, any ordinary shares in the capital of the Company in excess of the numbers specified below
  - In the period between 1 August 2008 and 31 July 2009 up to one third of the number of ordinary shares owned by them as at Listing (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing)
  - In the period between 1 August 2009 and 31 July 2010, up to two thirds of the number of ordinary shares owned by them as at Listing less any ordinary shares previously disposed of in accordance with the lock-up deeds as set out above (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing)

Under the rules of the Moneysupermarket com Group PLC Share Incentive Plan ('Plan'), eligible employees were provided with the opportunity to receive 'free' shares on Listing with a value as at the date of Listing of £3,000, and all employees are entitled to purchase ordinary shares in the Company using money deducted from their pre-tax salary Plan shares are held in trust for participants by Capita IRG Trustees Limited ('Trustees') Voting rights are exercised by the Trustees on receipt of participants' instructions If a participant does not submit an instruction to the Trustees, no vote is registered In addition, the Trustees do not vote on any unawarded or forfeit shares held under the Plan as surplus assets As at the date of this report, the Trustees held 0 18% of the issued ordinary share capital of the Company

The Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights

The Company and Simon Nixon entered into a relationship agreement on 11 July 2007 to regulate the ongoing relationship between them ('Relationship Agreement') The Company and Simon Nixon have agreed in the Relationship Agreement that Simon Nixon is entitled to appoint (such number including himself) one Non-Executive Director for as long as he holds the beneficial interest in at least 15% of the ordinary shares of the Company, two Non-Executive Directors for as long as he holds the beneficial interest in at least 30% of the ordinary shares of the Company and three Non-Executive Directors for as long as he holds the beneficial interest in at least 50% of the ordinary shares of the Company The Relationship Agreement will terminate if Simon Nixon holds less than 15% of the ordinary shares of the Company As at the date of this report Simon Nixon had not appointed any Non-Executive Directors pursuant to his rights in the Relationship Agreement

Save in respect of Peter Plumb's service agreement (details of which are set out on page 45) and provisions of the Company's share schemes which may cause options and awards granted to employees under such schemes to vest on a takeover, there are no agreements between the Company and its Directors or employees

Directors' Report *continued*

providing for compensation for loss of office or employment (whether through resignation purported redundancy or otherwise) that occurs because of a takeover bid

Save in respect of the Company s share schemes there are no significant agreements to which the Company is a party that take effect, alter or terminate upon a change of control following a takeover bid

The Company's Articles of Association may only be amended by a special resolution at a general meeting of shareholders At the forthcoming Annual General Meeting a special resolution will be put to shareholders proposing amendments to the Company's existing Articles of Association as described in the notice of meeting

Authority to purchase own shares
At the Annual General Meeting of the Company held on 16 April 2009, shareholders authorised the Company to purchase, in the market, up to 50,485,606 of its own ordinary shares either to be cancelled or retained as treasury shares As at the date of this report, the Company had not purchased any of its own ordinary shares in the market

Directors will seek authority from shareholders at the forthcoming Annual General Meeting for the Company to purchase in the market, up to 50,753,272 of its own ordinary shares either to be cancelled or retained as treasury shares The Directors will only use this power after careful consideration, taking into account the financial resources of the Company the Company's share price and future funding opportunities The Directors will only purchase such shares after taking into account the effects on earnings per share and the interests of shareholders generally

Research and development
Innovation is important to the future success of the Group and to the delivery of long term value to shareholders The Group's research and development expenditure is predominantly associated with computer and internet software systems Successfully developed software is used to develop new products and to improve and extend the functionality and scope of the Group's internet operations

Going concern
After making appropriate enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future Accordingly, the Financial Statements have been prepared on a going concern basis

Directors
The following persons were Directors of the Company during the financial year ended 31 December 2009 Gerald Corbett, Simon Nixon, Peter Plumb (appointed 1 January 2009), Paul Doughty, David Osborne (appointed 23 February 2009) Graham Donoghue (appointed 23 February 2009), Michael Wemms and Rob Rowley Their biographical details are set out on pages 24 and 25

Subject to law and the Company s Articles of Association the Directors may exercise all of the powers of the Company and may delegate their power and discretion to committees

The Company s Articles of Association give the Directors power to appoint and replace Directors Under the terms of reference of the Nomination Committee, any appointment to the Board of the Company must be recommended by the Nomination Committee for approval by the Board The Articles of Association also require Directors to retire and submit themselves for re-election at the first Annual General Meeting following their appointment and to stand for re-election at least every three years following their election or last re-election

In accordance with the Company s Articles of Association, Simon Nixon, Michael Wemms and Rob Rowley will retire at the forthcoming Annual General Meeting and, being eligible, will offer themselves for re-election

Directors' remuneration
The Remuneration Committee, on behalf of the Board has adopted a policy that aims to attract and retain the Directors needed to run the Group successfully Details of the Directors' remuneration is set out in the Directors' Remuneration Report on pages 41 to 48

Directors' interests
Details of the Directors and their connected persons' interests in the ordinary shares of the Company are set out in the Directors Remuneration Report on pages 41 to 48 No Director has any other interest in any shares or loan stock of any Group company

The details of transactions with Directors of the Company and related party transactions in the financial year ended 31 December 2009 are set out in note 20 to the Group Financial Statements on pages 71 and 72 and the Corporate Governance Report on pages 33 to 37 During the year, no Director had any material interest in any contract of significance to the Group's business

Directors' and officers' insurance and indemnities
During the financial year ended 31 December 2009 and up to the date of this report the Company has maintained liability insurance for its Directors and officers

The Company has granted indemnities to each of its Directors and the Company Secretary to the extent permitted by law and its Articles of Association Qualifying third party indemnity provisions and qualifying pension scheme indemnity provisions were in force with effect from 14 December 2009 and remain in force as at the date of this report in relation to certain losses and liabilities which the Directors or Company Secretary may incur in the course of acting as Directors, Company Secretary or employees of the Company or of any associated company

Statement of Directors' responsibilities in respect of the Annual Report and the Financial Statements
The Directors are responsible for preparing the Annual Report and the Group and Company Financial Statements in accordance with applicable law and regulations

Company law requires the Directors to prepare Group and Company Financial Statements for each financial year Under that law they are required to prepare the Group Financial Statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the Company Financial Statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice)

Under company law the Directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of their profit or loss for that period In preparing each of the Group and Company Financial Statements the Directors are required to

- Select suitable accounting policies and then apply them consistently
- Make judgements and estimates that are reasonable and prudent
- For the Group Financial Statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU
- For the Company Financial Statements, state whether applicable UK Accounting Standards have been followed subject to any material departures disclosed and explained in the Company Financial Statements
- Prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its Financial Statements comply with the Companies Act 2006 They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Report that complies with that law and those regulations

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions

Statement of Directors' responsibilities pursuant to Disclosure and Transparency Rules 4 1 12
Each of the Directors whose names and functions are set out on pages 24 and 25 confirm that to the best of their knowledge

- The Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole
- The Business Review includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face

Internal control
The Corporate Governance Report and Audit Committee Report on pages 33 to 39 includes the Board's assessment of the Group's system of internal controls and consideration of the guidance issued by the Turnbull Committee of the Institute of Chartered Accountants of England and Wales

Employees
The Group places considerable value on the involvement of its employees and uses a number of ways to engage with employees on matters that impact them and the performance of the Group These include formal half yearly business performance updates by members of the executive management team for all employees, regular update briefings for all employees, regular team meetings, the Group's intranet site which enables easy access to the latest Group information as well as Group policies, and the circulation to employees of results announcements and other corporate announcements This also helps to achieve a common awareness amongst employees of the financial and economic factors affecting the performance of the Group

Directors' Report *continued*

The Group has established an employee forum through which nominated representatives ensure that employees' views are taken into account regarding issues that are likely to affect them A robust employee engagement survey process is also in place to ensure that employees are given a voice in the organisation and that the Group can take action based on employee feedback

All employees are able to participate in the Moneysupermarket com Group PLC Share Incentive Plan which gives employees the opportunity to purchase ordinary shares in the Company using money deducted from their pre-tax salary on a monthly basis This helps to encourage employee interest in the performance of the Group

Equal opportunities
The Group is committed to providing equality of opportunity to all employees without discrimination and applies fair and equitable employment policies which seek to promote entry into and progression within the Group Appointments are determined solely by application of job criteria, personal ability behaviour and competency

Disabled persons
Disabled persons have equal opportunities when applying for vacancies, with due regard to their skills and abilities Procedures ensure that disabled employees are fairly treated in respect of training and career development For those employees becoming disabled during the course of their employment, the Group is supportive so as to provide an opportunity for them to remain with the Group, wherever reasonably practicable

In the opinion of the Directors all employee policies are deemed to be effective and in accordance with their intended aims

Borrowings
The Group did not have any borrowings during the financial year ended 31 December 2009 (2008 £nil)

Financial risk management
It is the Group's objective to manage its financial risk so as to minimise the adverse fluctuations in the financial markets on the Group's profitability and cash flow The specific policies for managing each of the Group s main financial risk areas are set out in note 16 to the Group Financial Statements on page 68

Political and charitable donations
During the financial year ended 31 December 2009, the Group did not make any political donations (2008 £nil) and made charitable donations of £33,379 (2008 £24,482)

Creditor payment policy
It is Group policy to agree terms and conditions for its business transactions with suppliers Payment is made in accordance with these terms provided the supplier meets its obligations The average number of trade creditor days outstanding for the Group at 31 December 2009 was 58 4 (2008 49 5) days The Company is a holding company and therefore had no trade creditors at 31 December 2009 (2008 nil)

Disclosure of information to auditors
The Directors who held office at the date of this report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware, and each such Director has taken all the steps that he ought to have taken as a Director to make himself aware of any relevant audit information, and to establish that the Company's auditors are aware of that information

Auditors
KPMG Audit Plc have indicated their willingness to accept reappointment as auditors of the Company A resolution proposing their reappointment is contained in the notice of the forthcoming Annual General Meeting and will be proposed to shareholders at that meeting

Annual General Meeting
The forthcoming Annual General Meeting of the Company will be held at De Vere Carden Park Hotel, near Chester, Cheshire, CH3 9DQ on Wednesday 31 March 2010 at 10 30am

The notice convening the forthcoming Annual General Meeting of the Company, with details of the business to be transacted at the meeting and explanatory notes, is set out in a separate circular which has been sent to all shareholders at the same time as this report

By order of the Board

Darren Drabble

Darren Drabble
Company Secretary
23 February 2010

Corporate Governance Report

The Board of Directors ('Board') of Moneysupermarket com Group PLC ('Company) is committed to high standards of corporate governance and supports the principles laid down in the revised Combined Code on Corporate Governance published in June 2008 by the Financial Reporting Council (Combined Code') This Corporate Governance Report describes how the principles of the Combined Code are applied by the Company and reports on the Company's compliance with the Combined Code's provisions

Compliance
The Board considers that the Company has complied with the provisions of the Combined Code throughout the year ended 31 December 2009 and to the date of this report except as set out below

Board of Directors
The Board currently has eight members, comprising the Non-Executive Chairman, Gerald Corbett, two Independent Non-Executive Directors, Michael Wemms and Rob Rowley, and five Executive Directors, Simon Nixon, Paul Doughty, Peter Plumb, Graham Donoghue and David Osborne Michael Wemms has been designated as the Senior Independent Non-Executive Director

The Board normally meets on at least eight occasions in each financial year including a two day strategy conference To enable the Non-Executive Directors to more freely discuss the performance of the Group's management, the Chairman meets with the Non-Executive Directors at least once each year without the Executive Directors present

The Board considers that all the Directors are able to devote sufficient time to their duties as Directors Biographies of the Board are set out on pages 24 and 25 including details of the significant commitments of the Chairman The Board is satisfied that these appointments do not conflict with the Chairman's ability to carry out his duties and responsibilities effectively for the Group

Independence/Non-Executive Directors
The Chairman and the Non-Executive Directors bring wide and varied commercial experience to Board and Committee deliberations The practice of the Company is to appoint Non-Executive Directors for specified terms of three years, subject to a maximum of up to 12 months' notice within that period and also subject to re-election and to Companies Act provisions relating to the removal of a Director Each of the Non-Executive Directors, including the Chairman, currently holds a letter of appointment reflecting this

The Board considers that Gerald Corbett was independent on appointment as Chairman and considers Michael Wemms and Rob Rowley to be independent, being independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement

When determining the Chairman's independence on appointment, the Board had regard to his share award (Share Award') Under the Share Award, Gerald Corbett purchased ordinary shares in the Company on the listing of the Company on 31 July 2007 (Listing) at £1 70 per ordinary share to the value of £200,000 and provided he completes three years service as Chairman of the Company from Listing and retains the ordinary shares he purchased on Listing during that three year period he will be entitled to subscribe at nominal value for two times the number of ordinary shares he purchased on Listing The Board believes that the number of ordinary shares subject to the Share Award is not sufficient to have an impact on his independence and thus concludes that the Chairman was independent on appointment Shareholder approval was obtained prior to the entry by the Company into the Share Award

Conflicts of interest
The Company s Articles of Association were amended at the 2008 Annual General Meeting, in line with the Companies Act 2006, to allow the Board to authorise potential conflicts of interest that may arise and to impose limits or conditions, as appropriate, when giving any authorisation Any decision of the Board to authorise a conflict of interest is only effective if it is agreed without the conflicted Directors voting or without their votes being counted and in making such a decision the Directors must act in a way they consider in good faith will be most likely to promote the success of the Company The Company has established a procedure for the appropriate authorisation to be sought prior to appointment of any new Director or prior to a new conflict arising and for the regular review of actual or potential conflicts of interest During the year, this procedure was adhered to and operated effectively

Relationship Agreement
The majority shareholder of the Company is Simon Nixon The Company and Simon Nixon entered into a relationship agreement on 11 July 2007 to regulate the ongoing relationship between them (Relationship Agreement') The principal purpose of the Relationship Agreement is to ensure that the Company is capable of carrying on its business independently of Simon Nixon, and that transactions and relationships with Simon Nixon are at arm's length and on normal commercial terms

Corporate Governance Report *continued*

The Company and Simon Nixon have agreed in the Relationship Agreement that Simon Nixon is entitled to appoint (such number including himself as a Director) one Non-Executive Director for as long as he holds the beneficial interest in at least 15% of the ordinary shares of the Company, two Non-Executive Directors for as long as he holds the beneficial interest in at least 30% of the ordinary shares of the Company and three Non-Executive Directors for as long as he holds the beneficial interest in at least 50% of the ordinary shares of the Company The Relationship Agreement will terminate if Simon Nixon holds less than 15% of the ordinary shares of the Company

The Relationship Agreement also includes a protocol to be observed in relation to any Non-Executive Director appointed by Simon Nixon to deal with potential conflicts of interest and the provision of confidential information

As at the date of this report Simon Nixon had not appointed any Non-Executive Directors pursuant to his rights in the Relationship Agreement

Division of responsibilities

The positions of Chairman and Chief Executive Officer are not combined, ensuring a clear division of responsibility at the head of the Company The division of roles and responsibilities between the Chairman and Chief Executive Officer is clearly established, set out in writing and has been approved by the Board The Chairman is responsible for leadership of the Board, setting its agenda and monitoring its effectiveness He ensures effective communication with shareholders and that the Board is aware of the views of major shareholders He facilitates both the contribution of the Non-Executive Directors and constructive relations between the Executive and Non-Executive Directors

The Chief Executive Officer is responsible for the day to day running of the Group, carrying out agreed strategy and implementing specific Board decisions

Role of the Board

The Board is collectively responsible for the Group's performance and meets regularly to review the operation and performance of the Group The Board has a formal schedule of matters reserved to it for decision making and matters delegated to Committees of the Board which are available on the Group s website at www moneysupermarket com These include the Group's strategy, business plan and annual budget, acquisitions and disposals and other major investments and capital projects

There is an established procedure for the preparation and approval each year by the Board of business plans and the annual budget The Board receives reports on performance against the business plan and budget and reviews any significant variances each time it meets This information enables business performance to be monitored, evaluated, discussed and challenged where necessary and enables informed sound decisions to be made

Board Committees

The Board has three principal Committees (Audit, Nomination and Remuneration) to which various matters are delegated The Committees all have formal written terms of reference that have been approved by the Board and are published on the Group s website at www moneysupermarket com They are also available in hard copy form on application to the Company Secretary

Details of the work of the Audit, Nomination and Remuneration Committees are given in the reports of those Committees on pages 38 to 48

The Directors who served on each of the Committees during the year are set out below

Committee	Chairman	Member	Member
Audit	Rob Rowley	Gerald Corbett	Michael Wemms
Nomination	Gerald Corbett	Michael Wemms	Rob Rowley
Remuneration	Michael Wemms	Gerald Corbett	Rob Rowley

Board and Committee attendance

The attendance record of the Directors at scheduled Board and Committee meetings during the year is set out in the following table The Board scheduled 10 meetings during the year and ad hoc conference calls were also convened to deal with specific matters which required attention between scheduled meetings

	Board	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors				
Simon Nixon	9	–	–	–
Peter Plumb	10	–	–	–
Paul Doughty	10	–	–	–
Graham Donoghue	8	–	–	–
David Osborne	9	–	–	–
Non-Executive Directors				
Gerald Corbett	10	4	2	5
Michael Wemms	9	4	2	5
Rob Rowley	10	4	2	5
Total number of scheduled meetings held	**10**	**4**	**2**	**5**

The Executive Directors of the Company may attend meetings of the Committees at the invitation of the Chairman of the respective Committee

Directors

The Company's Articles of Association require that new Directors appointed by the Board must retire and submit themselves for re-election by shareholders at the next Annual General Meeting following their appointment The Company's Articles of Association further require that all Directors must retire and submit themselves for re-election at least every three years

The Company provides Directors' and officers' insurance cover for the benefit of Directors in respect of claims arising in the performance of their duties With effect from 14 December 2009, the Company has also granted indemnities to each of its Directors and the Company Secretary to the extent permitted by law and its Articles of Association

Board evaluation

The Board has established a formal process for the annual evaluation of the performance of the Board, its Committees and individual Directors Questionnaires were prepared which provided the framework for the evaluation process Each Director completed the questionnaires commenting on the performance of the other Directors, the Board and each Committee and submitted the completed questionnaires for collation Utilising the responses to the questionnaires, the Chairman has conducted interviews with each Director and assessed their individual performance The Chairman has carried out an evaluation of the performance of the Board as a whole and of each Committee and led by the Senior Independent Non-Executive Director, the Non-Executive Directors have met and assessed the performance of the Chairman taking into account the views of the Executive Directors The conclusions of those evaluations have been presented to the Board by the Chairman and the Senior Independent Non-Executive Director The evaluation process is designed to cover Board processes, the structure and capability of the Board strategic alignment, Board dynamics and the skills brought to the Board by each Director The Board evaluation process confirmed that the Board and its Committees were operating effectively

Development

The Chairman and Company Secretary are responsible for preparing and implementing an induction programme for Directors, including guidance as to their duties, responsibilities and liabilities as a Director of the Company and business familiarisation Business familiarisation involves Directors visiting the Company's offices and giving the Directors the opportunity to meet the executive management team and other senior managers in the business They also have the opportunity to discuss organisational, operational and administrative matters Every Director has access to appropriate training as required following their appointment

Information

Board members are given appropriate documentation in a timely manner in advance of each Board or Committee meeting This normally includes a detailed report on current trading and full papers on matters where the Board or Committee will be required to make a decision or give its approval Specific business related presentations are given when appropriate

The Directors have access to the advice and services of the Company Secretary The Company Secretary is responsible for ensuring that Board procedures are followed and providing advice to the Board on corporate governance Both the appointment and removal of the Company Secretary are matters for the Board as a whole

Corporate Governance Report *continued*

Directors can, where they judge it necessary to discharge their responsibilities as Directors, obtain independent professional advice at the Company's expense Directors have the right to require that any concerns they may have are recorded in the appropriate Board or Committee minutes

Shareholder relations
The Board is committed to establishing and maintaining good communications with shareholders Senior executives including the Chairman, Chief Executive Officer and Chief Financial Officer regularly meet with analysts and institutional shareholders to keep them informed of significant developments and to develop an understanding of their views which are reported back to the Board Formal presentations are given to analysts and shareholders covering the full year and half year results The Company Secretary deals with questions from individual shareholders

The results and results presentations, together with all information reported to the market via the regulatory information service, press releases and other shareholder information, are published on the Group s website at www moneysupermarket com to be viewed and accessed by all shareholders

The Senior Independent Non-Executive Director, Michael Wemms, is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer has failed to resolve, or for which such contact is inappropriate

All shareholders will have the opportunity to ask questions at the forthcoming Annual General Meeting The Chairmen of the Audit Nomination and Remuneration Committees will be available to answer questions at that meeting Shareholders may also contact the Chairman the Chief Executive Officer or, if more appropriate, the Senior Independent Non-Executive Director to raise any issue with one or all of the Non-Executive Directors of the Company

The Company will prepare separate resolutions on each substantially separate issue at the forthcoming Annual General Meeting The result of the vote on each resolution will be published on the Group s website after the Annual General Meeting and will be announced via the regulatory information service

Internal control and risk management
The Board is responsible for the Group's system of internal control and risk management and for reviewing its effectiveness The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss

The key features of the Group's system of internal control and risk management are

- A comprehensive annual business planning and budgeting process, requiring Board approval against which the Group's actual performance and any significant variances are regularly reviewed by the Board
- A schedule of matters reserved for the Board's approval to ensure it maintains control over appropriate strategic, financial, organisational, compliance and capital investment issues
- An organisation structure with clearly defined lines of responsibility and delegation of authority
- Regular reviews by management and the Audit Committee of the key risks facing the Group and the actions being taken to mitigate and manage them
- An annual two day strategy conference to discuss and approve the Group's strategic direction, plans and objectives and the risks to achieving them

In addition, the Audit Committee receives

- Reports from the external auditors in relation to the Financial Statements and the material financial reporting judgements contained in them
- Reports from the external auditors in relation to the system of internal control and the reviews by the external auditors of that system

The Audit Committee has conducted a review of the effectiveness of the Group's system of internal control and risk management during the financial year ended 31 December 2009 The Board considers that in the context of the control environment described above, the Group's system of internal control and risk management is effective and satisfactory

Compliance with the Combined Code
The Directors consider that during the financial year ended 31 December 2009 and to the date of this report, the Company complied with the Combined Code except as follows

A 3 2 - During the year at least half the Board, excluding the Chairman did not comprise Independent Non-Executive Directors The Company is continuing the process, with the assistance of an external search company, to appoint additional Independent Non-Executive Directors

B 2 1 - The Remuneration Committee does not currently comprise at least three Independent Non-Executive Directors The Company is continuing the process, with the assistance of an external search company, to appoint additional Independent Non-Executive Directors It is currently anticipated that at least one of the appointees will become a member of the Remuneration Committee

C 3 1 - The Audit Committee does not currently comprise at least three Independent Non-Executive Directors The Company is continuing the process, with the assistance of an external search company to appoint additional Independent Non-Executive Directors It is currently anticipated that at least one of the appointees will become a member of the Audit Committee

D 1 1 - As a result of regular feedback provided to the Board by the Chairman, Chief Executive Officer and Chief Financial Officer following their dialogue with major shareholders, the Senior Independent Non-Executive Director believes he is aware of the views of major shareholders Unless requested by major shareholders, the Senior Independent Non-Executive Director does not attend meetings with them

This report was approved by the Board and signed on its behalf by

Darren Drabble
Company Secretary
23 February 2010

Audit Committee Report

The Audit Committee presents a separate report in relation to the financial year ended 31 December 2009

Composition of the Audit Committee
The Audit Committee comprises the three Non-Executive Directors, Rob Rowley (Chairman of the Audit Committee) Gerald Corbett and Michael Wemms Rob Rowley and Michael Wemms are considered by the Board to be independent Gerald Corbett was considered by the Board to be independent on appointment Biographies of the members of the Audit Committee are set out on pages 24 and 25 Rob Rowley is a qualified accountant and was formerly finance director of Reuters plc and chairman of the audit committee at Prudential plc He is currently chairman of the audit committee at Liberty International plc The Board is satisfied that Rob Rowley has recent and relevant financial experience

Operation of the Audit Committee
The Audit Committee met on four occasions during the year Details of the attendance at Audit Committee meetings are set out in the Corporate Governance Report on page 35

The Chief Executive Officer and Chief Financial Officer, together with the external auditors, will normally attend meetings at the invitation of the Chairman of the Audit Committee The external auditors are regularly invited by the Audit Committee to advise them of any matters which they consider should be brought to the Audit Committee's attention without the Executive Directors present The external auditors may also request a meeting with the Audit Committee if they consider it necessary

The Company Secretary acts as secretary to the Audit Committee The members of the Audit Committee can where they judge it necessary to discharge their responsibilities, obtain independent professional advice at the Company's expense

The Audit Committee s duties include

- Monitoring the financial reporting process
- Monitoring the statutory audit of the Group's Financial Statements
- Reviewing the Group's Financial Statements and the material financial reporting judgements contained in them
- Monitoring the effectiveness of the Group's internal control and risk management systems
- Reviewing and monitoring the independence of the external auditors and the provision of additional services to the Group
- Advising the Board on the appointment and removal of the external auditors and the remuneration and terms of engagement of the external auditors
- Reviewing the Group s whistle blowing procedures

The Audit Committee undertakes its activities in line with an annual work plan The Audit Committee agrees the scope of the audit work and discusses the results of the full year audit and half year review each year

The terms of reference of the Audit Committee are published on the Group's website at www moneysupermarket com and are available in hard copy form on application to the Company Secretary

During the year the Audit Committee reviewed the Group s whistle blowing procedures to ensure arrangements are in place to enable employees to raise concerns about possible malpractice or wrongdoing by the Group or any of its employees on a confidential basis This includes arrangements to proportionately and independently investigate such matters and for appropriate follow-up action

Internal control and risk management
The Board is responsible for the Group's system of internal control and risk management and for reviewing its effectiveness The Audit Committee monitors and undertakes an annual review of the effectiveness of, and the framework for, the Group's system of internal control and risk management This includes annual consideration as to whether there is a need to establish an internal audit function

The Audit Committee undertook a review of the effectiveness of, and the framework for, the Group's system of internal control and risk management, including financial operational and compliance controls during the year In addition to this review the external auditors provided the Audit Committee with comprehensive reports of the results of their controls testing as part of the external audit On a half yearly basis, the Audit Committee also reviewed the key risks facing the Group and the actions being taken by management to mitigate and manage them

During the year the Audit Committee considered the need to establish an internal audit function and concluded that the control systems are sufficient for the size and complexity of the Group such that an internal audit function is not required at this time This will be reviewed in 2010

Review of the work of the external auditors
Subject to the annual appointment of the external auditors by shareholders, the Audit Committee regularly reviews the relationship between the Group and the external auditors This review includes an assessment of their performance, cost-effectiveness, objectivity and independence

The Audit Committee is responsible for ensuring that an appropriate relationship is maintained between the Group and the external auditors The Group has implemented a policy of controlling the provision of non-audit services by the external auditors in order to ensure that their objectivity and independence is safeguarded This control is exercised by ensuring that all non-audit services are subject to the prior approval of the Audit Committee During the year, the Audit Committee continued with the appointment of other accountancy firms to provide non-audit services to the Group and anticipates that this will continue in 2010

The Audit Committee, having considered the external auditors' performance during their period in office, recommends their reappointment A full breakdown of the audit and non-audit related fees is set out in note 4 to the Group Financial Statements on page 60 The Audit Committee discussed the level of fees and considered them appropriate given the current size of the Group The Audit Committee is satisfied that the level and scope of non-audit services undertaken by the external auditors does not impair their independence and objectivity

This report was approved by the Board and signed on its behalf by

Rob Rowley
Chairman of the Audit Committee
23 February 2010

Nomination Committee Report

The Nomination Committee presents a separate report in relation to the financial year ended 31 December 2009

Composition of the Nomination Committee
The Nomination Committee comprises the three Non-Executive Directors, Gerald Corbett (Chairman of the Nomination Committee), Michael Wemms and Rob Rowley Rob Rowley and Michael Wemms are considered by the Board to be independent Gerald Corbett was considered by the Board to be independent on appointment Biographies of the members of the Nomination Committee are set out on pages 24 and 25

Operation of the Nomination Committee
The Nomination Committee met on two occasions during the year Details of the attendance at Nomination Committee meetings are set out in the Corporate Governance Report on page 35

The Nomination Committee s duties include

- Evaluating the balance of skills, knowledge and experience of the Board
- Considering the size structure and composition of the Board
- Where necessary, considering and recommending to the Board persons who are appropriate for appointment as Directors
- Ensuring that succession planning for the Board is in place

The Nomination Committee has a formal rigorous and transparent procedure for the appointment of new Directors to the Board The process involves the Nomination Committee interviewing suitable candidates who are proposed by either existing Board members or by an external search company Careful consideration is given to ensure appointees have enough time available to devote to the role and that the balance of skills, knowledge and experience on the Board is maintained When the Nomination Committee has identified a suitable candidate, the Chairman of the Nomination Committee will make a recommendation to the Board with the Board making the final decision

When dealing with the appointment of a successor to the Chairman, the Senior Independent Non-Executive Director will chair the Nomination Committee instead of the Chairman

During the year, the Nomination Committee reviewed the balance of skills knowledge and experience of the Board together with the size, structure and composition of the Board and reviewed the succession plans for the Board The Nomination Committee has also continued the process, with the assistance of an external search company, to appoint additional Independent Non-Executive Directors

At the invitation of the Chairman of the Nomination Committee, the Chief Executive Officer, Chief Financial Officer and Human Resources Director may attend meetings of the Nomination Committee The Company Secretary acts as secretary to the Nomination Committee The members of the Nomination Committee can, where they judge it necessary to discharge their responsibilities, obtain independent professional advice at the Company's expense

The terms of reference of the Nomination Committee are published on the Group's website at www moneysupermarket com and are available in hard copy form on application to the Company Secretary

This report was approved by the Board and signed on its behalf by

Gerald Corbett
Chairman of the Nomination Committee
23 February 2010

Directors' Remuneration Report

This Directors' Remuneration Report has been prepared by the Remuneration Committee and approved by the Board for the financial year ended 31 December 2009 It has been prepared in accordance with the Companies Act 2006 This report provides the Company's statement of how it has applied the principles of good governance relating to Directors remuneration and is intended to communicate the Company's policies and practices on executive remuneration

This report will be subject to an advisory shareholder vote at the forthcoming Annual General Meeting KPMG Audit Plc have audited the content of the report described as 'Audited Information' to the extent required by law

Remuneration Committee
The Remuneration Committee comprises the three Non-Executive Directors, Michael Wemms (Chairman of the Remuneration Committee), Gerald Corbett and Rob Rowley Each of Michael Wemms and Rob Rowley are considered by the Board to be independent Gerald Corbett was considered by the Board to be independent on appointment Biographies of the members of the Remuneration Committee are set out on pages 24 and 25

At the invitation of the Chairman of the Remuneration Committee, the Chief Executive Officer, Chief Financial Officer and Human Resources Director may attend meetings of the Remuneration Committee, except when their own remuneration is under consideration No Director is involved in determining his or her own remuneration The Company Secretary acts as secretary to the Remuneration Committee The members of the Remuneration Committee can, where they judge it necessary to discharge their responsibilities, obtain independent professional advice at the Company's expense

The Remuneration Committee's duties include

- Determining and agreeing with the Board the framework and policy for the remuneration of the Chairman, Executive Directors, Company Secretary and executive management team
- Determining the remuneration package of the Chairman, Executive Directors, Company Secretary and executive management team, including, where appropriate, bonuses incentive payments and pension arrangements within the terms of the agreed framework and policy
- Determining awards under the Company's long term incentive schemes

The Remuneration Committee met on five occasions during the year Details of the attendance at Remuneration Committee meetings are set out in the Corporate Governance Report on page 35

The Remuneration Committee s terms of reference are published on the Group's website at www moneysupermarket com and are available in hard copy form on application to the Company Secretary

Advisors
During the year, the Remuneration Committee received advice from MM&K Limited, who are independent remuneration consultants, in connection with remuneration matters including market comparison salary benchmarking data and best practice, and the development of the Group's performance related remuneration policy MM&K Limited has no other connection or relationship with the Group MM&K Limited provided no other services to the Group during the financial year ended 31 December 2009

Remuneration policy and objectives
The remuneration policy with respect to the Executive Directors has been designed to provide market competitive remuneration relative to a peer group of UK listed companies of similar size and scope to the Group

The principal objective of the remuneration policy is to provide market competitive levels of remuneration in a form and amount necessary to attract retain and motivate Executive Directors of appropriate calibre and experience which is essential to the future success of the Group The importance of aligning the interests of the Executive Directors with the creation of shareholder value together with the incentivisation of performance at the highest level is key to this objective The Remuneration Committee believes that this requires

- The provision of mid-market base salaries with appropriate leverage to reward sustained exceptional performance provided stretching and demanding performance conditions are met
- A reward structure that balances short term and long term performance
- Competitive incentive arrangements that are underpinned by a balance of financial and operational performance metrics to provide both a focus on business performance and alignment with the interests of shareholders

In determining the remuneration arrangements of the Executive Directors, the Remuneration Committee takes into consideration the performance of the Executive Directors and the pay and employment conditions elsewhere in the Group

Directors' Remuneration Report *continued*

The Remuneration Committee believes that the remuneration of Executive Directors should provide an appropriate balance between fixed and variable (performance related) pay elements with a significant proportion of potential total remuneration being performance related elements For target performance, it is anticipated that approximately 60% of total remuneration for Executive Directors will be performance related in 2010

The Remuneration Committee will continue to review the remuneration policy to ensure it remains consistent with best remuneration practice and is aligned to shareholders' interests The Remuneration Committee believes the policy described above, which applied in 2009 remains appropriate and that it will continue in 2010

Components of remuneration
The main components of the remuneration packages of the Executive Directors consist of the following elements

Base salary
Base salary for each Executive Director is determined by the Remuneration Committee, taking account of the Director's performance, experience and responsibilities The Remuneration Committee considers salary levels from a peer group of UK listed companies This approach ensures that the best available benchmark for the Director's specific position is obtained When determining Executive Director's base salaries the Remuneration Committee also has regard to economic factors, remuneration trends and the general level of salary increases awarded throughout the Group

The Remuneration Committee has decided that due to the current economic climate there will be no base salary increases for Executive Directors in January 2010 with the exception of David Osborne whose salary has increased by £5,000 to £190,000 per annum reflecting his contributions during the year

Performance related bonus
Targets were approved by the Remuneration Committee at the beginning of 2009 and were aligned to internal targets and business objectives for 2009 Up to 125% of base salary for the Chief Executive Officer and 100% of base salary for each of the other Executive Directors (excluding Simon Nixon) were payable for the achievement of target adjusted EBITDA set at appropriately stretching levels and certain business objectives relating to, inter alia, employees, customers and visitors on a 75% (target adjusted EBITDA)/25% (business objectives) basis For the achievement of adjusted EBITDA performance greater than target, the bonus amounts increased by 35% for each 10% increase in adjusted EBITDA performance No bonus was payable unless an adjusted EBITDA threshold measure was achieved

In the financial year ended 31 December 2009, the Chief Executive Officer earned a bonus of 90% of base salary and each of the other Executive Directors (excluding Simon Nixon) earned a bonus of 78% of base salary Simon Nixon did not participate in the Group's performance related bonus scheme in 2009 Details of adjusted EBITDA achieved in 2009 are shown on page 14

Following a review of incentive arrangements, the Remuneration Committee has decided that the key short term operational drivers of the business remain appropriate and therefore the same overall structure as applied in 2009 should continue in 2010 Up to 125% of base salary for the Chief Executive Officer and 100% of base salary for each of the other Executive Directors (excluding Simon Nixon) will be payable for the achievement of target adjusted EBITDA set at appropriately stretching levels and certain business objectives on a 70% (target adjusted EBITDA)/30% (business objectives) basis in the case of Peter Plumb and Paul Doughty and a 60% (target adjusted EBITDA)/40% (business objectives) basis in the case of Graham Donoghue and David Osborne For the achievement of adjusted EBITDA performance greater than target the bonus amounts will increase according to a set formula up to a maximum of 175% of base salary for the Chief Executive Officer and 150% of base salary for each of the other Executive Directors (excluding Simon Nixon) if exceptional performance targets are met No bonus is payable unless an adjusted EBITDA threshold measure is achieved Simon Nixon will not participate in the Group's performance related bonus scheme in 2010

Long Term Incentive Plan
Conditional nil cost share awards are made by Appleby Trust (Jersey) Limited, as trustee of the Company's Employee Benefit Trust, following recommendations made by the Board The levels of award and the performance conditions are recommended and reviewed by the Remuneration Committee annually

The awards normally vest at the end of the three year performance period, subject to the achievement of the performance conditions and continued employment Awards lapse to the extent that the performance conditions are not achieved

The maximum award that can be made to an employee in any financial year is the equivalent of 200% of an employee's annual base salary calculated on the basis of the market price of the Company's shares at the date of grant

In 2009 awards under the Long Term Incentive Plan were made to 46 employees of the Group and were made over shares worth between 7% and 200% of those employees' annual base salaries For the awards made in 2009, as detailed below vesting of 70% of the award is subject to an adjusted EBITDA performance condition and vesting of the remaining 30% of the award is subject to a total shareholder return (TSR) performance condition Both of these performance conditions are assessed over a three year performance period as detailed below

The adjusted EBITDA target for each of the financial years 2009 to 2011 (inclusive) represents one third of the adjusted EBITDA element of the award For the adjusted EBITDA element of the award to vest in full the adjusted EBITDA performance conditions for each of the financial years 2009 to 2011 (inclusive) must be achieved The adjusted EBITDA upper limit target together with the adjusted EBITDA threshold for vesting and the formula for determining vesting between the threshold and the upper limit target for each of the financial years 2009 to 2011 (inclusive) is set annually by the Remuneration Committee at the beginning of that financial year No award will vest in relation to the adjusted EBITDA element for a financial year for performance below the threshold level of vesting in respect of that financial year 30% of a financial year's element of the adjusted EBITDA award will vest at the threshold level of vesting in respect of that financial year

For the TSR element of the award to vest in full, the Company's relative TSR must rank in the upper quartile of a selected peer group of companies over the period 2009 to 2011 (inclusive)

No award will vest in relation to the TSR element for performance below median with 30% of the TSR element of the award vesting at median, rising to 100% at upper quartile on a straight-line basis In order for the TSR element to vest, the Remuneration Committee must be satisfied that such vesting is justified when taking into account the underlying financial performance of the Company

The Remuneration Committee chose the combination of annually set adjusted EBITDA and TSR as the performance targets for the 2009 award under the Long Term Incentive Plan to provide closer alignment with underlying Group performance and shareholder interests and to act as a strong retention tool for senior management The Remuneration Committee further chose annually set adjusted EBITDA targets to ensure that the adjusted EBITDA target would remain relevant and stretching over the entire three years of the plan during a period when the Remuneration Committee had extremely limited visibility of potential future adjusted EBITDA of the Group as a result of the unprecedented global financial crisis prevailing at that time

The Remuneration Committee will meet once the results for the three year plan period are available to determine whether, and the extent to which, the performance conditions have been met

Dividends will accrue on any shares that vest in the form either of additional shares or a cash payment and will be made at the time of vesting

The Remuneration Committee has determined that the performance targets for the 2010 award under the Long Term Incentive Plan will be based on a combination of comparative TSR and absolute TSR set at appropriately stretching levels The Remuneration Committee has chosen this combination to ensure even closer alignment of management with shareholders interests and to incentivise management to generate long term sustainable returns for shareholders

Share Option Scheme

Prior to the listing of the Company on 31 July 2007 ('Listing'), the Group operated the Moneysupermarket com Financial Group Limited Share Option Scheme All options under this scheme were granted prior to Listing and the Group does not intend to grant any further options under this scheme The options vest over a three year period from the date of grant subject to continued employment and will lapse on the earlier of the tenth anniversary of the date of grant and the date the option holder ceases to be employed by the Group There are no performance conditions applicable to this scheme as it is a historic scheme used prior to Listing principally as a means of retaining key employees

In order to enable option holders to participate in the forthcoming special dividend proposed to be paid on 1 April 2010 and thereby prevent any reduction in the value of options held by the option holders arising from such special dividend, in February 2010 the Remuneration Committee approved the early vesting of all remaining options under this scheme The Remuneration Committee has determined that prior to exercising any such options, the option holders are required to enter into a restricted share agreement with

Directors' Remuneration Report *continued*

the Company As a result until the third anniversary of the date of grant, any shares obtained following such exercise will be subject to clawback and any shares that would not have vested under the rules of the scheme will be forfeited for no consideration

A resolution will be proposed at the forthcoming Annual General Meeting to authorise the payment of a sum to option holders representing the reduction in the value of options held by them following the payment of the special dividend of 4 93p per ordinary share on 16 October 2009 Further detail on this resolution is provided in the notice of Annual General Meeting sent to shareholders at the same time as this report

Pension
The Company operates a contributory money purchase pension scheme for the benefit of the Executive Directors In all cases base salary only is pensionable During the year, the Company matched pension contributions up to 8% of base salary for the benefit of the Executive Directors From February 2010 the Company will match pension contributions up to 10% of base salary for the benefit of the Executive Directors The Remuneration Committee increased the matched pension contributions limit to bring the scheme more into line with market standards

Car allowance
The Company provides a car allowance of £14 000 per annum for each of the Executive Directors The amount of the car allowance is reviewed annually

Share Incentive Plan
The Company's HMRC approved all employee Share Incentive Plan provides all employees with the opportunity to purchase ordinary shares in the Company on a monthly basis using money deducted from their pre-tax salary

Simon Nixon Scheme
As disclosed in the prospectus issued in connection with the Listing of the Company, Simon Nixon established in 2009 an additional incentive scheme under which he personally granted options over 1,413,199 ordinary shares held by him in favour of Paul Doughty The options vested in 2009 subject to Paul Doughty s continued employment with the Group and the satisfaction of Group related performance targets and individual related performance targets for the financial year ended 31 December 2008 and for the first six months of 2009 On 4 August 2009, Paul Doughty exercised options over 1,120,813 ordinary shares held by Simon Nixon and the remaining 292,386 options lapsed as a result of a failure of the Group to meet the performance targets for 2008

The purpose of this scheme was to further incentivise the achievement by Paul Doughty of exceptional performance and to align his interests with the interests of shareholders Simon Nixon does not intend to grant any further options under this scheme

Chairman's Share Award
Under a share award agreement between the Company and Gerald Corbett dated 31 July 2007 (Share Award'), Gerald Corbett is entitled to subscribe at nominal value for 235,294 ordinary shares in the Company (representing twice the number of shares he purchased on Listing with an investment of £200,000), conditional upon completion of three years' service as Chairman of the Company from Listing and the continued retention for that three year period of the 117,647 ordinary shares he purchased on Listing Shareholder approval was obtained prior to the entry by the Company into the Share Award

Following the payment of the special dividend of 4 93p per ordinary share on 16 October 2009 the Remuneration Committee approved an adjustment to the Share Award in accordance with the rules of the Share Award As a result of that adjustment, Gerald Corbett has become entitled to subscribe at nominal value for an additional 13,318 ordinary shares in the Company representing the reduction in the value of the Share Award arising from the payment of that special dividend

In order to enable the Chairman to participate in the forthcoming special dividend proposed to be paid on 1 April 2010 and thereby prevent any reduction in the value of the Share Award arising from such special dividend, in February 2010, the Remuneration Committee approved, in accordance with the rules of the Share Award, the early subscription by the Chairman of the shares comprising the Share Award The Remuneration Committee has determined that prior to such subscription, the Chairman is required to enter into a restricted share agreement with the Company As a result, until the third anniversary of the Share Award, any shares obtained by the Chairman following such subscription will be subject to clawback and any shares that would not have been eligible for subscription under the rules of the Share Award will be forfeited for no consideration

Service agreements

The current policy is for Executive Directors' service agreement notice periods to be normally no longer than 12 months The service agreements of the current Executive Directors and the letters of appointment of the Non-Executive Directors include the following terms

	Effective date of service agreement/ letter of appointment	Unexpired term (approximate months from 31 December 2009)[1]	Notice period from Director (months)	Notice period from Company (months)
Executive Directors				
Simon Nixon	25 February 2009	12	12	12
Peter Plumb	25 February 2009	12	12	12
Paul Doughty	31 July 2007	12	12	12
Graham Donoghue	23 February 2009	12	12	12
David Osborne	23 February 2009	12	12	12
Non-Executive Directors				
Gerald Corbett	28 June 2007	6	12	12
Michael Wemms	10 July 2007	7	12	12
Rob Rowley	19 September 2007	9	0	12

1 Executive Directors are appointed on 12 month rolling contracts

Peter Plumb's service agreement contains a temporary provision which states that, if his employment is terminated by the Company as a result of a change in control, wrongful dismissal or redundancy before 1 November 2011, he will be entitled to the sum of £225,000 less the market value of any shares received or receivable by him pursuant to his participation in the Group's Long Term Incentive Plan and less any tax payable on such sum, in addition to his 12 month notice period Thereafter, Peter Plumb's notice period will revert to the normal 12 months which reflects the Company s general policy on such matters

Subject to the above, there are no special provisions for Executive Directors or Non-Executive Directors with regard to compensation in the event of loss of office In the event of the employment of an Executive Director being terminated, the Remuneration Committee would, having regard to the individual's circumstances, pay due regard to best practice and take account of the individual s duty to mitigate their loss

The service agreements and letters of appointment are available for inspection by shareholders at the forthcoming Annual General Meeting and during normal business hours at the Company's registered office address

Other appointments

Executive Directors may only accept outside appointments on external boards or committees with the prior approval of the Board In addition to his directorship of companies in the Group, Simon Nixon is a director of Simonseeks com Limited in which Simon Nixon is, directly or indirectly, the majority shareholder In addition to his directorship of companies in the Group, Peter Plumb is a director of The Naked Fruit Company Limited

Non-Executive Directors

The Non-Executive Directors do not have service agreements but instead have letters of appointment for a three year term The current policy is for Non-Executive Directors' letters of appointment notice periods to be normally no longer than 12 months Each of the Non-Executive Directors currently has a letter of appointment reflecting this

Save in respect of the Chairman's Share Award (details of which are set out on page 44), remuneration of Non-Executive Directors consists solely of fees The remuneration of the Chairman is determined by the Remuneration Committee and the remuneration of the other Non-Executive Directors is determined by the Executive Directors The Non-Executive Directors do not participate in any of the Group's bonus, pension, share option or other performance related incentive schemes In line with the approach for Executive Directors, there will be no increases in the Non-Executive Directors' fees in January 2010

Directors' Remuneration Report *continued*

Performance graph
The following graph shows the total shareholder return of the Company in comparison to an appropriate index for the period since Listing

Total shareholder return Moneysupermarket com Group PLC and FTSE 250 Index (excluding Investment Trusts)

Value of a hypothetical £100 holding since Listing

The Remuneration Committee considers the FTSE 250 Index (excluding Investment Trusts) to be an appropriate index for total shareholder return and comparison disclosure as it represents a broad equity market index in which the Company is a constituent member

Directors' interests in shares
The beneficial interests of the Directors and their connected persons in the shares of the Company are shown below

	Ordinary 31 December 2009	Ordinary 31 December 2008
Executive Directors		
Simon Nixon	267,257,021	270,050,932
Peter Plumb	-	-
Paul Doughty	2,317,346	699,539
Graham Donoghue	-	-
David Osborne	-	-
Non-Executive Directors		
Gerald Corbett	117,647	117,647
Michael Wemms	6,125	5,500
Rob Rowley	-	-

The Directors' shareholdings shown on the previous page are all beneficial interests and include the interests of their spouses, civil partners and infant children or step-children together with the interests in shares held on behalf of the Executive Directors by the trustee of the Company's Share Incentive Plan which is detailed on page 44 No Director held a non-beneficial interest in any shares

In the period 31 December 2009 to the date of this report, there has been no change in the Directors' interests in shares in the Company other than through the monthly purchases in January and February 2010 of ordinary shares under the Company s Share Incentive Plan by Paul Doughty This has resulted in an increase in the interests held by Paul Doughty of 329 ordinary shares during this period

The Remuneration Committee's intention is to introduce a policy under which the Executive Directors will be required to build up a meaningful shareholding in the Company

Audited information
The following information has been audited by the Company's auditors, as required by the Companies Act 2006

Directors' remuneration

Details of individual Directors remuneration received during the year are as follows

	Basic salary/ fees £000[1]	Taxable benefits £000[2]	Performance related bonus £000[3]	Pension contributions £000	Total 2009 £000	Total 2008 £000
Executive Directors						
Simon Nixon	142	2	-	-	144	463
Peter Plumb	329	17	315	25	686	-
Paul Doughty	250	14	196	18	478	323
Graham Donoghue	183	12	170	15	380	-
David Osborne	154	28	121	12	315	-
Non-Executive Directors						
Gerald Corbett	190	25	-	-	215	215
Michael Wemms	75	-	-	-	75	75
Rob Rowley	60	-	-	-	60	60
Total	**1,383**	**98**	**802**	**70**	**2,353**	**1,136**

1 Gerald Corbett receives a basic annual fee of £190 000 Michael Wemms and Rob Rowley each receive a basic annual fee of £50 000 An additional fee of £15 000 per annum is paid to Michael Wemms as the Senior Independent Non-Executive Director and an additional fee of £10 000 per annum is paid to each of Rob Rowley and Michael Wemms as the Chairmen of the Audit and Remuneration Committees respectively The basic annual salaries of the Executive Directors in 2010 are as follows Simon Nixon (£100 000) Peter Plumb (£350 000) Paul Doughty (£250 000) Graham Donoghue (£220 000) and David Osborne (£190 000) The figures for Graham Donoghue and David Osborne relate to the period from their appointment as Directors on 23 February 2009 to 31 December 2009

2 Benefits for the Executive Directors incorporate all benefits and expense allowances arising from employment which principally relate to the provision of a car allowance Benefits for Gerald Corbett relate to an annual allowance of £25 000 for a motor vehicle and associated costs

3 Includes performance related bonuses earned in the period under review but paid following the end of the financial year

Directors' interests in Share Options

Full details of the options over ordinary shares in the Company held by the Executive Directors under the Share Option Scheme during the year are shown below

	Date of grant	Options held at start of year	Options granted during year	Options exercised during year	Options lapsed during year	Options held at end of year	Option exercise price (p)	Market price of shares at date of exercise (p)	Date from which option exercisable[1]	Expiry date
Paul Doughty	18 June 2007	2,500,000	-	1,250,000	-	1,250,000	6	49 85	18 June 2008	18 June 2017
Total		**2,500,000**	**-**	**1,250,000**	**-**	**1,250,000**				

1 The options granted to Paul Doughty on 18 June 2007 vest in three equal tranches after the first second and third anniversary of the date of grant In February 2010 the Remuneration Committee approved the early vesting and exercise of the remaining options held by Paul Doughty Further information is provided on pages 43 and 44

2 Aggregate gains made by Paul Doughty on the exercise of options over 1 250 000 ordinary shares in the year were £548 125

Directors' Remuneration Report *continued*

Directors' interests in the Long Term Incentive Plan

Full details of the conditional awards made to the Executive Directors under the Long Term Incentive Plan during the year are shown below

	Date of award	At start of year/date of appointment	Awards made during year	Awards vested during year	Awards lapsed during year	At end of year	Market price of shares at date of award (p)	Vesting date
Peter Plumb	8 April 2009	-	1,145,288	-	-	1,145 288	53 5	8 April 2012
Total		**-**	**1,145,288**	**-**	**-**	**1,145,288**		
Paul Doughty	8 April 2009	-	1,308,901	-	-	1,308,901	53 5	8 April 2012
Total		**-**	**1,308,901**	**-**	**-**	**1,308,901**		
Graham Donoghue	8 April 2009	-	863,874	-	-	863,874	53 5	8 April 2012
Total		**-**	**863,874**	**-**	**-**	**863,874**		
David Osborne	8 April 2009	-	484 293	-	-	484 293	53 5	8 April 2012
Total		**-**	**484,293**	**-**	**-**	**484,293**		

1 The performance conditions attaching to the award are adjusted EBITDA and total shareholder return Further information is provided on pages 42 and 43

2 Conditional awards under the Long Term Incentive Plan are made at nil cost The exercise price is nil

In the period from 1 January 2009 to 31 December 2009, the highest mid-market price of the Company's share was 90p and the lowest mid-market price was 34p, and at 31 December 2009 it was 74p

This report was approved by the Board and signed on its behalf by

Michael Wemms
Chairman of the Remuneration Committee
23 February 2010

Independent Auditor's Report to the Members of Moneysupermarket.com Group PLC

We have audited the Group and Company Financial Statements (the 'Financial Statements') of Moneysupermarket com Group PLC (the 'Company') for the year ended 31 December 2009 set out on pages 50 to 77 The financial reporting framework that has been applied in the preparation of the Group Financial Statements is applicable law and International Financial Reporting Standards (IFRSs') as adopted by the EU The financial reporting framework that has been applied in the preparation of the Company Financial Statements is applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice)

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006 Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company s members, as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of Directors and auditors
As explained more fully in the Directors' Responsibilities Statement set out on page 31, the Directors are responsible for the preparation of the Financial Statements and for being satisfied that they give a true and fair view Our responsibility is to audit the Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland) Those standards require us to comply with the Auditing Practices Board s (APB's) Ethical Standards for Auditors

Scope of the audit of the Financial Statements
A description of the scope of an audit of Financial Statements is provided on the APB s website at www frc org uk/apb/scope/UKP

Opinion on Financial Statements
In our opinion
- the Financial Statements give a true and fair view of the state of the Group's and of the Company's affairs as at 31 December 2009 and of the Group's profit for the year then ended,
- the Group Financial Statements have been properly prepared in accordance with IFRSs as adopted by the EU
- the Company Financial Statements have been properly prepared in accordance with UK Generally Accepted Accounting Practice,
- the Financial Statements have been prepared in accordance with the requirements of the Companies Act 2006, and, as regards the Group Financial Statements Article 4 of the IAS Regulation

Opinion on other matters prescribed by the Companies Act 2006
In our opinion
- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006 and
- the information given in the Directors' Report for the financial year for which the Financial Statements are prepared is consistent with the Financial Statements

Matters on which we are required to report by exception
We have nothing to report in respect of the following

Under the Companies Act 2006 we are required to report to you if in our opinion
- adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us, or
- the Company Financial Statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns, or
- certain disclosures of Directors' remuneration specified by law are not made, or
- we have not received all the information and explanations we require for our audit

Under the Listing Rules we are required to review
- the Directors' statement, set out on page 30, in relation to going concern, and
- the part of the Corporate Governance Report in the Directors' Report relating to the Company s compliance with the nine provisions of the June 2008 Combined Code specified for our review



John Costello (Senior Statutory Auditor)
For and on behalf of KPMG Audit Plc, Statutory Auditor
Chartered Accountants
St James' Square
Manchester
M2 6DS

23 February 2010

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2009

	Note	**Year ended 31 December 2009 £000**	Year ended 31 December 2008 £000
Revenue		**136,874**	178 800
Cost of sales		**(42,627)**	(62,063)
Gross profit		**94,247**	116,737
Distribution expenses		**(18,446)**	(21 618)
Administrative expenses - other		**(73,495)**	(79,635)
Administrative expenses - impairment of goodwill	11	**-**	(70,000)
Administrative expenses		**(73,495)**	(149,635)
Results from operating activities	4	**2,306**	(54,516)
Finance income	6	**877**	3 504
Profit/(loss) before income tax		**3,183**	(51 012)
Income tax charge	7	**(1,267)**	(8,094)
Profit/(loss) for the year		**1,916**	(59,106)
Other comprehensive income			
Foreign currency translation		**(121)**	(6)
Deferred tax on share-based payments		**(49)**	(209)
Other comprehensive income for the year		**(170)**	(215)
Total comprehensive income for the year		**1,746**	(59 321)
Profit/(loss) attributable to			
Equity holders of the Company		**2,068**	(58,987)
Minority interest	20	**(152)**	(119)
Profit/(loss) for the year		**1,916**	(59,106)
Total comprehensive income attributable to			
Equity holders of the Company		**1,907**	(59 201)
Minority interest	20	**(161)**	(120)
Total comprehensive income for the year		**1,746**	(59,321)
Earnings/(loss) per share			
Basic earnings/(loss) per ordinary share (p)	8	**0 4**	(11 8)
Diluted earnings/(loss) per ordinary share (p)	8	**0 4**	(11 8)

Consolidated Statement of Financial Position
at 31 December 2009

	Note	**31 December 2009 £000**	31 December 2008 £000
Assets			
Non-current assets			
Property, plant and equipment	10	**12,135**	13,596
Intangible assets	11	**198,453**	223 653
Deferred tax asset	14	**-**	362
Total non-current assets		**210,588**	237,611
Current assets			
Trade and other receivables	12	**14,375**	16,074
Prepayments		**1,793**	2 059
Cash and cash equivalents	16	**53,805**	73,465
Total current assets		**69,973**	91 598
Total assets		**280,561**	329,209
Liabilities			
Non-current liabilities			
Deferred tax liability	14	**39,011**	47 259
Current liabilities			
Trade and other payables	13	**18,756**	20,710
Current tax liabilities		**2,126**	3,394
Total current liabilities		**20,882**	24,104
Total liabilities		**59,893**	71,363
Equity			
Share capital	15	**102**	101
Share premium		**171,207**	171,047
Retained earnings		**(45,920)**	(20 042)
Other reserves		**95,279**	106 740
Total equity attributable to equity holders of the Company		**220,668**	257,846
Minority interest		**-**	-
Total equity		**220,668**	257,846
Total equity and liabilities		**280,561**	329 209

The Financial Statements were approved by the Board of Directors and authorised for issue on 23 February 2010
They were signed on its behalf by



Peter Plumb



Paul Doughty

Consolidated Statement of Changes in Equity

for the year ended 31 December 2009

	Note	Issued share capital £000	Share premium £000	Other reserves £000	Retained earnings £000	Reserve for own shares £000	Foreign currency translation reserve £000	Total £000
At 1 January 2008		**118**	**170,565**	**143,018**	**13,285**	**-**	**9**	**326,995**
Foreign currency translation[1]		-	-	-	-	-	(6)	(6)
Deferred tax recognised on share based payments[1]		-	-	-	(209)	-	-	(209)
Loss for the year		-	-	-	(59,106)	-	-	(59 106)
Total income and expense for the year		-	-	-	(59,315)	-	(6)	(59,321)
Share options exercised		2	482	-	-	-	-	484
Purchase and cancellation of deferred shares		(19)	-	19	-	-	-	-
Equity dividends	9	-	-	-	(14,637)	-	-	(14,637)
Share-based payment	17	-	-	-	4,325	-	-	4,325
Reserves transfer		-	-	(36,300)	36,300	-	-	-
At 31 December 2008		**101**	**171,047**	**106,737**	**(20,042)**	**-**	**3**	**257,846**
Foreign currency translation[1]		-	-	-	-	-	(121)	(121)
Deferred tax recognised on share based payments[1]		-	-	-	(49)	-	-	(49)
Profit for the year		-	-	-	1,916	-	-	1,916
Total income and expense for the year		-	-	-	1,867	-	(121)	1,746
Share options exercised		1	160	-	-	-	-	161
Equity dividends	9	-	-	-	(42,730)	-	-	(42,730)
Share based payment	17	-	-	-	3,645	-	-	3,645
Reserves transfer		-	-	(11 340)	11 340	-	-	-
At 31 December 2009		**102**	**171,207**	**95,397**	**(45,920)**	**-**	**(118)**	**220,668**

1 Foreign currency translation and deferred tax recognised on share based payments represent the only income or expense for the current and prior years recognised directly in equity

Other reserves

The other reserves balance represents the merger and revaluation reserves generated upon the acquisition of Moneysupermarket com Financial Group Limited by the Company, as discussed below, and a capital redemption reserve for £19,000 arising from the acquisition of 95,294 118 deferred shares of 0 02p by the Company from Simon Nixon

Upon the acquisition of Moneysupermarket com Financial Group Limited, a merger reserve of £60,750,000 for 15% of the fair value of assets acquired, a merger reserve of £16,923,000 for 45% of the book value transferred from a company under common control, and a revaluation reserve of £65 345,000 representing 45% of the fair value of the intangible assets transferred from a company under common control, were recognised Amounts are transferred from these reserves to retained earnings as the goodwill and other intangibles balances are impaired and amortised

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations

Reserve for own shares

The reserve for the Company's own ordinary shares comprises the cost of the Company's ordinary shares held by the Group At 31 December 2009, the Group held 698,011 ordinary shares at a cost of 0 02p per share through a trust for the benefit of the Group's employees

Consolidated Statement of Cash Flows

for the year ended 31 December 2009

	Note	Year ended 31 December 2009 £000	Year ended 31 December 2008 £000
Operating activities			
Profit/(loss) for the year		**1,916**	(59,106)
Adjustments to reconcile Group net profit/(loss) to net cash flows			
Depreciation	10	**4,436**	3 543
Amortisation of intangible assets	11	**25,200**	25,200
Impairment of goodwill	11	**-**	70 000
Loss on disposal of property plant and equipment		**-**	78
Net finance income	6	**(877)**	(3,504)
Equity-settled share-based payment transactions	17	**3,645**	4,325
Effects of foreign exchange differences		**(116)**	-
Income tax charge	7	**1,267**	8 094
Change in trade and other receivables		**1,920**	2,890
Change in trade and other payables		**(1,954)**	(4 971)
Income tax paid		**(10,467)**	(11 894)
Net cash flow from operating activities		**24,970**	34,655
Investing activities			
Acquisition of minority interest in icero GmbH		**(2)**	-
Interest received		**922**	3 581
Acquisition of property, plant and equipment	10	**(2,982)**	(4,618)
Net cash flow from investing activities		**(2,062)**	(1,037)
Financing activities			
Proceeds from share issue		**161**	484
Dividends paid	9	**(42,730)**	(14,637)
Net cash flow from financing activities		**(42,569)**	(14 153)
Net (decrease)/increase in cash and cash equivalents		**(19,661)**	19 465
Cash and cash equivalents at start of year		**73,465**	54,015
Effect of exchange rate fluctuations on cash held		**1**	(15)
Cash and cash equivalents at end of year	16	**53,805**	73,465

Notes to the Consolidated Financial Statements

1 Corporate information

The Consolidated Financial Statements of Moneysupermarket com Group PLC (Company'), a company incorporated in England, and its subsidiaries for the year ended 31 December 2009 were authorised for issue in accordance with a resolution of the Directors on 23 February 2010 The Consolidated Financial Statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU ('Adopted IFRSs') The Company has elected to prepare its Company Financial Statements in accordance with UK GAAP, these are presented on pages 73 to 77

2 Summary of significant accounting policies

Basis of preparation

The Financial Statements are prepared on the historical cost basis Comparative figures presented in the Financial Statements represent the year ended 31 December 2008 The Financial Statements are prepared on a going concern basis, which the Directors deem appropriate, given the Group's positive cash position and lack of debt

Use of estimates and judgements

The preparation of Financial Statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses Actual results may differ from these estimates

Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected

The most significant areas of estimation uncertainty, and areas where critical judgements are made in applying accounting policies that have a material effect on the Financial Statements, are listed below The uncertainties encountered, and judgements made, are described in more detail in the relevant accounting policies and accompanying notes

- Note 11 goodwill and other intangibles, including their amortisation and impairment
- Note 12 revenue recognition
- Note 12 provision for doubtful debts
- Note 13 accruals
- Note 17 share-based payments

Basis of consolidation

These Consolidated Financial Statements incorporate the Financial Statements of the Company and its subsidiaries

Subsidiaries are entities controlled by the Group Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities In assessing control potential voting rights that are currently exercisable or convertible are taken into account The Financial Statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases

The Group was established via a series of transactions that occurred concurrently on 22 June 2007 These comprised the incorporation of the Company with Simon Nixon as sole shareholder, the acquisition by the Company using a share for share exchange of Simon Nixon's 45% interest in Moneysupermarket com Financial Group Limited and the acquisition by the Company of all other shares in Moneysupermarket com Financial Group Limited from third parties The acquisition of Simon Nixon's shares was between two parties, being Simon Nixon and the Company, who were under common control at the time of the transaction The acquisition was of an interest in a company which gave the investor a significant influence in the company and it was concluded that this arrangement was a common control transaction and not within the scope of IFRS 3 Business Combinations As a result the Company accounted for this 45% interest in Moneysupermarket com Financial Group Limited at original carrying value rather than fair value at the date of the acquisition The acquisition of the remaining shares in Moneysupermarket com Financial Group Limited was accounted for in accordance with IFRS 3 Business Combinations applying the accounting guidance for a business combination achieved in stages This resulted in the fair value of the identifiable assets, liabilities and contingent liabilities of Moneysupermarket com Financial Group Limited being recognised in full and the goodwill in respect of the acquisition from third parties being recognised

2 Summary of significant accounting policies *continued*

Foreign currency

The Consolidated Financial Statements are presented in sterling which is the Company's functional and presentation currency The functional currency of the foreign operation icero GmbH is the euro The income and expenses of the foreign operation are translated into sterling at an average exchange rate for the period in which the activity occurred The assets and liabilities of the foreign operation are translated into sterling using exchange rates ruling as at the balance sheet date The exchange difference arising upon translation is taken directly to a separate component of equity

Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date Foreign currency differences arising on retranslation are recognised as a profit or loss

Revenue

Internet business

The Group generates fees from internet lead generation (click based revenue), commissions from brokerage sales and advertising through a variety of contractual arrangements The Group recognises click based revenues and associated costs in the period that the lead is generated Brokerage commissions are recognised at the point of completion of the transaction with the customer Advertising revenue is recognised in the period when an advertisement is delivered to the end user

Intermediary business

Commissions are recognised on completed transactions in the period that a transaction completes

Revenue is recognised net of value added tax

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses

Where parts of an item of property plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment

Depreciation is charged to the Statement of Comprehensive Income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment Land is not depreciated Assets under construction are not depreciated until brought into use The estimated useful lives are as follows

Buildings	50 years
Plant and equipment (including IT equipment)	3 years
Fixtures and fittings	5 years
Office equipment	5 years

The useful lives and depreciation rates are reassessed at each reporting date

Intangible assets

Goodwill

Business combinations are accounted for using the acquisition accounting method The excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities, is recognised in the balance sheet as goodwill and is not amortised

After initial recognition, goodwill is measured at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever there is an indication that the carrying value may be impaired

Notes to the Consolidated Financial Statements *continued*

2 Summary of significant accounting policies *continued*

Other intangible assets

The cost of other intangible assets acquired in a business combination is fair value as at the date of acquisition After initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses All the Group's intangible assets (other than goodwill) have been identified as having finite useful lives As such, they are amortised on a straight line basis over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end The amortisation expense on intangible assets with finite lives is recognised in the Statement of Comprehensive Income in the expense category consistent with the function of the intangible asset The estimated useful lives are as follows

Market-related	10 years
Customer relationships	7 years
Customer lists	3 years
Technology	3 years

Market-related intangible assets are defined as those that are primarily used in the marketing or promotion of products and services, for example trademarks, trade names and internet domain names

Customer-related intangible assets consist of customer lists customer contracts and relationships and non-contractual customer relationships For accounting purposes, customer relationships and customer lists have been identified separately Relationships with high-profile customers provide the Group with prominence in the marketplace, create volume and traffic on the website, and enhance the reputation of the brand Customer lists allow the Group to undertake targeted marketing activities

Technology-based intangible assets relate to innovations and technical advances such as computer software patented and unpatented technology, databases and trade secrets

Impairment

The carrying amounts of the Group's assets are reviewed annually to determine whether there is any indication of impairment If such indication exists, the asset's recoverable amount is estimated

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount Impairment losses are recognised in the Statement of Comprehensive Income

For the purposes of impairment reviews, the recoverable amount of the Group's assets is taken to be the higher of their fair value less costs to sell and their value in use

Research and development

Expenditure on research activities, undertaken with the prospect of gaining technical knowledge and understanding is charged to the Statement of Comprehensive Income when incurred Development expenditure is capitalised when it meets the criteria outlined in SIC 32 Expenditure that does not meet the criteria is expensed directly to the Statement of Comprehensive Income

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits Bank overdrafts that are repayable on demand are included as a component of cash and cash equivalents for the purpose only of the Statement of Cash Flows

Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the Statement of Comprehensive Income as incurred

2 Summary of significant accounting policies *continued*

Share-based payment transactions

The Group's share schemes allow certain Group employees to acquire ordinary shares in the Company The fair value of share awards made is recognised as an employee expense with a corresponding increase in equity The fair value is measured at award date and spread over the period during which the employees become unconditionally entitled to the awards The fair value of the share awards made is measured using the Black-Scholes model, taking into account the terms and conditions upon which the awards were made The amount recognised as an expense is adjusted to reflect the number of share awards expected to vest

Short term employee benefits

Short term employee benefit obligations are measured on an undiscounted basis and are recognised in the Statement of Comprehensive Income as the related service is provided

A provision is recognised for the amount expected to be paid under short term cash bonus or profit sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably

Advertising costs

The Group incurs costs from advertising via a number of different media Costs associated with the production of adverts are recognised as an expense in the Statement of Comprehensive Income only once the advert is delivered to the Group in a format ready for use having been approved for airing or displaying The cost of airing or displaying the advert is taken as an expense in the period in which the advert is aired or displayed

Net finance income

Net finance income comprises interest payable and interest receivable, which are recognised in the Statement of Comprehensive Income as they accrue using the effective interest method

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established

Taxation

Tax on the profit or loss for the year comprises current and deferred tax Tax is recognised in the Statement of Comprehensive Income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes The following temporary differences are not provided for the initial recognition of goodwill the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised

A deferred tax liability was recognised in the prior year as 28% of the value of the intangible assets with finite lives which were generated upon the acquisition of Moneysupermarket com Financial Group Limited, representing the tax effect of the amortisation of these assets in future periods At the prior year end, this liability was remeasured at the enacted corporation tax rate of 28%, this being the rate at which the liability will unwind This liability will decrease in line with the amortisation of the related intangible assets, with the deferred tax credit recognised in the Statement of Comprehensive Income in accordance with IAS 12

Notes to the Consolidated Financial Statements *continued*

2 Summary of significant accounting policies *continued*

Group management of capital

The Group s objectives when managing capital are

- to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
- to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk

The Group sets the amount of capital in proportion to risk The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets In assessing the level of capital all components of equity are taken into account, i e share capital, retained earnings and reserves (where applicable)

The Group manages its cash balances by depositing them with a number of financial institutions to reduce credit risk The Group had no debt as at 31 December 2009 and is not subject to externally imposed capital requirements, management of capital therefore focuses around its ability to generate cash from its operations In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders return capital to shareholders, issue new shares, or sell assets to raise funds The Group believes it is meeting its objectives for managing capital as funds are available for reinvestment where necessary as well as being in a position to make returns to shareholders where this is felt appropriate

Accounting standards issued but not yet effective

A number of new standards, amendments to standards and interpretations have been issued during the year ended 31 December 2009 but are not yet effective and therefore have not yet been adopted by the Group

IAS 27 (Amended 2008) Consolidated and Separate Financial Statements – is effective for reporting periods beginning on or after 1 July 2009 and applies prospectively The standard deals with changes to the accounting for non-controlling (minority) interest and deals primarily with the accounting for changes in ownership interests in subsidiaries after control is obtained, the accounting for the loss of control of subsidiaries, and the allocation of profit or loss to controlling and non-controlling interests in a subsidiary

IFRS 3 Business Combinations (Revised 2008) – is effective for reporting periods beginning on or after 1 July 2009 and applies prospectively Key changes are that transaction costs are expensed other than debt/equity income costs (previously all costs were capitalised), goodwill is fixed at the date of acquisition, subsequent adjustments go through the income statement, contingent payments which require future services (such as an earn out) that are forfeited if employment ceases are treated, in full, as post acquisition remuneration

The Group continues to monitor the potential impact of other new standards and interpretations which may be endorsed by the European Union and require adoption by the Group in future reporting periods

3 Segmental information

Business segments

In adopting IFRS 8 – *Operating Segments* for the first time, the Group has disclosed four reportable segments, being Money, Insurance Travel and Home This disclosure correlates with the information which is presented to the Group s Chief Operating Decision Maker, the Company Board, which reviews revenue by segment The Group's costs, finance income, tax charges and net assets are only reviewed by the Chief Operating Decision Maker at a consolidated level, and therefore have not been allocated between segments in the analysis below Previously, under IAS 14, the Group reported Internet and Intermediary segments Of the Group revenue of £136 9m (2008 £178 8m) reported in 2009, £134 9m (2008 £176 3m) was generated in the UK

	Money £000	Insurance £000	Travel £000	Home £000	Other £000	**Total £000**
Year ended 31 December 2009						
Revenue						
Segment revenue	38,132	75 669	16,305	5,539	1,229	**136,874**
Results						
Operating expenses						**(134,568)**
Profit from operating activities						**2,306**
Net finance income						**877**
Profit before tax						**3,183**
Income tax charge						**(1,267)**
Profit for the year						**1,916**
At 31 December 2009						
Assets and liabilities						
Intangible assets						**143,488**
Goodwill						**54,965**
Other unallocated assets						**82,108**
Total assets						**280,561**
Deferred tax liability						**39,011**
Other unallocated liabilities						**20,882**
Total liabilities						**59,893**
Other segment information						
Capital expenditure						
Property plant and equipment						**2,982**
Intangible fixed assets						**-**
Total capital expenditure						**2,982**
Depreciation						**4,436**
Amortisation						**25,200**

Notes to the Consolidated Financial Statements *continued*

3 Segmental information *continued*

	Money £000	Insurance £000	Travel £000	Home £000	Other £000	Total £000
Year ended 31 December 2008						
Revenue						
Segment revenue	68 265	77,739	19,089	7,416	6,291	178,800
Results						
Operating expenses						(233,316)
Loss from operating activities						(54,516)
Net finance income						3,504
Loss before tax						(51,012)
Income tax charge						(8,094)
Loss for the year						(59,106)
At 31 December 2008						
Assets and liabilities						
Intangible assets						168,688
Goodwill						54,965
Other unallocated assets						105 556
Total assets						329,209
Deferred tax liability						47 259
Other unallocated liabilities						24,104
Total liabilities						71,363
Other segment information						
Capital expenditure						
Property, plant and equipment						4 618
Intangible fixed assets						-
Total capital expenditure						4,618
Depreciation						3,543
Amortisation						25,200
Impairment of goodwill						70 000

4 Results from operating activities

	31 December 2009 £000	31 December 2008 £000
Profit/(loss) on ordinary activities before taxation is stated after charging		
Depreciation	**4,436**	3 543
Amortisation of intangible assets	**25,200**	25,200
Impairment of goodwill	-	70,000
Research and development costs	-	915
Auditors' remuneration		
Audit of these Financial Statements	**65**	60
Audit of subsidiaries' Financial Statements	**50**	45
Review of interim Financial Statements	**25**	25
Services relating to direct and indirect taxation	**146**	150
Services relating to IT advisory	-	34
Services relating to a review of processes and controls	-	182
Other services	**61**	99

5 Staff numbers and cost

The average number of persons employed by the Group (including Directors) during the year, analysed by category, was as follows

	Number of employees 31 December 2009	Number of employees 31 December 2008
IT operations	**187**	264
Administration	**295**	363
	482	627

The aggregate payroll costs of these persons were as follows

	31 December 2009 £000	31 December 2008 £000
Wages and salaries	**19,236**	25 155
Compulsory social security contributions	**2,867**	2 389
Contributions to defined contribution plans	**738**	24
Equity-settled share-based payment transactions	**3,645**	4,325
	26,486	31,893

6 Finance income

	31 December 2009 £000	31 December 2008 £000
Financial income		
Interest received on bank deposits	**877**	3 504

7 Income tax

Income tax charged in the Statement of Comprehensive Income

	31 December 2009 £000	31 December 2008 £000
Current tax		
Current tax on income for the year	**9,202**	13,936
Current tax on equity-settled share awards	**-**	(1 405)
	9,202	12,531
Deferred tax		
Origination and reversal of temporary differences	**(7,541)**	(6 984)
Deferred tax on unapproved equity-settled share awards	**(394)**	2,547
	(7,935)	(4,437)
Tax on profit/(loss) on ordinary activities	**1,267**	8,094

Notes to the Consolidated Financial Statements *continued*

7 Income tax *continued*

Reconciliation of the effective tax rate

The tax charge for the year is higher (2008 higher) than the standard rate of corporation tax in the UK in 2009 of 28% (2008 28%) The differences are explained below

	31 December 2009 £000	31 December 2008 £000
Profit/(loss) for the year	**3,183**	(51,012)
Standard rate of tax at 28% (2008 28 5%)	**891**	(14,538)
Effects of:		
Expenses not deductible for tax purposes	**1,182**	1 720
Impairment charge against goodwill	**-**	19,950
Deferred tax not recognised at 28% (2008 28 5%)	**513**	338
Impact on deferred tax of reduction in corporation tax rate to 28%	**-**	125
Movement on deferred tax related to share-based payments	**(1,319)**	1,143
Utilisation of losses on which no deferred tax asset previously recognised	**-**	(644)
Tax on profit/(loss) on ordinary activities (see above)	**1,267**	8,094

The standard rate of corporation tax in the UK reduced from 30% to 28% with effect from 1 April 2008 The effective tax rate for 2008 was therefore estimated at 28 5%

Unrecognised tax losses

The Group has tax losses arising from the results of a foreign subsidiary of £1,830,000 (2008 £1,185,000) A deferred tax asset has not been recognised in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in a foreign subsidiary that may not make a profit in the immediate future

8 Earnings per share

Basic earnings per share

Basic earnings per share amounts are calculated by dividing the profit or loss for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year

Diluted earnings per share

Diluted earnings per share amounts are calculated by dividing the profit or loss for the year attributable to ordinary equity holders of the Company, by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares

Earnings per share

Basic and diluted earnings/(loss) per share has been calculated on the following basis

	2009 £000	*2008* £000
Profit/(loss) after taxation attributable to ordinary equity holders	**2,068**	(58,987)
Basic weighted average ordinary shares in issue (millions)	**506 2**	498 9
Dilutive effect of share based instruments (millions)	**9 5**	-
Diluted weighted average ordinary shares in issue (millions)	**515 7**	498 9
Basic earnings/(loss) per ordinary share (pence)	**0 4**	(11 8)
Diluted earnings/(loss) per ordinary share (pence)	**0.4**	(11 8)

9 Dividends

	2009 £000	2008 £000
Declared and paid during the year		
Equity dividends on ordinary shares		
Final dividend for 2007 1 63p per share	-	8,098
Interim dividend for 2008 1 3p per share	-	6,539
Final dividend for 2008 2 2p per share	**11,110**	-
Interim dividend for 2009 1 3p per share	**6,598**	-
Special dividend for 2009 4 93p per share	**25,022**	-
Proposed for approval (not recognised as a liability at 31 December)		
Equity dividends on ordinary shares		
Final dividend for 2009 2 2p per share	**11,199**	-
Special dividend for 2009 4 91p per share	**25,006**	-

10 Property, plant and equipment

	Land and buildings £000	Under construction £000	Plant and equipment £000	Office equipment £000	Fixtures and fittings £000	Total £000
Cost						
At 1 January 2008	4,576	5,064	3,470	171	142	13,423
Additions	245	890	3,283	80	120	4,618
Transfers	1 520	(5,064)	3,544	-	-	-
Disposals	(11)	-	(131)	(9)	(18)	(169)
Foreign exchange adjustments	-	-	28	-	4	32
At 31 December 2008	6,330	890	10,194	242	248	17 904
Additions	5	-	2,785	66	126	2 982
Transfers	-	(886)	886	-	-	-
Disposals	-	-	(119)	(5)	-	(124)
Foreign exchange adjustments	-	-	(13)	(3)	(3)	(19)
At 31 December 2009	**6,335**	**4**	**13,733**	**300**	**371**	**20,743**
Depreciation						
At 1 January 2008	48	-	731	23	36	838
Depreciation for the year	114	-	3 281	89	59	3,543
Disposals	(9)	-	(71)	(5)	(6)	(91)
Foreign exchange adjustments	-	-	18	-	-	18
At 31 December 2008	153	-	3 959	107	89	4,308
Depreciation for the year	123	-	4,190	53	70	4,436
Disposals	-	-	(119)	(5)	-	(124)
Foreign exchange adjustments	-	-	(11)	-	(1)	(12)
At 31 December 2009	**276**	**-**	**8,019**	**155**	**158**	**8,608**
Carrying amounts.						
At 31 December 2007	4,528	5,064	2,739	148	106	12 585
At 31 December 2008	6,177	890	6,235	135	159	13,596
At 31 December 2009	**6,059**	**4**	**5,714**	**145**	**213**	**12,135**

Notes to the Consolidated Financial Statements *continued*

11 Intangible assets

	Market related £000	Customer relationship £000	Customer list £000	Technology related £000	Goodwill £000	Total £000
Cost·						
At 1 January 2008, 31 December 2008 and 31 December 2009	**132,100**	**68,500**	**713**	**5,900**	**124,965**	**332,178**
Amortisation:						
At 1 January 2008	6 985	5,174	126	1 040	-	13,325
Charged during the year	13 210	9,786	238	1,966	-	25,200
Impairment losses	-	-	-	-	70 000	70 000
At 31 December 2008	20,195	14,960	364	3,006	70,000	108,525
Charged during the year	13,210	9,786	238	1,966	-	25,200
At 31 December 2009	**33,405**	**24,746**	**602**	**4,972**	**70,000**	**133,725**
Carrying amounts						
At 31 December 2007	125,115	63,326	587	4,860	124 965	318,853
At 31 December 2008	111 905	53 540	349	2 894	54,965	223,653
At 31 December 2009	**98,695**	**43,754**	**111**	**928**	**54,965**	**198,453**

On an annual basis, or where an indication exists, the Group is required to assess its goodwill and intangible assets for impairment

During 2007 the Group employed the services of an appropriately qualified and experienced independent third party to value the intangible assets acquired from Moneysupermarket com Financial Group Limited This valuation was used as the initial carrying value for these assets Following the impairment provision in 2008, the market capitalisation of the Group approximated to the total carrying value of the goodwill, intangible and other non-current assets of the Group At 31 December 2009 the market capitalisation exceeded the carrying value of the goodwill, intangible and other non-current assets by 78%

As disclosed in note 3 IFRS 8 has been adopted in the year with comparative disclosures made, and as a result revised operating segments are disclosed On adoption of IFRS 8 the Group was required to allocate goodwill between its cash generating units (CGU) that represent the lowest level within the Group at which goodwill is monitored for internal management purposes, but are not larger than an operating segment as defined by IFRS 8 These CGUs are the four operating segments Insurance, Money, Travel and Home Services, and the Group has therefore performed impairment testing at this level The goodwill has been allocated on 1 January 2009 based on estimates of the relative values of the operating segments at that date with £30 7m allocated to Insurance £15 5m to Money, £6 6m to Travel and £2 2m to Home Services

For the current year, the recoverable amount of the assets was taken to be their value in use and was calculated by reference to the forecast cash flows

The present value of the future cash flows has been calculated with the following key assumptions

- Cash flows for year 1 represent management's best estimate of future cash flows as at 31 December 2009, and are based upon the Group's approved budget for 2010 The main assumptions underlying the 2010 budget relate to visitor numbers and revenue per transaction/visitor The forecast assumes some improvement during the course of 2010 driven by the new branding campaign and investments made in the core technology for the Group s key channels, as well as the more settled outlook in the wider economy The Insurance and Money segments have been assumed to have similar rates of growth, and the Travel and Home Services segments have been assumed to return to close to the revenue levels achieved in 2008
- Cash flows for subsequent years for all segments are consistent with those in year 1 and assume no growth No reliable third party estimates of long term growth rates exist for the price comparison industry given it is a relatively new business model
- Cash flows into perpetuity have been incorporated into the calculations

- A pre-tax discount rate of 15% has been used in the forecast for all segments A lower discount rate has been used compared with the rate used to test the Internet segment last year (16%) to reflect the reduction in the uncertainty in the economic climate since the start of the year

When there are clear indications that the economy has begun to recover a different set of assumptions may be more appropriate

The analysis performed calculates that the recoverable amount of the assets allocated to the Insurance, Money and Travel segments exceeds their carrying value by in excess of 100% and the recoverable amount of the assets allocated to the Home Services segment exceeds their carrying value by 20%, and as such, are not impaired No reasonably possible change to a key assumption would result in an impairment

As explained in note 3, whilst the Group is able to allocate revenues between the four operating segments, its cost base is reviewed by the Groups Chief Operating Decision Maker at a Group rather than segmental level, and a number of the significant costs which the Group incurs cannot be allocated either directly or on a reasonable and consistent basis to the CGUs that are each operating segment Therefore the cash flows estimated above include all of the Group's forecast revenues, but only approximately 55% of the Group's cost base

The Group has therefore also performed a further impairment test for the Group as a whole, in a manner consistent with that in 2008 In these calculations the Group is treated as one group of CGUs and the test compared the carrying amount, including goodwill and other corporate assets, to the recoverable amount

The recoverable amount has been estimated based on the present value of its future cash flows which has been calculated with a set of assumptions consistent with those set out above in relation to the individual operating segment calculations

The analysis performed calculates that the recoverable amount of the Group's assets exceeds their carrying value by £44m, and as such no impairment was identified

With regard to the Group level impairment testing, an increase of 3% in the discount rate, with all other assumptions held constant would give a value in use for the Groups assets equal to their carrying value Similarly, a decrease in the annual cash flows of £6 0m with all other assumptions held constant, would also give a value in use for the Group's assets equal to their carrying value

At an individual level, management believe that the assumptions relating to each intangible asset remain applicable, and that no adjustment is required to their valuation, nor their useful economic lives

Notes to the Consolidated Financial Statements *continued*

12 Trade and other receivables

	31 December 2009 £000	31 December 2008 £000
Trade receivables	**14,375**	16 074

All receivables fall due within one year

As a result of click based revenue being recognised in the period that the lead is generated, a revenue accrual for approximately one month's revenue is recognised at the year end date

At 31 December 2009, trade receivables are shown net of a provision for doubtful debts of £156,255 (2008 £348,194), which represents a judgement made by management of which receivable balances are unlikely to be recovered taking into consideration the aging of the debt evidence of poor payment history or financial position of a particular debtor

Movements in the provision for doubtful debts were as follows

	2009 £000	2008 £000
At start of year	**348**	103
Charge for the year	**151**	264
Amounts written off	**(343)**	(19)
At 31 December	**156**	348

As at 31 December, the analysis of trade receivables that were past due but not impaired is as follows

	Total £000	Neither past due nor impaired £000	Past due not impaired 0-30 days £000	30-60 days £000	60-90 days £000	90-120 days £000	>120 days £000
At 31 December 2008	16,074	10,409	3,466	1,529	242	330	98
At 31 December 2009	**14,375**	**8,266**	**5,353**	**429**	**212**	**38**	**77**

The Group's standard payment terms are 15 days

13 Trade and other payables

	31 December 2009 £000	31 December 2008 £000
Trade payables due to related parties	**-**	5
Other trade payables	**13,126**	12,471
Non-trade payables and accrued expenses	**5,620**	8,217
Deferred income	**10**	17
	18,756	20,710

As a result of click based revenue being recognised in the period that the lead is generated, an accrual for the cost of sales relating to the revenue accrued at the year end date (see note 12) is included within other trade payables

As at 31 December, the analysis of financial liabilities within trade payables, non-trade payables and accrued expenses is as follows

	Total £000	Current £000	0-30 days £000	30-60 days £000	60-90 days £000	90-120 days £000	> 120 days £000
At 31 December 2008	19,693	12,801	1,334	774	167	122	4,495
At 31 December 2009	**18,746**	**13,665**	**798**	**472**	**408**	**151**	**3,252**

As at 31 December 2009, the Group did not hold any other financial liabilities requiring disclosure under IAS 32

14 Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following

	Assets		Liabilities	
	2009 £000	2008 £000	**2009 £000**	2008 £000
At start of year	**(362)**	(3,124)	**47,259**	54 243
Temporary differences	**(484)**	-	**(7,057)**	(6,984)
Revaluation of LTIP equity-settled share awards	**49**	-	**-**	-
Revaluation of Chairman's share award	**(29)**	-	**-**	-
Revaluation of unapproved share options at the balance sheet date	**5**	2 762	**-**	-
Issue of LTIP equity-settled share awards	**(370)**	-	**-**	-
Transfers	**1,191**	-	**(1,191)**	-
At 31 December	**-**	(362)	**39,011**	47 259

The deferred tax liability arises from the creation of the intangible assets upon the acquisition of Moneysupermarket com Financial Group Limited by the Company

The deferred tax asset arises from the future deduction available upon the exercise of share options and share awards

15 Capital

Authorised

	2009		2008	
	Thousands	**£**	Thousands	£
Ordinary shares of 0 02p each	**1,154,706**	**230,941**	1 154,706	230,941
Deferred shares of 0 02p each	**95,294**	**19,059**	95,294	19,059
	1,250,000	**250,000**	1 250,000	250,000

The following rights attached to the shares in issue during the year

Ordinary shares

The owners of ordinary shares were entitled to returns of capital, receive a dividend and vote

During the year the Company issued 2,676,662 (2008 8,049,996) ordinary shares upon the exercising of unapproved share options by a number of senior management

Issued and fully paid

Number of shares	Ordinary shares	Deferred shares	Total
At 1 January 2008	496,806,066	95,294,118	592,100,184
Purchase and cancellation of deferred shares	-	(95,294 118)	(95,294,118)
Issued on exercising of unapproved share options	8,049,996	-	8 049,996
At 31 December 2008	504,856,062	-	504 856,062
Issued on exercising of unapproved share options	2,676,662	-	2,676 662
At 31 December 2009	**507,532,724**	**-**	**507,532,724**

£	Ordinary shares	Deferred shares	Total
At 1 January 2008	99,361	19,059	118,420
Purchase and cancellation of deferred shares	-	(19,059)	(19,059)
Issued on exercising of unapproved share options	1,610	-	1 610
At 31 December 2008	100,971	-	100 971
Issued on exercising of unapproved share options	535	-	535
At 31 December 2009	**101,506**	**-**	**101,506**

Notes to the Consolidated Financial Statements *continued*

The Group has a number of share schemes under which options to subscribe for ordinary shares and conditional awards of ordinary shares in the Company have been made to certain Directors and employees (see note 17)

16 Financial instruments

Interest rate risk

There is no significant exposure to interest risk as the Group has no borrowings

The Group invests its cash in a range of cash deposit accounts with UK banks Interest earned therefore closely follows movements in Bank of England base rates A movement of 1% in this rate would result in a difference in annual pre-tax profit of £538,000 based on Group cash, cash equivalents and financial instruments at 31 December 2009 At the balance sheet date, £18,010,000 was invested with Lloyds Banking Group, this being the most invested with any one bank

Effective interest rates

In respect of interest-earning financial assets, the following table indicates their effective interest rates at the year end date

	31 December 2009		31 December 2008	
	Effective interest rate	**£000**	Effective interest rate	£000
Cash and cash equivalents	**0 69%**	**53,805**	2 84%	73,465

Credit risk

Credit risk with respect to trade receivables is monitored on an ongoing basis by the credit control team and finance management By value, over 90% (2008 90%) of the Group's revenue comes from blue chip companies Most of the remaining provider base is subject to payment terms of one week collected by direct debits At the balance sheet date, the five largest trade receivables, by provider, accounted for 12% (2008 19%) of the total trade receivables balance of £14,375,000 (2008 £16,074,000) and the largest individual balance was £585,211 (2008 £986 817)

Fair values

The Group's financial assets and liabilities are principally short term in nature, and therefore their fair value is not materially different from their carrying value

17 Share-based payments

Unapproved share option scheme

Grant 1

On 22 May 2007 the holders of unapproved share options in Moneysupermarket com Financial Group Limited agreed to have their unapproved share options replaced with share options in the Company on similar terms to those that operated under the original scheme Options over 1,460 shares were originally exchanged Following the share sub-division on 9 July 2007 where each ordinary share was converted to 5,000 ordinary shares, the shares under option were subject to a similar sub-division Following this there were therefore 7,300,000 share options in issue that related to the share options in Moneysupermarket com Financial Group Limited, exchanged for share options in the Company

These share options were originally granted by Moneysupermarket com Financial Group Limited on 9 May 2005 and vested on the earlier of a trade sale or a flotation provided that in the event of a flotation the options had been held for three years from the date of grant The exercise price is 6p per share

Grant 2

On 18 and 22 June 2007 the Company granted further unapproved share options that entitled key management personnel and senior employees to acquire ordinary shares in the Company Options were originally granted over 1,243 shares, which following the sub-division referred to above, became 6,215,000 shares Options vest on the earlier of a trade sale or, subject to a flotation, equally over a three year period on subsequent anniversaries from the date of grant The exercise price is 6p per share

17 Share-based payments *continued*

Grant 3

Post the sub-division of shares referred to above, on 10 and 21 July 2007 the Company granted further unapproved share options that entitled key management personnel and senior employees to acquire shares in the Company Options were originally granted over 105,000 shares Options vest on the earlier of a trade sale or, subject to a flotation, equally over a three year period on subsequent anniversaries from the date of grant The exercise price is 6p per share

Subsequent to the year end the Remuneration Committee has approved the early vesting of all remaining unapproved share options under the unapproved share option scheme

Share Incentive Plan scheme (SIP)

Upon listing, the Company granted £3,000 of ordinary shares at the price of £1 70 per ordinary share to each eligible employee free of charge If an employee leaves within one year of listing, all of these ordinary shares are forfeit between one and two years of listing, 50% are forfeit, between two and three years of listing, 20% are forfeit and after three years of listing, none are forfeit 948,184 shares were issued under the Share Incentive Plan scheme in 2007

Long Term Incentive Plan scheme (LTIP)

On 28 December 2007 and 4 March 2008 the Company made conditional awards over 1,242,201 ordinary shares under the Moneysupermarket com Group PLC Long Term Incentive Plan scheme to senior employees (2008 LTIPs) Under this scheme, shares vest at the end of a three year period dependent upon the achievement of a cumulative adjusted EBITDA figure for the three financial years from 2008 to 2010 Based on the adjusted EBITDA figures achieved in 2008 and 2009, management do not expect any of these awards to vest

During the year, conditional awards were made over 8,256,530 ordinary shares under the Moneysupermarket com Group PLC Long Term Incentive Plan scheme to senior employees ('2009 LTIPs') Under this scheme up to 70% of the shares vest at the end of a three year period dependent upon the achievement of an adjusted EBITDA figure for each of the three financial years from 2009 to 2011, and up to 30% of the shares vest at the end of a three year period dependent upon the Total Shareholder Return (TSR) of the Company relative to a comparator group of defined companies

Chairman's share award

Gerald Corbett, the Chairman of the Company, purchased 117,647 ordinary shares on the listing of the Company at the initial offer price of £1 70 Subject to him retaining these shares for three years and provided that he completes three years' service as Chairman he shall be entitled to subscribe at nominal value for a total of 235,294 ordinary shares in the Company

Following the payment of the special dividend of 4 93p per ordinary share on 16 October 2009, the Remuneration Committee approved subsequent to the year end, an adjustment to the Chairman's share award in accordance with the rules of the scheme As a result of that adjustment Gerald Corbett has become entitled to subscribe at nominal value for a total of 248,612 ordinary shares in the Company reflecting the reduction in the value of the Chairman's share award arising from the payment of that special dividend

Subsequent to the year end, the Remuneration Committee has approved, in accordance with the rules of the Chairman's share award, the early subscription by Gerald Corbett of the shares comprising the Chairman's share award

Simon Nixon Scheme

During 2008, Simon Nixon established an additional incentive scheme under which he personally granted options over 633 504 ordinary shares in the Company held by him in favour of one former employee of the Group Options over 487,311 ordinary shares vested on 8 October 2008 and were exercised by the former employee on that date Options over the remaining 146,193 ordinary shares were dependent on the satisfaction of Group related performance targets for the year ended 31 December 2008 and lapsed

During 2009, similar arrangements were entered into by Simon Nixon in favour of Paul Doughty and certain other former employees, with options over a total of 3,378,683 ordinary shares held by Simon Nixon being granted personally by him to those persons Options over 2,793 911 ordinary shares vested on 31 July 2009 and 4 August 2009 and were exercised by the participants on 4 August 2009 Options over the remaining 584,772 ordinary shares were dependent on the satisfaction of Group related performance targets for the year ended 31 December 2008 and lapsed

Notes to the Consolidated Financial Statements *continued*

17 Share-based payments *continued*

Movements in the year

The following table illustrates the number and weighted average exercise price (WAEP) of, and movements in, share options and share awards during the year

	Number	WAEP
Outstanding at 1 January 2008	15,000,509	£0 05
LTIP awards made during the year	36,643	£0 00
LTIP awards forfeit during the year	(254,872)	£0 00
Unapproved options exercised during the year (with a WAEP of £0 06)	(8,049,996)	£0 06
Unapproved options forfeit during the year	(1,198 334)	£0 06
Simon Nixon Scheme options granted during the year	633 504	£0 00
Simon Nixon Scheme options exercised during the year (with a WAEP of £0 00)	(487,311)	£0 00
Simon Nixon Scheme options lapsed during the year	(146,193)	£0 00
Outstanding at 31 December 2008	5,533,950	£0 04
LTIP awards made during the year	8 256,530	£0 00
LTIP awards forfeit during the year	(1,225,811)	£0 00
Unapproved options exercised during the year (with a WAEP of £0 06)	(2,676,662)	£0 06
Unapproved options forfeit during the year	(113,337)	£0 06
Simon Nixon Scheme options granted during the year	3 378,683	£0 00
Simon Nixon Scheme options exercised during the year (with a WAEP of £0 00)	(2,793,911)	£0 00
Simon Nixon Scheme options lapsed during the year	(584,772)	£0 00
Outstanding at 31 December 2009	**9,774,670**	**£0.01**

As at 31 December 2009, 10,000 unapproved share options had vested but not been exercised

The following table lists the inputs to the Black-Scholes models used for the schemes for the year ended 31 December 2009

	Unapproved	SIP/ Chairman s Award	2009 LTIP	2008 LTIP	Simon Nixon Scheme
Fair value at grant date (£)	1 57	1 55-1 65	0 53	1 26-1 34	0 56
Share price (£)	1 70	1 70	0 53	1 38	0 56
Exercise price (£)	0 06	0 00	0 00	0 00	0 00
Expected volatility (%)	30 0	n/a	n/a	n/a	n/a
Expected life of option/award (years)	3 0	3 0	3 0	3 0	0 0
Weighted average remaining contractual life (years)	0 7	0 6	2 3	1 0	n/a
Expected dividend yield (%)	3 0	3 0	0 0	0 0	6 3
Risk-free interest rate (%)	4 5	4 5	4 5	4 5	4 2

Expected volatility has been estimated by considering historic average share price volatility for similar companies Staff attrition has been assessed based on historic retention rates

The share option charge in the Statement of Comprehensive Income can be attributed to the following types of share option and share award

	2009 £000	2008 £000
Unapproved share option scheme	**1,478**	3,520
Share Incentive Plan (SIP) scheme	**415**	249
Chairman's share award	**165**	121
Long Term Incentive Plan (LTIP) scheme	**286**	162
Simon Nixon scheme	**1,301**	273
	3,645	4,325

18 Pensions and other post-employment benefit plans

The Group operates a defined contribution pension scheme based on basic salary The assets of the scheme are held separately from those of the Group in an independently administered fund The amounts charged to the Statement of Comprehensive Income represent the contributions payable to the scheme in respect of the accounting period In the year ended 31 December 2009 £738,143 of contributions were charged to the Statement of Comprehensive Income (2008 £24,000) As at 31 December 2009 £70,458 (2008 £2,000) of contributions were outstanding on the balance sheet

19 Commitments and contingencies

The Group is a defendant in a small number of disputes incidental to its operations which, in aggregate, are not expected to have a material adverse effect on the Group Provision has been made for the expected settlement where the Group believes a payment will be made to settle the dispute

20 Related party transactions

The Group has the following investments in subsidiaries

	Country of incorporation	Ownership interest	Principal activity
Moneysupermarket com Financial Group Limited	UK	100	Holding company
Moneysupermarket com Limited	UK	100	Internet price comparison
Travelsupermarket com Limited	UK	100	Dormant
Insuresupermarket com Limited	UK	100	Dormant
Mortgage 2000 Limited	UK	100	Financial intermediary services
Making Millionaires Limited	UK	100	Holding company
Moneysupermarket Limited	UK	100	Dormant
icero GmbH	Germany	100	Internet price comparison
Betcompare com Limited (formerly Inhoco 3429 Limited)	UK	100	Dormant

The Company is the ultimate parent entity of the Group Intercompany transactions with wholly owned subsidiaries have been excluded from this note, as per the exemption offered in IAS 24

Transactions with key management personnel

There were no outstanding amounts loaned to Directors by the Company at 31 December 2009

In addition to their salaries, the Group also provides non-cash benefits to Directors and executive officers Directors and executive officers also participate in the Group's unapproved share option and Long Term Incentive Plan schemes, see note 17

Gerald Corbett, Michael Wemms Simon Nixon and Paul Doughty received dividends from the Group totalling £7,897,281 in 2008 and £22,760,906 in 2009

Key management personnel compensation

Key management, defined as the executive management team, received the following compensation during the year

	31 December 2009 £000	31 December 2008 £000
Short term employee benefits	**1,787**	2,274
Share-based payments	**1,984**	2,820
Post employment benefits	**102**	9
	3,873	5103

Other related party transactions

A number of Directors and key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities

Notes to the Consolidated Financial Statements *continued*

20 Related party transactions *continued*
A number of these entities transacted with the Group in the reporting period

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows

Director	Company	**Transaction value Year ended 31 December 2009 £000**	Transaction value Year ended 31 December 2008 £000	**Balance outstanding as at 31 December 2009 £000**	Balance outstanding as at 31 December 2008 £000
S J Nixon	Abacus Permanent Limited	**(221)**	53	**-**	(221)
S J Nixon	Virtual Processing Limited	**216**	238	**-**	216

The Group provided office space and services to Abacus Permanent Limited and Virtual Processing Limited during the year companies in which Simon Nixon controls over 90% of the voting shares The Group recharged these two companies rent and associated services at the same levels as it recharged wholly owned subsidiary companies These rates were based on notional open market rents for similar offices in the locality In addition the Group provided payroll services for these related companies fully recovering salaries paid In the normal course of trade with these related companies the Group both charged and was charged for mortgage procuration fees The level of these fees were at arm's length and mirrored the going rates in the open market

On 2 July 2009, Rob Budden, a director of Foom com Limited, acquired 160 ordinary shares of £1 each in the capital of Foom com Limited from Making Millionaires Limited, representing all of the shares in Foom com Limited owned by the Group in consideration for the future payment by Rob Budden of 5% of aggregate revenues of Foom com Limited for each of the first five financial years that such aggregate revenues of Foom com Limited are equal to or greater than £10,000

On 18 September 2009, Moneysupermarket com Financial Group Limited acquired from Tim Heidfeld, formerly a director of icero GmbH all of the shares in icero GmbH owned by him in consideration for the payment by Moneysupermarket com Financial Group Limited to Tim Heidfeld of €2,500

21 Post balance sheet events
There have been no significant post balance sheet events requiring disclosure

Company Balance Sheet

at 31 December 2009

	Note	31 December 2009 £000	31 December 2008 £000
Fixed assets			
Investments	4	**181,688**	181,688
Current assets			
Debtors	5	**55,738**	20 820
Cash at bank and in hand		**597**	27,994
Total current assets		**56,335**	48,814
Creditors amounts due within one year	6	**(168)**	(15,168)
Net current assets		**56,167**	33,646
Net assets		**237,855**	215,334
Capital and reserves			
Share capital	8	**102**	101
Share premium	8	**171,207**	171 047
Other reserves	8	**16,942**	16,942
Profit and loss	8	**49,604**	27,244
		237,855	215 334

The Financial Statements were approved by the Board of Directors and authorised for issue on 23 February 2010
They were signed on its behalf by



Peter Plumb



Paul Doughty

Notes to the Company Financial Statements

1 Accounting policies

Basis of preparation

The Financial Statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards

No profit and loss account is presented for the Company as permitted by section 408 of the Companies Act 2006 The profit after tax for the Company was £61,445,000

The Company has taken the exemption in FRS 1 5(a) and consequently no cash flow statement is presented for the Company

Investments

Investments are shown at cost less provision for impairment

Share-based payment transactions

The Group's share schemes allow certain Group employees to acquire ordinary shares in the Company The fair value of share awards made is recognised as an employee expense with a corresponding increase in equity The fair value is measured at award date and spread over the period during which the employees become unconditionally entitled to the awards The fair value of the awards made is measured using an option valuation model, taking into account the terms and conditions upon which the awards were made The amount recognised as an expense is adjusted to reflect the number of share awards expected to vest Subsidiaries are recharged for the amount recognised as share based payments relating to awards to their employees The fair value of the recharge is recognised over the vesting period

Dividends

Dividends receivable are recognised when the Company s right to receive payment is established Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders equity in the period in which the shareholders' right to receive payment is established

Taxation

Tax on the profit or loss for the year comprises current and deferred tax Tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19

2 Share-based payments

The analysis and disclosures in relation to share-based payments are given in the Consolidated Financial Statements in note 17

3 Staff numbers and cost

The average number of persons employed by the Company (including Directors) during the year analysed by category, was as follows

	Number of employees 31 December 2009	Number of employees 31 December 2008
Administration	**5**	2

The aggregate payroll costs of these persons were as follows

	31 December 2009 £000	31 December 2008 £000
Wages and salaries	**1,166**	787
Social security costs	**601**	99
Other pension costs	**70**	-
Share based payments	**1,903**	1947
	3,740	2,833

4 Investments

	Shares in subsidiary undertakings £000
Cost and net book value	
At 31 December 2008 and 31 December 2009	181,688

The investment comprises £162 000,000 of cash consideration £2,765,000 of costs and £16,923 000 arising from the transfer of net assets at book value from a company under common control, representing the acquisition of Moneysupermarket com Financial Group Limited by the Company

5 Debtors

	31 December 2009 £000	31 December 2008 £000
Amount due from subsidiary undertakings	**55,211**	20,812
Other debtors	**9**	8
Corporation tax	**518**	-
	55,738	20,820

6 Creditors amounts falling due within one year

	31 December 2009 £000	31 December 2008 £000
Amount owed to subsidiary undertaking	**-**	15,040
Accruals	**168**	128
	168	15,168

Notes to the Company Financial Statements *continued*

7 Dividends

	31 December 2009 £000	31 December 2008 £000
Declared and paid during the year		
Equity dividends on ordinary shares		
Final dividend for 2007 1 63p per share	-	8 098
Interim dividend for 2008 1 3p per share	-	6,539
Final dividend for 2008 2 2p per share	**11,110**	-
Interim dividend for 2009 1 3p per share	**6,598**	-
Special dividend for 2009 4 93p per share	**25,022**	-
Proposed for approval (not recognised as a liability at 31 December)		
Equity dividends on ordinary shares		
Final dividend for 2009 2 2p per share	**11,199**	-
Special dividend for 2009 4 91p per share	**25,006**	-

During 2009, the Company received dividends of £63,000,000 from Moneysupermarket com Financial Group Limited

8 Capital and reserves

Authorised

	2009		2008	
	Thousands	£	Thousands	£
Ordinary shares of 0 02p each	**1,154,706**	**230,941**	1,154,706	230,941
Deferred shares of 0 02p each	**95,294**	**19,059**	95,294	19,059
	1,250,000	**250,000**	1 250,000	250,000

The following rights attached to the shares in issue during the year

Ordinary shares

The owners of ordinary shares were entitled to returns of capital receive a dividend and vote

During the year the Company issued 2,676,662 (2008 8,049,996) ordinary shares upon the exercising of unapproved share options by a number of senior management

Issued and fully paid

Number of shares	Ordinary shares	Deferred shares	Total
At 1 January 2008	496 806,066	95 294,118	592,100,184
Purchase and cancellation of deferred shares	-	(95,294,118)	(95,294,118)
Issued on exercising of unapproved share options	8,049,996	-	8,049,996
At 31 December 2008	504 856,062	-	504 856 062
Issued on exercising of unapproved share options	2,676,662	-	2 676,662
At 31 December 2009	**507,532,724**	**-**	**507,532,724**

8 Capital and reserves *continued*

£	Ordinary shares	Deferred shares	Total
At 1 January 2008	99,361	19,059	118,420
Purchase and cancellation of deferred shares	–	(19 059)	(19,059)
Issued on exercising of unapproved share options	1,610	–	1,610
At 31 December 2008	100,971	–	100 971
Issued on exercising of unapproved share options	535	–	535
At 31 December 2009	**101,506**	**–**	**101,506**

The Group has a number of share schemes under which options to subscribe for ordinary shares and conditional awards of ordinary shares in the Company have been made to certain Directors and employees of the Group (see note 17 of the Consolidated Financial Statements)

Other reserves

	Share premium £000	Other reserves £000	Profit and loss £000
At 1 January 2008	**170,565**	**16,923**	**35,366**
Shares issued	482	–	–
Total recognised profit in year	–	–	2,190
Equity dividends	–	–	(14,637)
Purchase and cancellation of deferred shares	–	19	–
Share based payment	–	–	4,325
At 31 December 2008	**171,047**	**16,942**	**27,244**
Shares issued	160	–	–
Total recognised profit in year	–	–	61,445
Equity dividends	–	–	(42,730)
Share based payment	–	–	3,645
At 31 December 2009	**171,207**	**16,942**	**49,604**

Other reserves represents the merger reserve for £16,923,000 generated upon the acquisition of Moneysupermarket com Financial Group Limited by the Company as discussed in the Consolidated Statement of Changes in Equity, and a capital redemption reserve for £19,000 arising from the acquisition of 95,294,118 deferred shares of 0 02p by the Company from Simon Nixon

9 Related party transactions

The Company has taken the exemption in FRS 8 3 not to disclose transactions with other Group companies

General

Shareholder Information

Registered office and registered number
Moneysupermarket House
St David's Park
Ewloe
Chester CH5 3UZ
No 6160943

Telephone +44 (0)1244 665700
Website www moneysupermarket com

Company Secretary
Darren Drabble

Financial advisors/stockbrokers
Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Auditors
KPMG Audit Plc
St James' Square
Manchester M2 6DS

Solicitors
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS

Principal bankers
Lloyds TSB Bank plc
City Office
PO Box 1000, BX1 1LT

Financial PR
Tulchan Communications
Sixth Floor
Kildare House
3 Dorset Rise
London EC4Y 8EN

Registrar
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0GA

Telephone 0871 664 0300 (UK)
(Calls cost 10p per minute plus network extras Lines are open 8 30am-5 30pm Monday-Friday)
+44 (0)208 639 3399 (overseas)

E-mail moneysupermarket@capitaregistrars com

Enquiring about your shareholding
If you want to ask, or need any information, about your shareholding, please contact our registrar (see contact details above) Alternatively, if you have internet access, you can access the Group's shareholder portal at www moneysupermarket-shares com where you can, amongst other things, view details of your shareholding, set up or amend a dividend mandate and update your address details

Investor relations website
The investor relations section of our website www moneysupermarket com, provides further information for anyone interested in the Group In addition to the Annual Report and Accounts and share price, Company announcements including the half year and full year results announcements and associated presentations are also published there

Dividend mandates
If you wish to have dividends paid directly into a bank or building society account, you should contact our registrar (see contact details on the left) for a dividend mandate form or visit the Group s shareholder portal at www moneysupermarket-shares com where you can set up or amend a dividend mandate This method of payment removes the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the due date

Dividend reinvestment plan (DRIP)
You can choose to reinvest dividends received to purchase further shares in the Company through a DRIP A DRIP application form is available from our registrar (see contact details on the left)

Share dealing service
You can buy or sell the Company's shares in a simple and convenient way via the Capita share dealing service either online (www capitadeal com) or by telephone (0871 664 0445) Calls cost 10p per minute plus network extras Lines are open 8 00am-4 30pm Monday-Friday

Please note that the Directors of the Company are not seeking to encourage shareholders to either buy or sell shares in the Company Shareholders in any doubt about what action to take are recommended to seek financial advice from an independent financial advisor authorised by the Financial Services and Markets Act 2000

Electronic communications
You can elect to receive shareholder communications electronically by writing to our registrar, Capita Registrars, Freepost RLYX-GZTU-KRRG, SAS, The Registry, 34 Beckenham Road Beckenham, BR3 9ZA This will save on printing and distribution costs, creating environmental benefits When you register, you will be sent a notification to say when shareholder communications are available on our website and you will be provided with a link to that information

Cautionary note regarding forward looking statements
This Annual Report includes statements that are forward looking in nature Forward looking statements involve known and unknown risks, assumptions, uncertainties and other factors which may cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements Except as required by the Listing Rules, Disclosure and Transparency Rules and applicable law, the Company undertakes no obligation to update, revise or change any forward looking statements to reflect events or developments occurring after the date of this Annual Report

Financial Calendar

Declaration date of 2009 final dividend	24 February 2010
Announcement of 2009 full year results	24 February 2010
Ex-dividend date of 2009 final dividend	3 March 2010
Record date of 2009 final dividend	5 March 2010
Annual General Meeting	31 March 2010
Payment date of 2009 final dividend	1 April 2010
Interim management statement	*April 2010
Half year end	30 June 2010
Announcement of 2010 half year results	*August 2010
Interim management statement	*November 2010
Full year end	31 December 2010
Announcement of 2010 full year results	*February 2011

* Exact dates to be confirmed

Further copies of this Annual Report are available from the Company's registered office, or may be accessed through the Group's website, www moneysupermarket com

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Strictly Private and Confidential

Date
4 May 2010

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Moneysupermarket.com Group PLC-Rule 12g3-2(b) Exemption
SEC File Number 82-35105

Ladies and Gentlemen:

On behalf of Moneysupermarket.com Group PLC (the "**Company**"), SEC file number 82-35105, I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached Appendix A, a list of information the Company has made public, filed or distributed. Please find enclosed copies of the documents referred to in Appendix A. This information supplements the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 14 June 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the US legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at +44 (0)1244 220684 or darren.drabble@moneysupermarket.com.

Yours sincerely



Darren Drabble

w/enc

Appendix 1

Date of Filing/Publication	Item	Brief Description	Place of Filing
21/10/2009	Form AD02	Single Alternative Inspection Location (SAIL) created	Companies House
21/10/2009	Form AD03	Register moved to SAIL address	Companies House
08/03/2010	Form SH01	Return of Allotment of Shares	Companies House
15/03/2010	Form SH01	Return of Allotment of Shares	Companies House
07/04/2010	Annual Report and Accounts year ended 31/12/2009		Sent to Shareholders and Companies House
07/04/2010	Shareholders Resolution		Companies House
13/04/2010	Form AR01	Annual Return	Companies House

In accordance with Section 555 of the Companies Act 2006

SH01

Return of allotment of shares



You can use the WebFiling service to file this form online.
Please go to www companieshouse gov uk

✓ What this form is for
You may use this form to give notice of shares allotted following incorporation

X What this form is
You cannot use thi notice of shares ta on formation of th for an allotment o shares by an unlin

THURSDAY



ase

uk

1 Company details

Company number: 6 1 6 0 9 4 3

Company name in full: MONEYSUPERMARKET COM GROUP PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: 01 03 2010

To Date: dd mm yyyy

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling

Class of shares (E g Ordinary/Preference etc)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
ORDINARY	STERLING		0 02p	6p	1,381,671
ORDINARY	STERLING		0 02p	0 02p	248,612

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted

Details of non-cash consideration

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**

Class of shares (E g Ordinary/Preference etc)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
ORDINARY	0 02p	—	509,163,007	£101,832 60
				£
				£
				£
		Totals	"	£ "

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies
Please complete a separate table for each currency

Currency

Class of shares (E g Ordinary / Preference etc)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E g Ordinary/Preference etc)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital

Total number of shares	
Total aggregate nominal value ❹	

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately For example £100 + €100 + $10 etc

❶ Including both the nominal value and any share premium

❷ Total number of issued shares in this class

❸ E g Number of shares issued multiplied by nominal value of each share

Continuation Pages
Please use a Statement of Capital continuation page if necessary

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**

Class of share	ORDINARY
Prescribed particulars ❶	EACH SHARE HAS ONE VOTE IN A GENERAL MEETING. EACH SHARE HAS A RIGHT TO PARTICIPATE IN A DISTRIBUTION IN RESPECT OF BOTH DIVIDENDS AND CAPITAL
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are
- a particulars of any voting rights, including rights that arise only in certain circumstances,
- b particulars of any rights, as respects dividends, to participate in a distribution,
- c particulars of any rights, as respects capital, to participate in a distribution (including on winding up), and
- d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares

A separate table must be used for each class of share

Continuation page
Please use a Statement of Capital continuation page if necessary

8 Signature

I am signing this form on behalf of the company

Signature



This form may be signed by
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006

SH01
Return of allotment of shares



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record

Contact name: DARREN DRABBLE
Company name: MONEYSUPERMARKET COM GROUP PLC

Address: MONEYSUPERMARKET HOUSE
ST DAVIDS PARK

Post town: CHESTER
County/Region:
Postcode: CH5 3UZ
Country: ENGLAND
DX:
Telephone: 01244 665 753

Checklist

We may return the forms completed incorrectly or with information missing

Please make sure you have remembered the following

- ☐ The company name and number match the information held on the public Register
- ☐ You have shown the date(s) of allotment in section 2
- ☐ You have completed all appropriate share details in section 3
- ☐ You have completed the appropriate sections of the Statement of Capital
- ☐ You have signed the form



Important information

Please note that all information on this form will appear on the public record



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below

For companies registered in England and Wales
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ
DX 33050 Cardiff

For companies registered in Scotland
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post)

For companies registered in Northern Ireland
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS
DX 481 N R Belfast 1



Further information

For further information please see the guidance notes on the website at www companieshouse gov uk
or email enquiries@companieshouse gov uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD02

Notification of single alternative inspection location (SAIL)

RECEIVED 17 P 3:45


Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk


AMF3OE6M

SATURDAY
A26 17/10/2009 306
COMPANIES HOUSE

✓ **What this form is for**
You may use this form to tell us the address of an alternative inspection location where company records may be kept for inspection.

X **What this form is NOT for**
You cannot use this form to t the address of a location out of the part of the United Kin where the company is regist

1 Company details

Company number	6 1 6 0 9 4 3
Company name in full	MONEYSUPERMARKET.COM GROUP PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Address of the single alternative inspection location (SAIL)

This is the address for an alternative location to the company's registered office for the inspection of the company records. ❶

Building name/number	NORTHERN HOUSE
Street	WOODSOME PARK
Post town	FENAY BRIDGE
County/Region	HUDDERSFIELD
Postcode	HD8 0GA

❶ **Important**
The SAIL must always be in the part of the United Kingdom in which your company is registered.
You need to notify which company records have moved to the SAIL on form AD03 'Change of location of the company records to the single alternative inspection location (SAIL)'. If you have not previously filed form AD03, please file one.

3 Signature

I am signing this form on behalf of the company.

Signature



This form may be signed by:
Director ❷, Secretary, Person authorised❸, Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver and manager, CIC manager, Judicial factor.

❷ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AD02

Notification of single alternative inspection location (SAIL)



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: DARREN DRABBLE

Company name: MONEYSUPERMARKET.COM GROUP PLC

Address: MONEYSUPERMARKET HOUSE, ST. DAVID'S PARK

Post town: EWLOE

County/Region: CHESTER

Postcode: C H 5 3 U Z

Country: UK

DX

Telephone: 01244 220686

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have provided the address of the single alternative inspection location in section 2.
- ☐ The address provided is in the part of the UK where the company is registered.
- ☐ You have signed the form.



Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD03

Change of location of the company records to the single alternative inspection location (SAIL)



Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to tell us which of the company records are held at the SAIL.

✗ **What this form is NOT for**
You cannot use this form to tell us which company records are returning to the registered office. To do this, please use form AD04.

SATURDAY



AMF3NE6L
A26 17/10/2009 307
COMPANIES HOUSE

1 Company details

Company number	6160943
Company name in full	MONEYSUPERMARKET.COM GROUP PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Company records

The following records are now kept at the single alternative inspection location which is as stated on the last filed form AD02 'Notification of single alternative inspection location (SAIL)'. ❶

Please tick as appropriate:

- [x] Register of members.
- [ ] Register of directors.
- [ ] Directors' service contracts.
- [ ] Directors' indemnities.
- [ ] Register of secretaries.
- [ ] Records of resolutions etc.
- [ ] Contracts relating to purchase of own shares.
- [ ] Documents relating to redemption or purchase of own share out of capital by private company.
- [ ] Register of debenture holders.
- [ ] Report to members of outcome of investigation by public company into interests in its shares.
- [ ] Register of interests in shares disclosed to public company.
- [ ] Instruments creating charges and register of charges: England and Wales or Northern Ireland.
- [ ] Instruments creating charges and register of charges: Scotland.

❶ **Important**
You must file form AD02 'Notification of single alternative inspection location (SAIL)' with this form if you have not filed one previously.

If you have previously filed a form AD03, you do not need to include those records on this form.

A full list of the company records which are held at the SAIL must be included in the company's next Annual Return (AR01).

3 Signature

I am signing this form on behalf of the company.

Signature

X  X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver and manager, CIC manager, Judicial factor.

❷ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AD03

Change of location of the company records to the single alternative inspection location (SAIL)



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: DARREN DRABBLE

Company name: MONEYSUPERMARKET.COM GROUP PLC

Address: MONEYSUPERMARKET HOUSE, ST. DAVID'S PARK

Post town: EWLOE

County/Region: CHESTER

Postcode: CH5 3UZ

Country: UK

DX:

Telephone: 01244 220684

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have ticked the relevant boxes in section 2.
- ☐ You have signed the form.



Important information

Please note that all information on this form will appear on the public record.



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk



THURSDAY
ANYE0ISJ
A08 01/04/2010 246
COMPANIES HOUSE

PUBLIC COMPANY LIMITED BY SHARES
SPECIAL RESOLUTIONS AND ORDINARY RESOLUTIONS OF
MONEYSUPERMARKET.COM GROUP PLC

Registered Number 6160943
(the "**Company**")

At the Annual General Meeting of the Company duly convened and held on 31 March 2010 the following special and ordinary resolutions were passed by the members of the Company

ORDINARY RESOLUTIONS

IT IS RESOLVED:

9 THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company ('Rights')

(a) up to an aggregate nominal amount of £33,801, and

(b) up to a further aggregate nominal amount of £33,801 provided that (i) they are equity securities (within the meaning of section 560(1) of the Companies Act 2006) and (ii) they are offered by way of a rights issue to holders of ordinary shares on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter,

provided that this authority shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 30 June 2011, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired, and all unexercised authorities previously granted to the Directors to allot shares and grant Rights be and are hereby revoked

SPECIAL RESOLUTIONS

IT IS RESOLVED

10 THAT the Directors be and they are hereby empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash either pursuant to the authority conferred by Resolution 9 above or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment provided that this power shall be limited to

(a) the allotment of equity securities in connection with an offer of securities (but in the case of the authority granted under paragraph (b) of Resolution 9 by way of rights issue only) in favour of the holders of ordinary shares on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter, and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) of this Resolution 10) to any person or persons of equity securities up to an aggregate nominal amount of £5,075,

and shall expire upon the expiry of the general authority conferred by Resolution 9 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired

11 THAT the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of ordinary shares of 0 02 pence each of the Company on such terms and in such manner as the Directors may from time to time determine, provided that

(a) the maximum number of ordinary shares hereby authorised to be acquired is 50,753,272 representing approximately 10% of the issued ordinary share capital of the Company as at 23 February 2010,

(b) the minimum price (excluding expenses) which may be paid for any such share is 0 02 pence,

(c) the maximum price (excluding expenses) which may be paid for any such share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased and (ii) the amount stipulated by Article 5(1) of the EU Buy-back and Stabilisation Regulation (being the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in the Company on the trading venues where the market purchases by the Company pursuant to the authority conferred by this Resolution 11 will be carried out),

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless previously renewed, varied or revoked by the Company in general meeting, and

(e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract

13 THAT a general meeting, other than an annual general meeting, may be called on not less than 14 clear days' notice

14 THAT with effect from the conclusion of the Annual General Meeting of the Company

(a) the Articles of Association of the Company be amended by deleting all the provisions of the Company's Memorandum of Association which, by virtue of section 28 of the Companies Act 2006, are to be treated as provisions of the Company's Articles of Association, and

(b) the Articles of Association of the Company produced to the meeting and initialled by the Chairman for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association



Chairman

RECEIVED
2010 MAY 17 P 3: 5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

No. 06160943

Moneysupermarket.com Group PLC

Incorporated on 14 March 2007

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on 31 March 2010)

INDEX

ARTICLES OF ASSOCIATION

of

Moneysupermarket.com Group PLC

(adopted by special resolution passed on 31 March 2010)

PRELIMINARY

Definitions

1. (1) In these articles the following words bear the following meanings

"Acts" means the Companies Acts (as defined in section 2 of the Companies Act 2006), in so far as they apply to the Company,

"articles" means the articles of association of the Company,

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect,

"electronic address" means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means,

"electronic form" has the same meaning as in the Acts,

"electronic means" has the same meaning as in the Acts,

"executed" means any mode of execution,

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares,

"Office" means the registered office of the Company,

"seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 50 of the Companies Act 2006, or either of them as the case may require,

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary,

"Stock Exchange" means London Stock Exchange plc, and

"Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Companies Act 2006 or the Uncertificated Securities Regulations (as the case may be)

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force

(5) In these articles, unless the context otherwise requires

(a) words in the singular include the plural, and vice versa,

(b) words importing any gender include all genders, and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons

(6) In these articles

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise,

(b) the words and phrases "other", "otherwise", "including" and "in particular" shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible, and

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise

(7) The headings are inserted for convenience only and do not affect the construction of these articles

Exclusion of other regulations

2. No regulations or model articles contained in any statute or subordinate legislation including without prejudice to such generality, the regulations contained in Table A to the Companies Act 1985 and the Companies (Model Articles) Regulations 2008, shall apply as the articles

SHARE CAPITAL

Liability of members

3. The liability of the members is limited to the amount, if any, unpaid on the shares held by them

Further issues and rights attaching to shares on issue

4. (1) Without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, if the Company has not so determined, as the directors may determine

(2) In the event that rights and restrictions attaching to shares are determined by ordinary resolution pursuant to this article, those rights and restrictions shall apply, in particular in place of any rights or restrictions that would otherwise apply by virtue of the Companies Act 2006 in the absence of any provisions in the articles of a company, as if those rights and restrictions were set out in the articles

Redeemable shares

5. (1) Any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such share

(2) In the event that rights and restrictions attaching to shares are determined by the directors pursuant to this article, those rights and restrictions shall apply, in particular in place of any rights or restrictions that would otherwise apply by virtue of the Companies Act 2006 in the absence of any provisions in the articles of a company, as if those rights and restrictions were set out in the articles

Payment of commissions

6. The Company may exercise the powers of paying commissions conferred by the Acts Any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares, or partly in one way and partly in the other and may be in respect of a conditional or an absolute subscription

Trusts not recognised

7. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust Except as otherwise provided by these articles or by law, the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share other than the holder's absolute ownership of it and all the rights attaching to it

Uncertificated shares

8. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted, and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (a) of this article or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form

Separate holdings of shares in certificated and uncertificated form

9. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings

VARIATION OF RIGHTS

Variation of rights

10. If at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up

(a) in such manner (if any) as may be provided by those rights, or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum shall be (i) at any such meeting other than an adjourned meeting, two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares), and (ii) at an adjourned meeting, one person holding shares of the class in question (other than treasury shares) or his proxy

Rights deemed not varied

11. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares

SHARE CERTIFICATES

Rights to share certificates

12. (1) On becoming the holder of any share other than a share in uncertificated form, every person (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled, without payment, to have issued to him within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, several certificates each for one or more of his shares

(2) Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them

(3) Where a member (other than a financial institution) has transferred part only of the shares comprised in a certificate, the member is entitled, without payment, to have issued to him a certificate in respect of the balance of shares held by him or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, several certificates each for one or more of his shares

(4) When a member's (other than a financial institution's) holding of shares of a particular class increases, the Company may issue that member with a single, consolidated certificate in respect of all the shares of a particular class which that member holds or a separate certificate in respect of only those shares by which that member's holding has increased

(5) A member (other than a financial institution) may request the Company, in writing, to replace the member's separate certificates with a consolidated certificate or the member's consolidated certificate with two or more separate certificates representing such proportion of the shares as the member may specify, provided that any certificate(s) which it is (or they are) to replace has first been returned to the Company for cancellation When the Company complies with

such a request it may charge such reasonable sum as the directors may determine for doing so

(6) The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to the senior shall be a sufficient delivery to all of them, and seniority shall be determined in the manner described in article 64

(7) If a certificate issued in respect of a member's shares is damaged or defaced or said to be lost, stolen or destroyed, then that member is entitled to be issued with a replacement certificate in respect of the same shares A member exercising the right to be issued with such a replacement certificate

(a) must return the certificate which is to be replaced to the Company if it is damaged or defaced, and

(b) must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors may determine

LIEN

Company's lien on shares not fully paid

13. The Company has a lien over every share which is partly paid for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share The directors may declare any share to be wholly or in part exempt from the provisions of this article The Company's lien over a share takes priority over any third party's interest in that share, and extends to any dividend or other money payable by the Company in respect of that share (and, if the lien is enforced and the share is sold by the Company, the proceeds of sale of that share)

Enforcing lien by sale

14. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise, demanding payment and stating that if the notice is not complied with the shares may be sold

Giving effect to a sale

15. To give effect to the sale

(a) in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser, and

(b) in the case of a share in uncertificated form, the directors may

(i) to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form, and

(ii) after such conversion, authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer

The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale

Application of proceeds of sale

16. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable Any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale

CALLS ON SHARES AND FORFEITURE

Calls

17. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares A call may be required to be paid by instalments A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

18. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed

Joint and several liability in respect of calls

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it

Interest

20. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or fixed in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined in the Acts) The directors may, however, waive payment of the interest wholly or in part

Sums treated as calls

21. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call

Power to differentiate

22. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares

Payment of calls in advance

23. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree

Notice if call not paid and forfeiture

24. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture

Sale of forfeited shares

25. A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine Where for the purposes of its disposal a forfeited share is to be transferred to any person

    (a) in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer, and

    (b) in the case of a share in uncertificated form, the directors may

        (i) to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form, and

        (ii) after such conversion, authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer

Cessation of membership and continuing liability

26. A person whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation any certificate for the shares forfeited However, such person shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

Statutory declaration as to forfeiture

27. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share

TRANSFER OF SHARES

Transfer of shares in certificated form

28. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee

Transfer of shares in uncertificated form

29. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned The transfer may not be in favour of more than four transferees

Refusal to register transfers

30. (1) The directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis They may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer,

(b) is in respect of only one class of share, and

(c) is in favour of not more than four transferees

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer

Notice of and reasons for refusal

31. If the directors refuse to register a transfer of a share, they shall as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator-instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the

transferee notice of the refusal together with reasons for the refusal The directors shall send such further information about the reasons for the refusal to the transferee as the transferee may reasonably request

No fee for registration

32. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share

Retention or return of instrument of transfer

33. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given

Recognition of renunciation

34. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person

TRANSMISSION OF SHARES

Transmission on death

35. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest However, nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been solely or jointly held by him

Election of person entitled by transmission

36. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee If he elects to become the holder he shall give notice to the Company to that effect If he elects to have another person registered he shall transfer title to the share to that person All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred

Rights of person entitled by transmission

37. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares

DISCLOSURE OF INTERESTS

Disclosure of interests

38. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the Companies Act 2006 and has failed in relation to any shares (the "default shares") to give the Company

the information thereby required within 14 days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll, and

(b) where the default shares represent at least 0 25 per cent of their class (calculated exclusive of treasury shares)

 (i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend, and

 (ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless

  (A) the member is not himself in default as regards supplying the information required, and

  (B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer,

 (iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of

(a) receipt by the Company of the information required by the notice mentioned in that paragraph, and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that

(a) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled), and

(b) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the Companies Act 2006 in relation to the new shares

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the Companies Act 2006 to any other person, it shall at the same time send a copy of the notice to the member The accidental omission to do so, or the non-receipt by the member of the copy, shall, however, not invalidate or otherwise affect the application of paragraph (1) of this article

(5) For the purposes of this article

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 of the Companies Act 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested,

(b) "interested" shall be construed as it is for the purpose of section 793 of the Companies Act 2006,

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular, and

(d) an "excepted transfer" means, in relation to any shares held by a member

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning of section 974 of the Companies Act 2006) in respect of shares in the Company, or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded, or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

(6) Nothing in this article shall limit the powers of the Company under section 794 of the Companies Act 2006 or any other powers of the Company whatsoever

UNTRACED MEMBERS

Untraced members

39. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if

(a) for a period of 12 years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or effected and no communication has been received by the Company from the member or person concerned,

(b) during that period the Company has paid at least three dividends (whether interim or final) and no such dividend has been claimed by the member or person concerned,

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share, and the advertisements, if not published on the same day, shall have been published within 30 days of each other, and

(d) the Company has not during the further period of three months following the date of publication of the advertisements (or, if published on different dates, the later or latest of them) and prior to the sale of the share received any communication from the member or person concerned

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of 12 years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of 12 years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c))

(3) To give effect to the sale of any share pursuant to this article

(a) in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser, and

(b) in the case of a share in uncertificated form, the directors may

(i) to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form, and

(ii) after such conversion, authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer

The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale

ALTERATION OF CAPITAL

Consolidation and sub-division

40. The Company may by ordinary resolution -

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

(b) sub-divide its shares, or any of them, into shares of smaller amount than its existing shares, and

(c) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others,

and where any difficulty arises in regard to any consolidation or division, the directors may settle such difficulty as they see fit In particular, without limitation, the directors may sell to any person (including the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company and

(i) in the case of shares in certificated form, the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser, and

(ii) in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form, and after such conversion, authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer

The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale

NOTICE OF GENERAL MEETINGS

Calling general meetings

41. The directors may call general meetings If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting If there is no director, any member of the Company may call a general meeting

Notice of annual general meetings and other general meetings

42. An annual general meeting and all other general meetings of the Company shall be called by at least such minimum period of notice as is prescribed or permitted under the Acts The notice shall specify the place, the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company

Omission or failure to give notice and non-receipt of notice

43. The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company's control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting

PROCEEDINGS AT GENERAL MEETINGS

Quorum

44. No business shall be transacted at any meeting unless a quorum is present Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum

Procedure if quorum not present

45. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned in accordance with article 53(1)

Chairing general meetings

46. The chairman (if any) of the board of directors, or in his absence some other director nominated prior to the meeting by the directors, shall preside as chairman of the meeting If neither the chairman nor such other director (if any) is present within 15 minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present and willing to act to be chairman of the meeting, and if there is only one director present he shall be chairman of the meeting

47. If no director is present within 15 minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman of the meeting

Security arrangements and orderly conduct

48. The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements

49. The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final

Directors entitled to attend and speak

50. Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members The chairman of the

meeting may permit other persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chairman of the meeting's discretion, speak at a general meeting or at any separate class meeting

Attendance and participation at different places and by electronic means

51. In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "Principal Place"), make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at the meeting (including the use of satellite meeting places) The arrangements for simultaneous attendance and participation at any place at which persons are participating, using electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues

52. The members or proxies at the place or places at which persons are participating via electronic means shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the places at which persons are participating via electronic means are able to

(a) participate in the business for which the meeting has been convened, and

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place (and any other place at which persons are participating via electronic means)

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place

If it appears to the chairman of the meeting that the facilities at the Principal Place or any place at which persons are participating via electronic means have become inadequate for the purposes set out in sub-paragraphs (a) and (b) above, the chairman of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting All business conducted at the general meeting up to the point of the adjournment shall be valid The provisions of article 53(3) shall apply to that adjournment

Adjournments

53. (1) If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned and (subject to the provisions of the Acts) the chairman of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the directors may determine If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved

(2) Without prejudice to any other power of adjournment he may have under these articles or at common law

(a) the chairman of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting, and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, if the chairman of the meeting considers that

(i) there is not enough room for the number of members and proxies who wish to attend the meeting,

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting,

(iii) an adjournment is necessary to protect the safety of any person attending the meeting, or

(iv) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out,

and, if so adjourned, the chairman of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the directors may determine

(3) Subject to the provisions of the Acts, it shall not be necessary to give notice of an adjourned meeting except that when a meeting is adjourned for 14 days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place

AMENDMENTS TO RESOLUTIONS

Amendments to special and ordinary resolutions

54. (1) A special resolution to be proposed at a general meeting may be amended by ordinary resolution if

(a) the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b) the amendment does not go beyond what is necessary to correct a clear error in the resolution

(2) An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if

(a) written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered to the Company at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed and the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution, or

(b) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on

Withdrawal and ruling amendments out of order

55. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on If an amendment proposed to any resolution under consideration is ruled out of order by the chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling

POLLS

Demand for a poll

56. A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is validly demanded A poll on a resolution may be demanded either before a vote on a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared

A poll on a resolution may be demanded by

(a) the chairman of the meeting,

(b) a majority of the directors present at the meeting,

(c) *not less than five members having the right to vote at the meeting,*

(d) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares), or

(e) a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares)

Chairman's declaration

57. Unless a poll is duly demanded and the demand is not subsequently withdrawn, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry in respect of such declaration in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution

Withdrawal of demand for a poll

58. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made

Polls to be taken as chairman directs

59. Polls at general meetings shall, subject to articles *60* and *61* below, be taken when, where and in such manner as the chairman of the meeting directs The chairman of the meeting may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared The result of a poll shall be the decision of the meeting in respect of the resolution on which the poll was demanded

When poll to be taken

60. A poll on the election of the chairman of the meeting or on a question of adjournment must be taken immediately Any other polls must be taken either during the meeting or within 30 days of the poll being demanded A demand for a poll does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

Notice of poll

61. No notice need be given of a poll not taken during the meeting if the time and place at which it is to be taken are announced at the meeting at which it is demanded In any other case, at least seven clear days' notice must be given specifying the time and place at which the poll is to be taken

VOTES OF MEMBERS

Voting rights

62. Subject to any rights or restrictions attached to any shares

(a) on a show of hands

(i) every member who is present in person has one vote,

(ii) every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote, except that if the proxy has been duly appointed by more than one member entitled to vote on the resolution and is instructed by one or more of those members to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those members to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he has one vote for and one vote against the resolution, and

(iii) every corporate representative present who has been duly authorised by a corporation has the same voting rights as the corporation would be entitled to,

(b) on a poll every member present in person or by duly appointed proxy or corporate representative has one vote for every share of which he is the holder or in respect or which his appointment as proxy or corporate representative has been made, and

(c) a member, proxy or corporate representative entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way

Voting record date

63. For the purposes of determining which persons are entitled to attend or vote at a general meeting and how many votes such persons may cast, the Company may specify in the notice convening the meeting a time, being not more than 48 hours before the time fixed for the meeting (and for this purpose no account shall be taken of any part of a day that is not a working day), by which a person must be entered on the register in order to have the right to attend or vote at the meeting

Votes of joint holders

64. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members

Votes on behalf of an incapable member

65. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court and the person so authorised may exercise other rights in relation to general meetings, including appointing a proxy Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable

No right to vote where sums overdue

66. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid

Objections and validity of votes

67. (1) Any objection to the qualification of any person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive If a vote is not disallowed by the chairman of the meeting it is valid for all purposes

(2) The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to him by the member he represents and if a proxy or corporate representative does not vote in accordance with the instructions of the member he represents the vote or votes cast shall nevertheless be valid for all purposes

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxies

68. A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company The appointment of a proxy shall be deemed also to confer authority to demand or join in demanding a poll Delivery of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it A proxy need not be a member A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him References in these articles to an appointment of proxy include references to an appointment of multiple proxies

69. Where two or more valid appointments of proxy are received in respect of the same share in relation to the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others If the Company is unable to determine which is last sent, the one which is last received shall be so treated If the Company is unable to determine either which is last sent or which is last received, none of such appointments shall be treated as valid in respect of that share

Form of proxy appointment

70. (1) Subject to article 71 an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer or other person duly authorised for that purpose The signature on the appointment of proxy need not be witnessed

(2) Where the appointment of a proxy is expressed to have been or purports to have been executed by a duly authorised person on behalf of a member

(i) the Company may treat the appointment as sufficient evidence of that person to execute the appointment of proxy on behalf of that member, and

(ii) the member shall, if requested by or on behalf of the Company, send or procure the sending of any authority under which the appointment of proxy has been executed, or a certified copy of any such authority to such address and by such time as required under article 72 and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid

Proxies sent or supplied in electronic form

71. The directors may (and shall if and to the extent that the Company is required to do so by the Acts) allow an appointment of proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify Where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, an appointment of proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting

Receipt of appointments of proxy

72. An appointment of proxy may

(a) in the case of an appointment of proxy in hard copy form, be received at the Office or such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates, or

(b) in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates, or

(c) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the directors may determine) before the time appointed for the taking of the poll

The directors may specify in the notice convening the meeting that in determining the time for delivery of proxies pursuant to this article, no account shall be taken of any part of any day that is not a working day An appointment of proxy which is not received or delivered in a manner so permitted shall be invalid

Termination of appointments of proxy

73. A vote given or poll demanded by proxy shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was delivered in writing to the Company at such place or address at which an appointment of proxy may be duly received under article 72 not later than the last time at which an appointment of proxy should have been received under article 72 in order for it to be valid

Availability of appointments of proxy

74. The directors may at the expense of the Company send or make available appointments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person If for the purpose of any meeting, appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it The accidental omission, or the failure due to circumstances beyond the Company's control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

Corporations acting by representatives

75. (1) Subject to the provisions of the Acts, any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any meeting of the Company, or at any separate meeting of the holders of any class of shares The corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person or persons so authorised is present at it The Company may require such person or persons to produce a certified copy of the resolution before permitting him to exercise his powers

(2) A vote given or poll demanded by a corporate representative shall be valid notwithstanding that he is no longer authorised to represent the member unless notice of the termination was delivered in writing to the Company at such place or address and by such time as is specified in article 72 for the receipt of an appointment of proxy

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors

76. Unless otherwise determined by the Company by ordinary resolution the number of directors (disregarding alternate directors) shall not be subject to any maximum but shall not be less than two

Power of Company to appoint a director

77. Subject to the provisions of these articles, the Company may by ordinary resolution appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director

Procedure for appointment or reappointment at general meeting

78. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless

(a) he is recommended by the directors, or

(b) not less than seven nor more than 35 days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed

Election of two or more directors

79. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has first been agreed to by the meeting without any vote being given against it For the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment

Power of directors to appoint a director

80. The directors may appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment

Number and identity of directors to retire by rotation

81. At the annual general meeting in every year there shall retire from office by rotation all directors who held office at the time of each of the two preceding annual general meetings and who did not retire by rotation or pursuant to Article 80 at either of them

Filling of vacancy

82. If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost

Director not reappointed at annual general meeting

83. A director who retires at an annual general meeting may be reappointed If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the close of the meeting

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Removal of director

84. In addition to any power of removal under the Acts, the Company may, by special resolution, remove a director before the expiration of his period of office and, subject to these articles, may, by ordinary resolution, appoint another person who is willing to act as a director, and is permitted by law to do so, to be a director instead of him A person so appointed shall be treated, for the purposes of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director

Termination of a director's appointment

85. A person ceases to be a director as soon as

(a) that person ceases to be a director by virtue of any provision of the Acts or is prohibited from being a director by law, or

(b) a bankruptcy order is made against that person, or

(c) a composition is made with that person's creditors generally in satisfaction of that person's debts, or

(d) by reason of that person's mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which that person would otherwise have, or

(e) notification is received by the Company from that person that he is resigning or retiring from his office as director, and such resignation or retirement has taken effect in accordance with its terms, or

(f) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that he should cease to be a director, or

(g) that person is absent without permission of the other directors from meetings of the directors for more than six consecutive months and the other directors resolve that he should cease to be a director, or

(h) a notice in writing is served upon him personally, or at his residential address provided to the Company for the purposes of section 165 of the Companies Act 2006, signed by all the other directors stating that that person shall cease to be a director with immediate effect (and such notice may consist of several copies each signed by one or more directors, but a notice executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity)

ALTERNATE DIRECTORS

Appointment and removal of an alternate director

86. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act and permitted by law to do so, to be an alternate director and may remove an alternate director appointed by him from his appointment as alternate director

Rights of an alternate director

87. An alternate director shall be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence An alternate director shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director, but shall be entitled to be paid such expenses as might properly have been paid to him if he had been a director

Termination of an alternate director's appointment

88. An alternate director shall cease to be an alternate director if his appointor ceases to be a director, however, if a director retires, by rotation or otherwise, but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment

89. An alternate director shall cease to be an alternate director on the occurrence in relation to the alternate director of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor's appointment as a director

Method of appointment or removal of an alternate director

90. An appointment or removal of an alternate director shall be by notice in writing to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors

Other provisions regarding alternate directors

91. Save as otherwise provided in these articles, an alternate director shall

    (a) be deemed for all purposes to be a director,

    (b) alone be responsible for his own acts and omissions,

    (c) in addition to any restrictions which may apply to him personally, be subject to the same restrictions as his appointor, and

    (d) not be deemed to be the agent of or for the director appointing him

POWERS OF DIRECTORS

General powers of the Company vested in the directors

92. The business of the Company shall be managed by the directors who, subject to the provisions of these articles and to any directions given by special resolution to take, or refrain from taking, specified action, may exercise all the powers of the Company No alteration of these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction

had not been given The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors

Borrowing powers and restrictions

93. (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of

(a) the amount paid up, or credited as paid up, on the share capital of the Company (excluding any share capital presented as debt), and

(b) the total of any credit balance on the distributable and undistributable reserves of the Group, but excluding amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on any reserve,

all as shown in the then latest audited consolidated balance sheet of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account or capital redemption reserve of the Company since the date of that balance sheet and further adjusted as the directors may reasonably consider to be appropriate to reflect any change since that date in the companies comprising the Group and, for the avoidance of doubt any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 1166 of the Companies Act 2006) or as treasury shares) shall reduce the reserves of the Group for the purposes of paragraph (1)(b) of this article

(2) In this article

(a) "the Group" means the Company and its subsidiary undertakings (if any), and

(b) "subsidiary undertaking" means a subsidiary undertaking which falls to be treated as such in the audited accounts of the Group

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed"

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed,

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them,

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company),

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company,

(e) the amount of any share capital presented as debt in the audited accounts of the Group shall be taken into account as money borrowed by the member of the Group issuing such share capital, and

(f) the amount of moneys borrowed shall be reduced by any cash balances as shown in the audited consolidated balance sheet of the Group

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than the Group's presentational currency shall be treated as converted into that presentational currency

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member, or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in the Group's presentational currency resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed

(6) In this article references to a consolidated balance sheet of the Group are to be taken

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet of the Company,

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets of the companies comprising the Group, and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Acts, been excluded from consolidation, as references to the consolidated balance sheet of the Company and those of its subsidiary undertakings included in the consolidation

Provision for employees on cessation or transfer of business

94. The directors may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary

Delegation to persons or committees

95. (1) Subject to the provisions of these articles, the directors may delegate any of the powers which are conferred on them under the articles

(a) to such person or committee,

(b) by such means (including by power of attorney),

(c) to such an extent,

(d) in relation to such matters or territories, and

(e) on such terms and conditions,

as they think fit

(2) If the directors so specify, any such delegation may authorise further delegation of the directors' powers by any person to whom they are delegated

(3) The directors may revoke any delegation in whole or part, or alter its terms and conditions

(4) The power to delegate under this article includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director

(5) Subject to paragraph (6) of this article, the proceedings of any committee appointed under paragraph (1)(a) of this article with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying

(6) The directors may make rules regulating the proceedings of such committees, which shall prevail over any rules derived from these articles pursuant to paragraph (5) of this article if, and to the extent that, they are not consistent with them

(7) References to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors

DIRECTORS' REMUNERATION, GRATUITIES AND BENEFITS

Directors' remuneration

96. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors who do not hold executive office (other than alternate directors) such fees for their services in the office of director as the directors may determine and, subject to paragraph (2) of this article, not exceeding in the aggregate an annual sum of £750,000 or such larger amount as the Company may by ordinary resolution decide, divided between the directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles

(2) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such additional remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine

Expenses

97. The directors may also be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company and any reasonable expenses properly incurred by them otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the Company

Directors' gratuities and benefits

98. The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or by insurance or death, sickness or disability benefits or otherwise, for any director or any former director of the Company or of any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on him and may (before as well as after he ceases to hold such office) contribute to any fund and pay premiums for the purchase or provision of any such benefit

Executive directors

99. The directors may appoint one or more of their number to the office of managing director or to any other executive office of the Company and any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim for damages for breach of the contract of service between the director and the Company

DIRECTORS' APPOINTMENTS AND INTERESTS

Other interests and offices

100. (1) Provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested, and

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is interested,

and (i) he shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate, (ii) he shall not infringe his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such office or employment or any such transaction or arrangement or any interest in any such body corporate, (iii) he shall not be required to disclose to the Company, or use in performing his duties as a director of the Company, any confidential information relating to such office or employment if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with such office or employment, (iv) he may absent himself from discussions, whether in meetings of the directors or otherwise, and exclude himself from information, which will or may relate to such office, employment, transaction, arrangement or interest, and (v) no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit

(2) For the purposes of this article

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified,

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his,

(c) a director shall be deemed to have disclosed the nature and extent of an interest which consists of him being a director, officer or employee of any subsidiary undertaking of the Company,

(d) a director need not disclose an interest if it cannot be reasonably regarded as likely to give rise to a conflict of interest, and

(e) a director need not disclose an interest if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware)

101. (1) The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law

(a) any matter which would otherwise result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties), and

(b) a director to accept or continue in any office, employment or position in addition to his office as a director of the Company and, without prejudice to the generality of paragraph (1)(a) of this article, may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises,

provided that the authorisation is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director, and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted

(2) If a matter, or office, employment or position, has been authorised by the directors in accordance with this article then (subject to such terms and conditions, if any, as the directors may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation or the permissions set out below)

(a) the director shall not be required to disclose to the Company, or use in performing his duties as a director of the Company, any confidential information relating to such matter, or such office, employment or position if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter, or that office, employment or position,

(b) the director may absent himself from discussions, whether in meetings of the directors or otherwise, and exclude himself from information, which will or may relate to that matter, or that office, employment or position, and

(c) a director shall not, by reason of his office as a director of the Company, be accountable to the Company for any benefit which he derives from any such matter, or from any such office, employment or position

PROCEEDINGS OF DIRECTORS

Procedures regarding board meetings

102. (1) Subject to the provisions of these articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors

(3) Notice of a board meeting may be given to a director personally, or by telephone, or sent in hard copy form to him at a postal address in the United Kingdom notified by him to the Company for this purpose, or sent in electronic form to such electronic address (if any) as may for the time being be notified by him to the Company for that purpose It shall not be necessary to give notice of a board meeting to a director who is for the time being absent from the United Kingdom unless he has requested that notices of board meetings shall during his absence be given in hard copy form or in electronic form to him at a postal address or electronic address notified by him to the Company for that purpose Such notices, however, need not be given any earlier than notices given to directors not so absent A director may waive notice of any board meeting and any such waiver may be retrospective

(4) Questions arising at a meeting shall be decided by a majority of votes In case of an equality of votes, the chairman shall (unless he is not entitled to vote on the resolution in question) have a second or casting vote A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote, and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able

(a) to hear each of the other participating directors addressing the meeting, and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number of directors required to form a quorum A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting

Number of directors below minimum

103. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than either the number fixed as the minimum, or the quorum required for a meeting of the directors (or both) the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting

Election and removal of chairman

104. The directors may elect from their number, and remove, a chairman of the board of directors The chairman shall preside at all meetings of the directors, but if there is no chairman, or if at the meeting the chairman is not present within ten minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting

Resolutions in writing

105. A resolution in writing agreed to by all the directors entitled to receive notice of a meeting of the directors and who would be entitled to vote (and whose vote would have been counted) on the resolution at a meeting of the directors shall (if that number is sufficient to constitute a quorum) be as valid and effectual as if it had been passed at a meeting of the directors, duly convened and held A resolution in writing is adopted when all such directors have signed one or more copies of it or have otherwise indicated their agreement to it in writing A resolution agreed to by an alternate director, however, need not also be agreed to by his appointor and, if it is agreed to by a director who has appointed an alternate director, it need not also be agreed to by the alternate director in that capacity

Quorum

106. No business shall be transacted at any meeting of the directors unless a quorum is present The quorum may be fixed by the directors If the quorum is not fixed by the directors, the quorum shall be two A director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting An alternate director who is not himself a director shall if his appointor is not present, be counted in the quorum

Permitted interests and voting

107. (1) Subject to the provisions of these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings,

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security,

(c) the resolution relates to the giving to him of any other indemnity which is on substantially the same terms as indemnities given or to be given to all of the other directors and/or to the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors have been given or are to be given substantially the same arrangements,

(d) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability,

(e) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange,

(f) the resolution relates to an arrangement for the benefit of the employees and directors and/or former employees and former directors of the Company or any of its subsidiary undertakings, and/or the members of their families (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees' share scheme, which does not accord to any director any privilege or advantage not generally accorded to the employees and/or former employees to whom the arrangement relates,

(g) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly (whether as director or shareholder or otherwise), provided that he is not the holder of or beneficially interested in 1 per cent or more of any class of the equity share capital of that company and not entitled to exercise 1 per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded (i) any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, (ii) any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder, and (iii) any shares of that class held as treasury shares)

(2) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not for any reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment

Suspension or relaxation of prohibition on voting

108. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors

Questions regarding director's rights to vote

109. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive

DIVIDENDS

Declaration of dividends by Company

110. The Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors

Payment of interim dividends

111. The directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights

Payment according to amount paid up

112. Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid For the purpose of this article, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount

Non-cash distribution

113. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of specific assets and in particular of fully paid shares or debentures of any other company Where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may

(a) issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of such specific assets or any part thereof,

(b) determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of those entitled to participate in the dividend, and

(c) vest any such specific assets in trustees

Dividend payment procedure

114. Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the directors may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct Payment of such cheque, warrant or

order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company

Right to cease sending payment

115. The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed), or

(b) following one such occasion, reasonable enquiries have failed to establish any new address or account of the person entitled to the payment,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request and have supplied in writing a new address or account to be used for that purpose

No interest on dividends

116. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share

Forfeiture of unclaimed dividends

117. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company

Scrip dividends

118. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution The following provisions shall apply

(a) The resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares as derived from the London Stock Exchange Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount

(c) No fraction of a share shall be allotted and the directors may make such provision for fractional entitlements as they think fit, including provision

(i) for the whole or part of the benefit of fractional entitlements to be disregarded or to accrue to the Company, or

(ii) for the value of fractional entitlements to be accumulated on behalf of a member (without entitlement to interest) and applied in paying up new shares in connection with a subsequent offer by the Company of the right to receive shares instead of cash in respect of a future dividend

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and (except in the case of any holder from whom the Company has received written notice in such form as the directors may require which is effective for the purposes of the relevant dividend that such holder wishes to receive shares instead of cash in respect of all future dividends in respect of which a right of election is offered) shall send with, or following, such notification, forms of election and specify the procedure to be followed and place at which, and the latest time by which, elections must be received in order to be effective

(e) The directors may on any occasion decide that rights of election shall only be made available subject to such exclusions, restrictions or other arrangements as they shall in their absolute discretion deem necessary or desirable in order to comply with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") Instead, additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis

(g) The directors shall not proceed with any election unless the Company has sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned

CAPITALISATION OF PROFITS

Capitalisation of profits

119. (1) The directors may with the authority of an ordinary resolution of the Company

(a) subject as provided in this article, resolve to capitalise any profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve, merger reserve or revaluation reserve),

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares or debentures of the Company of a nominal amount equal to that sum, and allot such shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up shares to be allotted to members credited as fully paid,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend,

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned),

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members, and

(f) generally do all acts and things required to give effect to such resolution as aforesaid

(2) Where, pursuant to an employees' share scheme (within the meaning of section 1166 of the Companies Act 2006) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is

mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly The provisions of paragraphs (1)(a) to (f) above shall apply with the necessary alterations to this paragraph (but as if the authority of an ordinary resolution of the Company were not required)

RECORD DATES

Company or directors may fix record dates for payment or distribution

120. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly

NOTICES AND OTHER COMMUNICATIONS

Requirements for writing

121. Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing

Methods of sending or supplying

122. (1) Any notice, document or information may (without prejudice to articles 125 and 126) be sent or supplied by the Company to any member either

(a) personally, or

(b) by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given pursuant to article 123(4), or by leaving it at that address, or

(c) by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement), or

(d) by making it available on a website, provided that the requirements in paragraph (2) of this article and the provisions of the Acts are satisfied

(2) The requirements referred to in paragraph (1)(d) of this article are that

(a) the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company's request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement),

(b) the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed ("notification of availability"),

(c) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting, and

(d) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid

(3) In the case of joint holders of a share

(a) it shall be sufficient for all notices, documents and other information to be sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (the "first named holder") only, and

(b) the agreement of the first named holder that notices, documents and information may be sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders

(4) A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice, document or information from the Company unless he gives to the Company an address (not being an electronic address) within the United Kingdom at which notices, documents or information may be sent or supplied to him

(5) For the avoidance of doubt, the provisions of this article are subject to article 43

(6) The Company may at any time and at its sole discretion choose to send or supply notices, documents and information only in hard copy form to some or all members

Deemed receipt of notice

123. A member present either in person or by proxy at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called

Notice by reference to register of members

124. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of 21 days before the notice is given, and no change in the register after that time shall invalidate the giving of the notice

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title, but this paragraph does not apply to a notice given under section 793 of the Companies Act 2006

Notice when post not available

125. Where, by reason of any suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting, the board may decide that the only persons to whom notice of the affected general meeting must be sent are the directors, the Company's auditors, those members to whom notice to convene the general meeting can validly be sent by electronic means and those members to whom notification as to the availability of the notice of meeting on a website can validly be sent by electronic means In any such case the Company shall also

(a) advertise the general meeting in at least two national daily newspapers published in the United Kingdom, and

(b) send or supply a confirmatory copy of the notice to members in the same manner as it sends or supplies notices under article 122 if at least seven clear days before the meeting the posting of notices again becomes practicable

Other notices and communications advertised in national newspaper

126. Any notice, document or information to be sent or supplied by the Company to the members or any of them, not being a notice of a general meeting, shall be sufficiently sent or supplied if sent or supplied by advertisement in at least one national daily newspaper published in the United Kingdom

When notice or other communication deemed to have been received

127. Any notice, document or information sent or supplied by the Company to the members or any of them

(a) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post, or there is only one class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received 48 hours after it was posted Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent,

(b) by being left at a member's registered address or postal address given pursuant to article 122(4), shall be deemed to have been received on the day it was left,

(c) by electronic means, shall be deemed to have been received 24 hours after it was sent Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent,

(d) by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website,

(e) by means of a relevant system shall be deemed to have been received 24 hours after the Company or any sponsoring system-participant acting on the Company's behalf, sends the issuer-instruction relating to the notice, document or information, and

(f) by advertisement, shall be deemed to have been received on the day on which the advertisement appears

Communications sent or supplied to persons entitled by transmission

128. Any notice, document or information may be sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or supplying it in any manner authorised by these articles for the sending or supply of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled Until such an address has been supplied, a notice may be sent or supplied in any manner in which it might have been given if the death or bankruptcy had not occurred

Power to stop sending communications to untraced members

129. If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address, or a postal address within the United Kingdom, or (without prejudice to article 122(4)) shall have informed the Company, in such manner as may be specified by the Company, of an electronic address For the purposes of this article, references to notices, documents or information include references to a cheque or other instrument of payment, but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles

Validation of documents in electronic form

130. Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form as the directors may approve, or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine

The Company may designate mechanisms for validating any such document and a document not validated by the use of any such mechanisms shall be deemed as having not been received by the Company In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with articles 42 and 71

ADMINISTRATION

Making and retention of minutes

131. The directors shall cause minutes to be made in books kept for the purpose

(a) of all appointments of officers made by the directors, and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting

Minutes shall be retained for at least ten years from the date of the appointment or meeting and shall be kept available for inspection in accordance with the Acts

Inspection of accounts

132. Except as provided by statute or by order of the court or authorised by the directors or an ordinary resolution of the Company, no person is entitled to inspect any of the Company's accounting or other records or documents merely by virtue of being a member

Appointment of secretary

133. The secretary shall be appointed by the directors for such term, at such remuneration and upon such other conditions as they think fit, and any secretary so appointed may be removed by them

Use of the seal

134. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors The directors may determine whether any instrument to which the seal is affixed shall be signed and, if it is to be signed, who shall sign it Unless otherwise determined by the directors

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it, and

(b) every other instrument to which the seal is affixed shall be signed by-

(i) two directors of the Company, or

(ii) one director and the secretary of the Company, or

(iii) at least one authorised person in the presence of a witness who attests the signature

For this purpose an authorised person is any director of the Company or the secretary of the Company, or any person authorised by the directors for the purpose of signing instruments to which the seal is affixed

Official seal for use abroad

135. The Company may have an official seal for use in any place abroad Such a seal shall be used only by the authority of a resolution of the directors or of a committee of the directors

Destruction of documents

136. (1) The Company may destroy

(a) any instrument of transfer, after six years from the date on which it is registered,

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded,

(c) any share certificate, after one year from the date on which it is cancelled, and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant,

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article, and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner

Change of name

137. The Company may change its name by resolution of the directors

WINDING UP

Winding up

138. If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability

INDEMNITY

Power to indemnify directors

139. (1) Subject to paragraph (2) of this article, the Company may

(a) indemnify to any extent any person who is or was a director, or a director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company, and/or

(b) indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the company's activities as trustee of an occupational pension scheme, and/or

(c) purchase and maintain insurance for any person who is or was a director, or a director of any associated company, against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company,

and for this purpose an associated company means any body corporate which is or was a subsidiary of the Company or in which the Company or any subsidiary of the Company is or was interested

(2) This article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Acts or by any other provision of law


Companies House
for the record

88(2)
(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP000

Company Number 6160943

Company name in full MONEYSUPERMARKET.COM GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	27	03	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13,333		
Nominal value of each share	0 02p		
Amount (if any) paid or due on each share *(including any share premium)*	6p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

SATURDAY


A0YK8HVC

A32 27/02/2010 94
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 139 Fountainbridge, Edinburgh, EH3 9FF **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) VICKY CONNOLLY	Class of shares allotted	Number allotted
Address 21 BROOM ROAD, HALE, CHESHIRE	ORDINARY	13,333
UK Postcode WA15 9AR		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24/2/10

** A ~~director~~ secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ **

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

DARREN DRABBLE, MONEYSUPERMARKET HOUSE,
ST DAVIDS PARK, EWLOE CHESTER
Tel CH5 3UZ
DX number DX exchange

74pgs
Bulk P00157/30

In accordance with Section 854 of the Companies Act 2006

AR01
Annual Return



A fee is payable with this form
Please see 'How to pay' on the last page

You can use the WebFiling service to file this form online
Please go to www companieshouse gov uk



THURSDAY
AKLEEIZO
A26 08/04/2010 328
COMPANIES HOUSE

✓ **What this form is for**
You may use this form to confirm that the company information is correct as at the date of this return
You must file an Annual Return at least once every year

✗ **What this form is NOT for**
You cannot use this form to give notice of changes to the company officers, registered office, company type or information relating to the company

Part 1 Company details

The section must be completed by all companies

→ **Filling in this form**
Please complete in typescript or in bold black capitals

All fields are mandatory unless specified or indicated by *

A1 Company details

Company number	0 6 1 6 0 9 4 3 ✓
Company name in full ❶	MONEYSUPERMARKET.COM GROUP PLC

❶ **Company name change**
If your company has recently changed its name, please provide the company name as at the date of this return

A2 Return date

Please give the annual return made up date The return date must not be a future date The annual return must be delivered within 28 days of the date given below

Date of this return ❷ d1 d4 m0 m3 y2 y0 y1 y0

❷ **Date of this return**
Your company's return date is usually the anniversary of incorporation or the anniversary of the last annual return filed at Companies House You may choose an earlier return date but it must not be a later date

A3 Principal business activity

Please show the trade classification code number(s) for the principal activity or activities ❸

Classification code 1	7 4 1 5 ✓
Classification code 2	
Classification code 3	
Classification code 4	

If you cannot determine a code, please give a brief description of your business activity below

Principal activity description

❸ **Principal business activity**
You must provide a trade classification code (SIC code) or a description of your company's main business in this section

A full list of the trade classification codes are available on our website www companieshouse gov uk

AR01
Annual Return

A4 Company type[1]

Please confirm your company type by ticking the appropriate box below (only one box must be ticked)

- [x] Public limited company
- [ ] Private company limited by shares
- [ ] Private company limited by guarantee
- [ ] Private company limited by shares exempt under section 60
- [ ] Private company limited by guarantee exempt under section 60
- [ ] Private unlimited company with share capital
- [ ] Private unlimited company without share capital

[1] **Company type**
If you are unsure of your company type, please check your latest certificate of incorporation or our website
www.companieshouse.gov.uk

A5 Registered office address[2]

Building name/number	MONEYSUPERMARKET HOUSE
Street	ST DAVIDS PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	CH5 3UZ

[2] **Change of registered office**
This must agree with the address that is held on the Companies House record at the date of this return

If the registered office address has changed, you should complete form **AD01** and submit it together with this annual return

A6 Single alternative inspection location (SAIL) of the company records (if applicable)[3]

Building name/number	NORTHERN HOUSE
Street	WOODSOME PARK
Post town	FENAY BRIDGE
County/Region	HUDDERSFIELD
Postcode	HD8 0GA

[3] **SAIL address**
This must agree with the address that is held on the Companies House record at the date of this return

If the address has changed, you should complete form **AD02** and submit it together with this annual return

A7 Location of company records[4]

Please tick the appropriate box to indicate which records are kept at the SAIL address in **Section A6**

- [x] Register of members
- [ ] Register of directors
- [ ] Directors' service contracts
- [ ] Directors' indemnities
- [ ] Register of secretaries
- [ ] Records of resolutions etc
- [ ] Contracts relating to purchase of own shares
- [ ] Documents relating to redemption or purchase of own share out of capital by private company
- [ ] Register of debenture holders
- [ ] Report to members of outcome of investigation by public company into interests in its shares
- [ ] Register of interests in shares disclosed to public company
- [ ] Instruments creating charges and register of charges England and Wales or Northern Ireland
- [ ] Instruments creating charges and register of charges Scotland

[4] **Location of company records**
If the company records are held at the registered office address, **do not** tick any of the boxes in this section

Certain records must be kept by every company while other records are only kept by certain company types where appropriate

If the records are not kept at the SAIL address, they must be available at the registered office

If any of the company records have moved from the registered office to the address in Section A6 since the last annual return, you must complete form **AD03** and submit it together with this annual return

Part 2 Officers of the company

This section should include details of the company at the date to which this annual return is made up

- → For a **secretary** who is an individual, go to **Section B1**
- → For a **corporate secretary**, go to **Section C1**
- → For a **director** who is an individual, go to **Section D1**
- → For a **corporate director**, go to **Section E1**

Continuation pages
Please use a continuation page if you need to enter more officer details

Secretary

B1 Secretary's details ❶

Please use this section to list all the secretaries of the company
For a corporate secretary, complete Section C1-C4

Title*	MR
Full forename(s)	DARREN
Surname	DRABBLE ✓
Former name(s) ❷	

❶ Secretary appointments
You may not use this form to appoint a secretary To do this, please complete form **AP03** and submit it together with this annual return

Corporate details
Please use **Section C1-C4** to enter corporate secretary details

Secretary details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH03**

❷ Former name(s)
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

B2 Secretary's service address ❶

Building name/number	MONEYSUPERMARKET HOUSE
Street	ST DAVIDS PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	CH5 3UZ
Country	UNITED KINGDOM

❶ Service address
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

Corporate secretary

C1 Corporate secretary's details ❶

Please use this section to list all the corporate secretaries of the company

Corporate body/firm name	
Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Corporate secretary appointments**
You cannot use this form to appoint a corporate secretary To do this, please complete form **AP04** and submit it together with this annual return

Corporate secretary details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us please complete form **CH04**

This information will appear on the public record

C2 Location of the registry of the corporate body or firm

Is the corporate secretary registered within the European Economic Area (EEA)?
→ **Yes** Complete **Section C3 only**
→ **No** Complete **Section C4 only**

C3 EEA companies ❷

Please give details of the register where the company file is kept (including the relevant state) and the registration number in that register

Where the company/ firm is registered ❸	
Registration number	

❷ **EEA**
A full list of countries of the EEA can be found in our guidance www companieshouse gov uk

❸ This is the register mentioned in Article 3 of the First Company Law Directive (68/151/EEC)

C4 Non-EEA companies

Please give details of the legal form of the corporate body or firm and the law by which it is governed If applicable, please also give details of the register in which it is entered (including the state) and its registration number in that register

Legal form of the corporate body or firm	
Governing law	
If applicable, where the company/firm is registered ❹	
If applicable, the registration number	

❹ **Non-EEA**
Where you have provided details of the register (including state) where the company or firm is registered, you must also provide its number in that register

AR01
Annual Return

Director

D1 Director's details [1]

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	MR
Full forename(s)	GERALD MICHAEL NOLAN
Surname	CORBETT
Former name(s) [2]	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	d0 d7 m0 m9 y1 y9 y5 y1
Business occupation (if any)	CHAIRMAN / DIRECTOR

[1] Director appointments
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH01**

[2] Former name(s)
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

D2 Director's service address [3]

Building name/number	MONEYSUPERMARKET HOUSE
Street	ST DAVIDS PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	CH5 3UZ
Country	UNITED KINGDOM

[3] Service address
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	MR
Full forename(s)	GRAHAM
Surname	DONOGHUE
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	d1 9 m0 9 y1 9 7 3
Business occupation (if any)	DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names *unless previously used for business purposes*

D2 Director's service address ❸

Building name/number	MORRISONS SUPERMARKET HOUSE
Street	ST DAVIDS PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	CH5 3QZ
Country	UNITED KINGDOM

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record

AR01
Annual Return

Director

D1 **Director's details** ❶

	Please use this section to list all the directors of the company **For a corporate director, complete Section E1-E4**
Title*	MR
Full forename(s)	PAUL HARRIS
Surname	DOUGHTY
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	d2 d5 m0 m6 y1 y9 y6 y8
Business occupation (if any)	CHIEF FINANCIAL OFFICER

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form CH01

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

D2 **Director's service address** ❸

Building name/number	MONEYSUPERMARKET HOUSE
Street	ST DAVIDS PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	CH5 3UZ
Country	UNITED KINGDOM

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	MR
Full forename(s)	SIMON JUSTIN
Surname	NIXON
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	d0 d7 m0 m8 y1 y9 y6 y7
Business occupation (if any)	DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

D2 Director's service address ❸

Building name/number	MONEYSUPERMARKET HOUSE
Street	ST DAVIDS PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	CH5 3UZ
Country	UNITED KINGDOM

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	MR
Full forename(s)	DAVID
Surname	OSBORNE
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	d1 d9 m0 m4 y1 y9 y6 y6
Business occupation (if any)	DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

D2 **Director's service address** ❸

Building name/number	MONEYSUPERMARKET HOUSE
Street	ST DAVIDS PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	CH5 3UZ
Country	UNITED KINGDOM

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 **Director's details** ❶

	Please use this section to list all the directors of the company **For a corporate director, complete Section E1-E4**
Title*	MR
Full forename(s)	PETER
Surname	PLUMB
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	2 6 / 1 1 / 1 9 6 3
Business occupation (if any)	DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

D2 **Director's service address** ❸

Building name/number	MONEYSUPERMARKET HOUSE
Street	ST DAVID'S PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	CH5 3UZ
Country	UNITED KINGDOM

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	MR
Full forename(s)	ROBERT OSCAR
Surname	ROWLEY
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH ✓
Date of birth	d0 d3 m0 m8 y1 y9 y4 y9
Business occupation (if any)	

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form CH01

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

D2 **Director's service address** ❸

Building name/number	MONEYSUPERMARKET HOUSE
Street	ST DAVIDS PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	C H 5 3 U Z
Country	UNITED KINGDOM

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	MR
Full forename(s)	JOHN MICHAEL
Surname	WEMMS
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	d0 d8 m0 m2 y1 y9 y4 y0
Business occupation (if any)	DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

D2 **Director's service address** ❸

Building name/number	MONEYSUPERMARKET HOUSE
Street	ST DAVIDS PARK
	EWLOE
Post town	CHESTER
County/Region	
Postcode	CH5 3UZ
Country	UNITED KINGDOM

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

Corporate director

E1 Corporate director's details ❶

Please use this section to list all the corporate director's of the company

Corporate body/firm name	
Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Corporate director appointments**
You cannot use this form to appoint a corporate director To do this, please complete form **AP02** and submit it together with this annual return

Corporate director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us please complete form **CH02**

This information will appear on the public record

E2 Location of the registry of the corporate body or firm

Is the corporate director registered within the European Economic Area (EEA)?
→ **Yes** Complete **Section E3 only**
→ **No** Complete **Section E4 only**

E3 EEA companies ❷

Please give details of the register where the company file is kept (including the relevant state) and the registration number in that register

Where the company/ firm is registered ❸	
Registration number	

❷ **EEA**
A full list of countries of the EEA can be found in our guidance www.companieshouse.gov.uk

❸ This is the register mentioned in Article 3 of the First Company Law Directive (68/151/EEC)

E4 Non-EEA companies

Please give details of the legal form of the corporate body or firm and the law by which it is governed If applicable, please also give details of the register in which it is entered (including the state) and its registration number in that register

Legal form of the corporate body or firm	
Governing law	
If applicable, where the company/firm is registered ❹	
If applicable, the registration number	

❹ **Non-EEA**
Where you have provided details of the register (including state) where the company or firm is registered, you must also provide its number in that register

AR01
Annual Return

Part 3 Statement of capital ❶

Does your company have share capital?
→ Yes Complete the sections below and the following Part 4
→ No Go to Part 5 (Signature)

❶ This should reflect the company's capital status at the made up date of this annual return

F1 Share capital in pound sterling (£)

Please complete the table below to show each class of shares held in pound sterling
If all your issued capital is in sterling, only complete Section F1 and then go to Section F4

Class of shares (E g Ordinary/Preference etc)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
ORDINARY	0 02 p		509,163,007	£101,832.60 ✓
				£
				£
				£
		Totals		£

F2 Share capital in other currencies

Please complete the table below to show any class of shares held in other currencies
Please complete a separate table for each currency

Currency

Class of shares (E g Ordinary/Preference etc)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
		Totals		

Currency

Class of shares (E g Ordinary/Preference etc)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
		Totals		

F3 Totals

Please give the total number of shares and total aggregate nominal value of issued share capital

Total number of shares: 509,163,007 ✓

Total aggregate nominal value ❺: 101,832.60 ✓

❺ Total aggregate nominal value
Please list total aggregate values in different currencies separately For example £100 + €100 + $10 etc

❷ Including both the nominal value and any share premium

❸ Total number of issued shares in this class

❹ Number of shares issued multiplied by nominal value of each share

Continuation Pages
Please use a Statement of Capital continuation page if necessary

AR01
Annual Return

F4 **Statement of capital** (Voting rights)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Sections F1** and **F2**

Class of share	ORDINARY
Voting rights	EACH SHARE IS ENTITLED TO ONE VOTE IN A MEETING OF SHAREHOLDERS
Class of share	
Voting rights	
Class of share	
Voting rights	
Class of share	
Voting rights	

AR01
Annual Return

G3 Private or non-traded public companies – list of past and present shareholders

This section should only be completed by companies that have not traded on a regulated market at any time during the period of this return

Changes during this period to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year

You must provide a 'full list' of all company shareholders on
- The company's first annual return following incorporation,
- Every third annual return after a full list has been provided

Please list the company shareholders in alphabetical order

Joint shareholders should be listed consecutively

Further shareholders
Please use a 'Private or non-traded public companies – list of past and present shareholders' continuation page if necessary

		Shares or stock currently held	Shares or stock transferred (if appropriate)	
Shareholder's Name (Address not required)	Class of share	Number of shares or amount of stock	Number of shares or amount of stock	Date of registration of transfer
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /

AR01
Annual Return

G4 Traded public companies – list of past and present shareholders

This section should show the shareholders that hold at least 5% of any class of share(s) of the company at the date of this return It should only be completed by public companies that have traded on a regulated market at any time during the period of this return

Changes during this period to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year

You must provide a 'full list' of all company shareholders on
- The company's first annual return following incorporation,
- Every third annual return after a full list has been provided

Please list the company shareholders in alphabetical order

Joint shareholders should be listed consecutively

Further shareholders
Please use a 'Traded public companies – list of past and present shareholders' continuation page if necessary

Shareholder's details	Class of share	Shares or stock currently held	Shares or stock transferred (if appropriate)	
		Number of shares or amount of stock	Number of shares or amount of stock	Date of registration of transfer
Name SEE ATTACHED CD				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /

Part 5 Signature

This must be completed by all companies

I am signing this form on behalf of the company

Signature



Signature

X X

This form may be signed by
~~Director~~ ❶, Secretary, ~~Person authorised ❷, Charity commission receiver and manager, CIC manager, Judicial factor.~~

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006

AR01
Annual Return



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form The contact information you give will be visible to searchers of the public record

Contact name DARREN DRABBLE

Company name MONEYSUPERMARKET.COM GROUP PLC

Address MONEYSUPERMARKET HOUSE

ST DAVID'S PARK

EWLOE

Post town CHESTER.

County/Region

Postcode CH5 3UZ

Country UNITED KINGDOM

DX

Telephone 01244 665753



Checklist

We may return forms completed incorrectly or with information missing

Please make sure you have remembered the following

- ☐ The company name and number match the information held on the public Register
- ☐ You have completed your principal business activity
- ☐ You have not used this form to make changes to the registered office address
- ☐ You have not used this form to make changes to secretary and director details
- ☐ You have fully completed the Statement of capital (if applicable)
- ☐ You have signed the form
- ☐ You have enclosed the correct fee



Important information

Please note that all information on this form will appear on the public record



How to pay

A fee of £30 is payable to Companies House in respect of an Annual Return

Make cheques or postal orders payable to 'Companies House'



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below

For companies registered in England and Wales
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ
DX 33050 Cardiff

For companies registered in Scotland
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post)

For companies registered in Northern Ireland
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS
DX 481 N R Belfast 1



Further information

For further information, please see the guidance notes on the website at www companieshouse gov uk or email enquiries@companieshouse gov uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

Part 4 Shareholders

Does your company have share capital?
→ **Yes** Complete the sections below
→ **No** Go to **Part 5 (Signature)**

❶ This should reflect the shareholder details at the made up date of this annual return

G1 Traded public companies ❷

☑ Please tick the box if your company was a traded public company at any time during the period of this return

❷ **Traded company definition**
A traded company means a company any of whose shares are admitted to trading on a regulated market

G2 List of past and present shareholders

Private and non-traded public companies are required to provide a 'full list' if one was not included with either of the last two returns

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns

Please tick the appropriate box below

☐ A full list of shareholders for a private or non-traded public company is enclosed Please complete **Section G3**, or

☑ A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed Please complete **Section G4**

☐ A list of shareholder changes is enclosed
→ For private or non-traded public companies, please complete **Section G3**
→ For traded public companies, please complete **Section G4**

☐ There were no shareholder changes in this period
→ Go to **Part 5 (Signature)**

Please tick the appropriate box below to indicate the format of your shareholder details
☐ The list of shareholders is enclosed on paper
☑ The list of shareholders is enclosed in another format

FORM ML8 (03/07)
CDROM

RECEIVED
2010 MAY 17 P 3:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 6160943

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON CDROM APPROXIMATELY 10 DAYS FROM 13/04/10 TO ORDER A COPY OF THE BULK LIST ON CDROM CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0303 1234 500